Form 10-K405, Exhibit 13
period 1996-12-31
BELDEN INC
filed 1997-03-17
CIK 910134

Belden Inc.
Selected Historical Financial Data

                                                                                           (3)
                                   1996           1995         1994        1993        1992
                                   (in thousands, except per share amounts and number of employees)

Income statement data:
Revenues                         $  667,425    $  608,608   $  439,699  $  383,697   $ 366,242
Operating earnings                   94,417        79,602       65,318      56,683      50,215 (4)
Income before cumulative
  effect of changes in
  accounting principles(3)           55,234        46,227       38,126      32,749      28,820 (4)
Net income                           55,234        46,227       38,126      32,749      19,048 (4)
Net income per
  common share                         2.11          1.76         1.46            (1)              (1)


Balance sheet data:(2)
Total assets                       $371,645    $  332,787   $  203,809  $  196,639   $  192,131
Long-term debt                       71,630        81,458       37,277      68,000       78,369
Other long-term obligations          37,573        36,181       27,224      27,620       27,892
Stockholders' equity                179,707       131,902       93,601      60,464       45,212

Other data:
Average number of
  employees                           4,200         3,800        2,800       2,700        2,800
Dividends per
  common share                   $      .20    $      .20   $      .20          --           --


(1)      Net income per common share has not been presented since the Company, except for certain of its foreign operations, was an operating division of Cooper Industries, Inc. with no separately issued or outstanding equity securities.

(2)      Prior to the consummation of the Public Offering on October 6, 1993, substantially all of the excess cash generated by
         Belden's operations was regularly remitted to Cooper's centralized cash management program.

(3)      Effective January 1, 1992, Belden elected early adoption of SFAS No. 106 (Employers' Accounting for Postretirement
         Benefits Other Than Pensions), SFAS No. 109 (Accounting for Income Taxes) and SFAS No. 112 (Employers' Accounting for
         Postemployment Benefits).

(4)      Includes a nonrecurring charge of $5,200 ($3,172 net of tax) for the closing of a manufacturing facility and nonrecurring income of $3,419 ($2,086 net of tax) for the reversal of vacation accrual due to a change in the Company's policy.






















Management's Discussion and Analysis of
Financial Condition and Results of Operations

Results of Operations 1996 Compared With 1995

Revenues
Belden's revenues for the year ended December 31, 1996 were $667.4 million compared with $608.6 million in 1995, an increase of 10%. Approximately half of this increase was due to including Pope Cable and Wire B.V.
(Pope), acquired April 3, 1995, and American Electric Cordsets (AEC), acquired March 23, 1995, for a full year in 1996 and including Intech
Cable, Inc. (Intech) since its December 3, 1996 acquisition date. The following table shows the components of the 10% increase in the Company's
1996 revenues in each of Belden's four served markets.

                                               % Increase
                             % of Total     in 1996 Revenues
                            1996 Revenues  Compared with 1995
Computer                         33%                4%
Audio/video                      27                16
Industrial                       17                25
Electrical                       23                 1

The revenue growth in the computer market was primarily due to the inclusion of Pope revenues for a full year in 1996 and the growth in networking of computers, workstations and servers, which resulted in increased demand for the Company's high performance twisted pair products.
Growth in revenues for the Company's networking cables was constrained during 1996 as a result of elevated inventory levels at certain significant customers during the middle of the year, which negatively affected orders, and lower copper costs, which were reflected in reduced selling prices. In addition, the Company reduced selling prices for its computer networking cables in the latter half of the year primarily to meet competitive demands. Sales of the Company's computer interconnection products, which link computers to discrete peripheral devices and mainframes to terminals, were down slightly in 1996, primarily due to competitive price reductions.
The acquisition of Intech is expected to favorably impact computer market revenues in 1997. However, because the acquisition occurred in December, the revenue impact in 1996 was minimal.

The revenue growth in the audio/video market was primarily due to additional revenues from Pope and increased sales of the Company's cable television (CATV) coaxial cable, fiber optic cable and broadcast products.
International demand for CATV drop and fiber optic cables was strong throughout the year. However, this growth was partially offset by a decline in demand for CATV drop cable in domestic markets. In the United States, CATV providers have delayed spending due to uncertainties regarding telecommunication network architecture and the effect of the telecommunications legislation enacted in early 1996. This delayed spending not only affected volume growth, but also negatively impacted selling prices. Broadcast revenues benefited from the strength of this market as technology is converted from analog to digital. Demand for broadcast cables was also bolstered in 1996 by special events such as the Atlanta Olympic Games and the U.S. presidential elections.

Four bar graphs depicting the percent increase in revenues compared with the prior year for the computer, audio/video, industrial and electrical markets are represented for the years 1996, 1995, and 1994. Data from these graphs are shown below:

                                                   1996             1995            1994

Computer                                            4 %              21 %            10 %
Audio/Video                                        16                61              22
Industrial                                         25                28              12
Electrical                                          1                54              18


Continued capital investment by manufacturers and increased market penetration by the Company primarily caused the growth in industrial market revenues. Factory automation and product "reengineering" contributed to the capital investment by manufacturers. The increased market penetration by the Company resulted primarily from the introduction of new products in 1996 and a more focused sales and marketing effort. The acquisition of Intech is expected to favorably impact the Company's industrial market revenues in 1997.

Including the revenues of Pope and AEC for a full year accounted for all of the growth in electrical market revenues in 1996. Excluding the impact of these acquisitions, revenues declined almost 9%. This decline was primarily attributable to reductions in selling prices due to lower copper costs and weaker demand in Canada and Europe. In addition, the Company discontinued manufacturing residential building wire in Canada during 1996 to focus on more profitable product lines. This also contributed to the revenue decline. Increased demand for the Company's electrical cords used on power tools, appliances and other electrical equipment partially offset the above declines. The Company currently expects a continued decline in electrical market revenues in 1997 due primarily to the conversion of manufacturing capacity in Canada away from electrical products.

Average prices for the Company's products were down in 1996 compared with 1995. This decline was primarily attributable to the decrease in copper costs during the year and competitive price reductions on CATV, computer interconnect and computer networking products. Revenues were also reduced by approximately $6 million due to the impact of foreign currency exchange rates. All of these factors are expected to continue to affect average selling prices in 1997.

Domestic revenues, which represented approximately 73% of 1996 total revenues, increased 10% from 1995. Included in domestic revenues were export sales (primarily to the Pacific Rim and Latin America) of $61 million, which represented an increase of 41% from 1995. European customer revenues increased 16% from 1995, and increased 21% in local currency. The acquisition of Pope was the primary reason for this increase in European revenues. Canadian revenues decreased 11% from 1995, with translation having a minimal impact on revenues. This decrease was the result of the weak Canadian economy and the Company's decision to exit the residential building wire market and convert capacity to more profitable product lines. European and Canadian revenues represented 21% and 6% of 1996 total revenues, respectively.

Costs, Expenses and Earnings
The following table sets forth information comparing the 1996 components of earnings with 1995.

                                                                                      % Increase
                                                                                    1996 Compared
                                                       1996             1995           with 1995
                                                            (in thousands, except % data)
Gross profit                                         $168,379         $152,096            10.7%
      As a percent of revenues                          25.2%            25.0%
Operating earnings                                    $94,417          $79,602            18.6%
      As a percent of revenues                          14.1%            13.1%
Income before income taxes                            $90,920          $75,667            20.2%
      As a percent of revenues                          13.6%            12.4%
Net income                                            $55,234          $46,227            19.5%
      As a percent of revenues                           8.3%             7.6%

Four bar charts depicting revenue (in millions) in the United States, Canada, Europe, and Export sales are represented for the years 1996, 1995, and 1994. Data from these graphs are shown below:

                                                   1996             1995            1994

United States                                    $ 424.6          $ 397.8          $ 330.9
Canada                                              40.9             45.8             40.0
Europe                                             124.5            107.4             36.8
Export                                              77.5             57.6             32.0


The revenue growth in 1996 primarily caused the increase in gross profit. The improvement in gross profit as a percent of revenues resulted from productivity gains at the Company's European facility and the impact of lower copper and other raw material costs. These improvements were partially offset by pricing reductions.

The increase in gross profit led to higher operating earnings during the year. This increase was partially offset by the additional selling, general and administrative costs associated with the acquired operations and a $0.5 million charge relating to the shutdown of the Apple Creek, Ohio facility. There will be approximately $0.6 million of additional costs incurred in the first half of 1997 as the Company transfers production to other facilities. Operating earnings as a percent of revenues increased from 1995 due primarily to savings from the consolidation of the Company's operations in Europe, higher volumes and ongoing cost reduction efforts.

Income before income taxes increased due to growth in operating earnings and a reduction of interest expense in 1996 by $0.4 million, or 11%. Interest expense declined during 1996 as lower interest rates more than offset the impact of increased debt levels associated with the Company's acquisitions and elevated working capital levels. Average debt outstanding during 1996 and 1995 was $82 million and $75 million, respectively. The Company's average daily interest rate was 4.9% in 1996 compared with 5.7% in 1995.

The Company's effective tax rate increased from 38.9% in 1995 to 39.2% in 1996.

Results of Operations 1995 Compared With 1994

Revenues
Belden's revenues for the year ended December 31, 1995 were $608.6 million compared with $439.7 million in 1994, an increase of 38%. The following table shows the components of the 38% increase in the Company's 1995 revenues in each of Belden's four served markets.

                                               % Increase
                             % of Total     in 1995 Revenues
                            1995 Revenues  Compared with 1994
Computer                         34%               21%
Audio/video                      25                61
Industrial                       16                28
Electrical                       25                54

The Company acquired AEC on March 23, 1995, and Pope on April 3, 1995. AEC and Pope added $103.7 million to 1995 revenues.

Three bar charts depicting gross profit margin, operating earnings margain, and net income margin as a percent of revenues are represented for the years 1996, 1995, and 1994. Data from these graphs are shown below:

                                                   1996             1995            1994

Gross Profit Margin                                25.2 %           25.0 %          27.5 %
Operating Earnings Margin                          14.1             13.1            14.9
Net Income Margin                                   8.3              7.6             8.7



The acquisition of Pope and an increase in demand for the Company's products generated the increase in computer market revenues. Excluding the acquisition, revenues in this market increased 10% compared with 1994. Growth in the networking of computers, workstations and servers, which resulted in increased sales of the Company's high-performance twisted pair products, was the primary cause of this increase. During 1995, an industry-wide shortage of Teflon FEP, a raw material used in certain computer networking cables, constrained growth in the computer market. The Company took actions to reduce the effects of the shortage through manufacturing design changes, which resulted in using less Teflon FEP per foot of cable.

A large portion of the growth in audio/video market revenues in 1995 resulted from the addition of revenues from Pope. Excluding the effect of the Pope acquisition, revenue growth was 22% during 1995 in this market. Increased demand for the Company's CATV coaxial cable and other broadcast products generated this growth. The rate of growth in U.S. CATV revenues slowed during the second half of the 1995 because of uncertainties regarding telecommunication network architectures and the telecommunications legislation, that was enacted in early 1996. This slowdown was partially offset by international CATV growth as the Company realized the benefits of deploying additional sales personnel throughout the world.

Continued strong capital investment by manufacturers, market penetration by the Company, including the expansion of industrial distribution representation, and the acquisition of Pope, resulted in revenue growth for the Company's industrial products. Excluding the Pope acquisition, industrial revenues increased 25%.

The acquisitions of Pope and AEC accounted for most of the growth in electrical market revenues in 1995. Excluding these acquisitions, revenues increased 9% for the year in this market. Increased demand for the Company's electrical cords used on power tools, appliances and other electrical equipment, and price increases (primarily in Canada) to recover higher costs of copper were the major reasons for this increase.

Increased prices during 1995 designed to recover the higher costs of copper, Teflon FEP and other raw materials were generally offset by competitive price reductions taken on certain products in the computer interconnect and the industrial signal and control markets. As a result, average prices for 1995 were only slightly higher than average prices in 1994.

Domestic revenues, which represented approximately 72% of 1995 total revenues, increased 22% from 1994. Included in domestic revenues were export sales (primarily to the Pacific Rim and Latin America) of $43 million, which represented an increase of 35% from 1994. European and Canadian customer revenues increased 231% and 14%, respectively. Excluding the impact of foreign currency translation, European and Canadian revenues increased 239% and 15%, respectively. The acquisition of Pope was the primary cause of revenue growth in Europe. Excluding the acquisition, European revenues increased 1%, but decreased 10% in local currencies. The decrease in local currency revenues was primarily due to a drop in demand for a European-sourced computer cable assembly. European and Canadian 1995 revenues represented 20% and 8% of total 1995 revenues, respectively.

Three bar charts depicting the percent increase compared with the prior year for gross profit, operating earnings, and net income are represented for the years 1996, 1995, and 1994. Data from these graphs are shown below:

                                                   1996             1995            1994

Gross Profit                                       10.7 %           25.7 %          16.1 %
Operating Earnings                                 18.6             21.9            19.3
Net Income                                         19.5             21.2            20.9


Costs, Expenses and Earnings

The following table sets forth information comparing the 1995 components of earnings with 1994.

                                                                                      % Increase
                                                                                    1995 Compared
                                                       1995             1994           with 1994
                                                            (in thousands, except % data)
Gross profit                                         $152,096         $120,965            25.7%
      As a percent of revenues                          25.0%            27.5%
Operating earnings                                    $79,602          $65,318            21.9%
      As a percent of revenues                          13.1%            14.9%
Income before income taxes                            $75,667          $62,743            20.6%
      As a percent of revenues                          12.4%            14.3%
Net income                                            $46,227          $38,126            21.2%
      As a percent of revenues                           7.6%             8.7%

Higher revenues generated the increase in gross profit. Gross profit as a percent of revenues declined from 1994 due to the inclusion of the less profitable Pope and AEC operations and from increases in copper, Teflon
FEP and other raw material costs. The average monthly cost of copper, the Company's largest raw material component, increased 26% from 1994. A slight increase in average prices and the Company's ability to leverage fixed production costs over higher revenues partially tempered this decline in gross profit as a percent of revenues.

The increase in gross profit led to higher operating earnings during the year. This increase was partially offset by an increase in selling, general and administrative costs due primarily to the Pope and AEC acquisitions. Operating earnings as a percent of revenues for the year decreased from 1994 as a result of the decline in gross profit as a percent of revenues. This decrease was partially offset by revenue growth at a greater rate than the rate of increases in selling, general and administrative costs, excluding the effect of acquisitions.

Income before income taxes increased due to the increase in operating earnings. Higher interest costs associated with higher interest rates and debt levels adversely affected this increase in operating earnings. Debt levels in 1995 increased as a result of the Company's acquisitions of Pope and AEC and the purchase by the Company of 275,000 shares of its common stock. These shares were later reissued under the Company's Employee Stock Purchase Plan. Average debt outstanding during 1995 and 1994 was $75 million and $58 million, respectively. The Company's average daily interest rate was 5.7% in 1995 compared with 4.9% in 1994.

The Company's effective tax rate decreased from 39.2% in 1994 to 38.9% in 1995.

A bar chart depicting revenues per employee (in thousands) is represented for the years 1996, 1995, and 1994. Data from this graph is shown below:

                                                   1996             1995            1994
Revenues Per Employee (in thousands)               $ 159            $ 160           $ 157




Financial Condition

Liquidity and Capital Resources
The Company has a $200 million multicurrency variable rate bank revolving credit agreement (Credit Agreement) with a group of seven banks. The Credit Agreement is unsecured and expires in November 2001. At December 31, 1996, the Company had $157 million available under the Credit Agreement. In addition, the Company has unsecured, uncommitted arrangements with three banks under which it may borrow up to $65 million at prevailing interest rates. At December 31, 1996, the Company had $36 million available under these uncommitted arrangements. The Company expects that cash provided by operations and borrowings available under the Credit Agreement will provide it with sufficient liquidity to meet its operating needs and fund its normal dividends and anticipated capital expenditures.

During 1996, the Company reduced debt by $7 million, in spite of additional borrowings to finance the acquisition of Intech and to purchase 100,000 shares of common stock. As a result, the Company's debt to total capitalization ratio improved from 38.2% at December 31, 1995 to 28.5% at the end of 1996. Subsequent to the end of 1996, the Company purchased substantially all of the assets of the Alpha Wire Division (Alpha) of Alpha Wire Corporation for approximately $70 million. The Company financed the acquisition utilizing funds available under the Credit Agreement.

Working Capital
During 1996, operating working capital (defined as receivables and inventories less payables and accrued liabilities, excluding the effect of exchange rate changes) increased $19 million. This increase resulted primarily from increases in receivables associated with higher revenues and decreases in accounts payable and accrued liabilities primarily associated with spending related to acquisition restructuring projects.

During 1995, operating working capital increased $19 million. This increase resulted from planned increases in inventories to support the Company's current and future growth and increases in receivables associated with higher revenues. These increases in working capital components were partially offset by increases in income taxes payable due to timing of estimated tax payments and in accounts payable and accrued liabilities to support the higher revenues.

Capital Expenditures and Commitments
Capital expenditures currently planned for 1997, as well as actual expenditures for 1996 and 1995 are as follows:

                                 1997       1996      1995
                                 Plan      Actual    Actual
                                       (in millions)
Modernization and enhancement   $ 11     $   6     $   6
Capacity expansion                 5        10        12
Other                             11        10         4
                                ----     -----     -----
                                $ 27     $  26     $  22

Three bar charts depicting leverage (debt to total capitalization), cash flow from operations (in millions), and capital expenditures ( in millions) are represented for the years 1996, 1995, and 1994. Data from these graphs are shown below:


                                                   1996             1995            1994

Leverage (Debt to Total Capitalization)            28.5 %           38.2 %          28.5 %

____________________________________________________________________________

                                                   1996             1995            1994

Cash Flow From Operations (in millions)            $ 58.2           $ 42.8          $ 48.5

_______________________________________________________________________________

Capital Expenditures (in millions)
                                                   1996             1995            1994

Modernization & Enhancement                        $  6             $  6            $  7
Capacity Expansion                                   10               12               3
Other                                                10                4               3
                                                   ______           _____           _____
Capital Expenditures                               $ 26             $ 22            $ 13


Capital spending planned for 1997 is primarily for the implementation of an integrated business information system and the modernization and enhancement of existing equipment to achieve planned cost reductions. Spending in 1996 and 1995 was primarily for machinery and equipment to increase the production capacity of CATV coaxial cable and twisted pair wire.

Effects of Inflation
During the years presented, inflation has had a relatively minor effect on the Company's results of operations. In recent years, the U.S. rate of inflation has been relatively low. In addition, because the Company's inventories are valued primarily on the LIFO method, current inventory costs are matched against current sales so that increases in cost are reflected in earnings on a current basis.

Environmental Remediation
The cost of environmental remediation and compliance has generally not been an item of material expense for Belden. In 1990, in connection with the shutdown of its manufacturing facility in Shrewsbury, Massachusetts, the Company recorded an environmental accrual totaling $1.6 million. The amounts expensed in 1996, 1995 and 1994 with respect to environmental remediation were not material. The Company has been identified as a potentially responsible party with respect to five sites designated for cleanup under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws.. Belden does not own or operate any of these waste sites. Although estimates of cleanup costs have not yet been completed for most of these sites, the Company believes that, based on its review and other factors, including its estimated share of the waste volume at the sites, the existence of other financially-viable, potentially-responsible parties and the anticipated nature and scope of the cleanups, the costs to the Company relating to these sites will not have a material adverse effect on its results of operations, financial condition, or cash flows.

Forward - Looking Statements
Certain statements in this Annual Report are forward-looking statements under the Private Securities Litigation Reform Act of 1995. These statements are subject to various risks and uncertainties, many of which are outside the control of the Company, such as the level of market demand for the Company's products, competitive pressures, the ability to achieve reductions in costs and to continue to integrate acquisitions, price fluctuations of materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, and other specific factors discussed in the Company's Form 10-K and other Securities and Exchange Commission filings. This information contained in this Annual Report represents the Company's best judgment at the date of this report based on information to reflect developments or information obtained after the date of this report and disclaims any legal obligation to do so.












The Board of Directors and Shareholders
Belden Inc.

We have audited the accompanying consolidated balance sheets of Belden Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, e v i dence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Belden Inc. at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



/s/ Ernst & Young
St. Louis, Missouri
January 21, 1997




























BELDEN INC.
CONSOLIDATED BALANCE SHEETS

                                                                         December 31,
                                                                     1996              1995
                                                    (in thousands, except par value and number of shares)
                        ASSETS
Current assets:
   Cash and cash equivalents                                      $    1,795      $       750
   Receivables, less allowance for doubtful accounts
      of $513 at 1996 and $847 at 1995                               106,514           93,931
   Inventories                                                        73,785           67,961
   Deferred income taxes                                               6,287            6,906
   Other                                                               2,552            3,616

      Total current assets                                           190,933          173,164
Property, plant and equipment, less accumulated
   depreciation                                                      151,934          143,648
Intangibles, less accumulated amortization                             28,712           15,862
Other assets                                                               66              113
                                                                    $371,645         $332,787

          LIABILITIES AND STOCKHOLDERS  EQUITY
Current liabilities:
   Accounts payable and accrued liabilities                           78,086        $  78,847
   Income taxes payable                                                4,649            4,399
      Total current liabilities                                       82,735           83,246
Long-term debt                                                         71,630           81,458
Postretirement benefits other than pensions                            17,430           18,555
Deferred income taxes                                                  10,592            8,014
Other long-term liabilities                                             9,551            9,612
Stockholders  equity:
   Preferred stock, par value $.01 per share, 25,000,000 shares
      authorized, no shares outstanding                                    -                -
   Common stock, par value $.01 per share, 100,000,000 shares authorized 26,137,882 and 26,114,978 shares outstanding
      at 1996 and 1995, respectively                                     261              261
   Additional paid-in capital                                         51,443           51,034
   Retained earnings                                                 133,739           83,717
   Translation component                                              (4,460)          (3,110)

   Treasury stock, at cost 52,592 shares at 1996                      (1,276)               -
      Total stockholders  equity                                     179,707          131,902
                                                                    $371,645         $332,787

See accompanying notes.

1996 Belden Inc. Annual Report               34

BELDEN INC.
CONSOLIDATED INCOME STATEMENTS

                                                                Years Ended December 31,
                                                             1996         1995           1994
                                                       (in thousands, except per share amounts)

Revenues                                                  $667,425       $608,608       $439,699
Cost of sales                                              499,046        456,512        318,734

   Gross profit                                            168,379        152,096        120,965
Selling, general and administrative expenses                73,962         72,494         55,647
   Operating earnings                                       94,417         79,602         65,318
Interest expense                                             3,497          3,935          2,575
   Income before income taxes                               90,920         75,667         62,743
Income taxes                                                35,686         29,440         24,617

      Net income                                         $  55,234      $  46,227      $  38,126

      Net income per common share                      $      2.11    $      1.76    $      1.46

See accompanying notes.



































1996 Belden Inc. Annual Report                35

BELDEN INC.
CONSOLIDATED CASH FLOW STATEMENTS

                                                                  Years Ended December 31,
                                                              1996          1995         1994
                                                                       (in thousands)
Cash flows from operating activities:
   Net income                                                  $55,234    $  46,227      $38,126
   Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation                                               16,121       14,246       10,337
     Amortization                                                1,465        1,687        1,637
     Deferred income taxes                                       3,197       (1,428)        (590)
     Changes in operating assets and liabilities (*):
       Receivables                                              (9,155)     (14,864)      (8,770)
       Inventories                                              (1,597)     (11,317)       5,066
       Accounts payable and accrued liabilities                 (8,978)       2,910        8,838
       Income taxes payable                                        433        3,908       (5,380)
       Other assets and liabilities, net                         1,492        1,477         (723)

          Net cash provided by operating activities              58,212       42,846       48,541
Cash flows from investing activities:
   Capital expenditures                                        (26,100)     (21,796)     (13,346)
   Cash used to acquire businesses                             (18,050)     (59,789)           -
   Proceeds from sales of property, plant and equipment            209          167        1,530
          Net cash used for investing activities                (43,941)     (81,418)     (11,816)
Cash flows from financing activities:
   Net borrowings (payments) under long-term
     credit facility and credit agreements                      (7,101)      45,846      (30,723)
   Purchase of treasury stock                                   (2,425)      (7,150)           -
   Exercise of stock options                                     1,558          533           53
   Cash dividends paid                                          (5,212)      (5,215)      (3,909)
       Net cash provided by (used for) financing
          activities                                            (13,180)      34,014      (34,579)
Effect of exchange rate changes on cash and

   cash equivalents                                                (46)         608          148
Increase (decrease) in cash and cash equivalents                 1,045       (3,950)       2,294
Cash and cash equivalents, beginning of year                       750        4,700        2,406
Cash and cash equivalents, end of year                        $  1,795    $     750     $  4,700


(*) Net of the effects of exchange rate changes and acquired businesses.

See accompanying notes.












1996 Belden Inc. Annual Report                36

BELDEN INC.
CONSOLIDATED STOCKHOLDERS' EQUITY STATEMENTS

                                 Common Stock    Paid-in   Retained  Translation  Treasury   Stock
                                Shares   Amount  Capital   Earnings   Component    Shares    Amount     Total
                                                               (in thousands)
Balance at December 31, 1993    26,012   $260     $53,025    $9,792      $(2,613)       -         -    $60,464
Translation adjustment                                                      (882)                         (882)
Issuance of common stock for:
  Retirement Savings Plan           57      1       1,052                                                1,053
  Stock options                      4      -          53                                                   53
Cash dividends ($.20 per share)                              (5,213)                                    (5,213)
Net income                                                   38,126                                     38,126

Balance at December 31, 1994    26,073    261      54,130    42,705       (3,495)       -         -     93,601
Translation adjustment                                                       385                           385
Purchase of treasury stock                                                           (275)   (7,150)    (7,150)
Issuance of common stock for:
  Stock options                     38      -         533                                                  533
  Employee Stock Purchase Plan       4      -      (3,629)                           275     7,150      3,521
  Cash dividends ($.20 per share)                            (5,215)                                    (5,215)
Net income                                                   46,227                                     46,227
Balance at December 31, 1995    26,115    261      51,034    83,717       (3,110)       -         -    131,902
Translation adjustment                                                    (1,350)                       (1,350)
Purchase of treasury stock                                                           (100)   (2,425)    (2,425)
Issuance of common stock for
  stock options                     23      -         409                              47     1,149      1,558
Cash dividends ($.20 per share)                              (5,212)                                    (5,212)
Net income                                                   55,234                                     55,234
Balance at December 31, 1996    26,138   $261     $51,443  $133,739      $(4,460)     (53)  $(1,276)  $179,707




























1996 Belden Inc. Annual Report               37

Notes to Consolidated Financial Statements

Note 1:  Description of Business

Incorporated in 1993, Belden Inc. (the Company) is a leader in the design and manufacture of wire, cable and cord products for the computer, audio/video, industrial and electrical markets. The Company was previously an unincorporated operating division of Cooper Industries, Inc. (Cooper), until October 1993, when 23.5 million shares of Belden Inc. common stock were sold to the public in an initial public offering. An additional 2.5 million shares of common stock, which was originally retained by Cooper, have all been sold to the public as of December 31, 1996.


Note 2:  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include Belden and all its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments with a maturity of three months or less.

Inventories

Inventories are carried at cost or, if lower, market value. On the basis of current costs, 72% of inventories in 1996 and 67% in 1995 were carried on the last-in, first-out (LIFO) method. The remaining inventories were carried on the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciation is provided over the estimated useful lives of the related assets using primarily the straight-line method. This method is applied to asset accounts which in general have the following lives: buildings 10 to 40 years and machinery and equipment 5 to 12 years.

Intangibles

Intangibles consist primarily of goodwill related to businesses acquired, which are being amortized over 40 years using the straight-line method. On a periodic basis, the Company estimates the future undiscounted cash flows of the businesses to which goodwill relates in order to ensure that the carrying value of goodwill has not been impaired. Other intangibles, which are recorded at cost, are being amortized over their estimated useful lives using the straight-line method.

Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes. The provision for income taxes differs from the amounts currently payable due to the recognition of revenues and expenses in different periods for income tax and financial statement purposes. Income taxes are provided as if operations in all countries, including the United States, were stand-alone businesses filing separate tax returns.








Research and Development

Research and development expenditures are charged to expense as incurred. Expenditures for research and development sponsored by the Company were $8,656,000, $8,070,000 and $5,791,000 for 1996, 1995, and 1994,
respectively.

Environmental Remediation and Compliance

Environmental remediation costs are accrued, except to the extent costs can be capitalized, based on estimates of known environmental remediation exposures. Environmental compliance costs include maintenance and operating costs with respect to pollution control facilities and cost of ongoing monitoring programs. Such costs are expensed as incurred. Capitalized environmental costs are depreciated generally utilizing a 15-year life.

Earnings per Share

Earnings per share is computed by dividing net income by the weighted average number of common shares and, where dilutive, common equivalent shares outstanding. Shares used in the computation totaled 26,236,000, 26,247,000, and 26,127,000 in 1996, 1995, and 1994, respectively.

Futures Contracts

The Company enters into futures contracts to hedge raw material purchases, principally copper, with the objective of managing gross margin risk due to market fluctuations. Any gains or losses resulting from changes in the price of the futures contracts are included as part of the inventory cost when realized.

Foreign Currency Exposure Management

The Company enters into various transactions designed to manage foreign currency exposure. The Company is subject to transaction exposures that arise from foreign exchange rate movements between the date foreign currency transactions are recorded (e.g., export purchases and sales) and the date they are consummated (e.g., cash disbursements and receipts in foreign currencies). The Company sometimes hedges specific transaction exposures by entering into forward contracts, which typically do not exceed one year. Gains and losses on those forward contracts from exchange rate movements offset losses and gains on the transactions being hedged.

The Company sometimes enters into forward contracts to hedge a portion of anticipated export sales, primarily intercompany, within the next 12 months. The dates of the forward contracts are designated to match the dates of the anticipated cash receipts of the hedged export sales. Gains and losses on the forward contracts from exchange rate movements offset the losses and gains on the portion of the export sales hedged.

As a result of having various foreign operations, the Company is exposed to the effect of exchange rate movements on the U.S. dollar value of anticipated cash flows of its foreign operations, which will be remitted to the U.S. The Company sometimes utilizes a natural hedge to mitigate this exposure by denominating a portion of the Company's borrowing in the same currency as the currency of the anticipated cash flow of its foreign operations. The foreign currency denominated cash flow when remitted, can be used to reduce the foreign currency borrowings.







Use of Estimates in the Preparation of the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Note 3: Acquisitions

During 1996 and 1995, the Company acquired the entities described below, which were accounted for under the purchase method of accounting.
Accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair market value. Operating results of the acquisitions are included in the Company's consolidated results since their respective acquisition dates.

          On December 3, 1996, the Company purchased substantially all of the assets of Intech Cable, Inc. (Intech). Intech designs, manufactures and markets specialty wire and cable for a variety of markets, including the telecommunications and industrial markets, and is located in Hudson, Massachusetts.

          On April 3, 1995, the Company acquired all of the outstanding shares of Pope Cable and Wire B.V. (Pope), a wholly-owned subsidiary of Netherlands Philips Bedrijven B.V. (Philips). Pope is engaged primarily in the design and manufacture of electronic and electrical wire and cable and is located in Venlo, The Netherlands. Pope's products primarily serve the television, telecommunications, electrical and data communications markets in Europe. The consideration paid for the stock of Pope consisted of 80,652,000 Dutch guilders ($52,456,000 based on the exchange rate in effect on the date of the acquisition).

          On March 23, 1995, the Company purchased substantially all of the assets of American Electric Cordsets (AEC). AEC designs, manufacturers and markets electrical cords for a variety of markets.

Note 4: Subsequent Event

On January 8, 1997, the Company purchased substantially all of the assets of the Alpha Wire Division (Alpha) of Alpha Wire Corporation for cash of approximately $70 million. The Company financed the acquisition utilizing its funds available under its existing Credit Agreement. Alpha designs, and markets specialty wire and cable for a variety of markets, including the computer interconnect, industrial and electrical markets. Alpha, located in Elizabeth, New Jersey, had revenues in 1996 of approximately $51 million. The acquisition will be accounted for under the purchase method of accounting. Accordingly, the purchase price will be allocated to the net assets acquired based on their estimated fair market value. On a preliminary basis, the Company expects to record approximately $43 million of goodwill with respect to the Alpha acquisition that will be amortized over 40 years using the straight-line method. Alpha's operating results will be included in the Company's consolidated operating results beginning January 9, 1997.


Note 5: Inventories

                                                                               December 31,
                                                                       1996                      1995
                                                                              (in thousands)
Raw materials                                                       $  18,075               $   17,449
Work-in-process                                                        17,599                   19,374
Finished goods                                                         49,029                   46,236
Perishable tooling and supplies                                         3,965                    3,512

                                                                       88,668                   86,571
Excess of current standard
   costs over LIFO costs                                              (12,700)                 (16,775)
Other                                                                  (2,183)                  (1,835)
                                                                   $   73,785               $   67,961

Note 6: Property, Plant and Equipment and Intangibles


                                                                               December 31,
                                                                      1996                       1995
                                                                              (in thousands)
Property, plant and equipment:
   Land and land improvements                                    $     10,045              $    10,402
   Buildings                                                           58,710                   57,672
   Machinery and equipment                                            206,264                  187,139
   Construction in process                                              9,898                    8,402
                                                                      284,917                  263,615

   Accumulated depreciation                                          (132,983)                (119,967)
                                                                 $    151,934              $   143,648

Intangibles:
   Goodwill                                                      $     31,206              $    16,460
   Other                                                                8,708                    8,853
                                                                       39,914                   25,313
   Accumulated amortization                                           (11,202)                  (9,451)

                                                                 $     28,712              $    15,862

Note 7:  Accounts Payable and Accrued Liabilities

                                                                              December 31,
                                                                      1996                      1995

                                                                             (in thousands)
Trade accounts                                                     $  47,344                $  43,743
Payroll and related taxes                                               7,415                   12,150
Employee stock purchase plan and
   employee benefit accruals                                            5,370                    6,269
Acquisitions restructuring costs                                        3,860                    7,406
Payable for acquired businesses                                         5,095                        -
Other (individual items less than
   5% of total current liabilities)                                     9,002                    9,279
                                                                   $   78,086               $  78,847



Note 8: Long-term Debt and Other Borrowing Arrangements

Long-term debt includes $42,542,000 and $50,548,000 at December 31, 1996 and 1995, respectively, of loans outstanding under the variable-rate bank revolving credit agreement (Credit Agreement). The Credit Agreement provides for an aggregate $200,000,000 unsecured, multicurrency revolving credit facility expiring in November 2001. Loans under the Credit Agreement can be advanced by the banks either based on their commitments (committed loans) or their offers which have been accepted by the Company under a special bidding procedure (bid loans). Committed loans accrue interest at the option of the Company at LIBOR plus 0.235% to 0.500%, or the higher of the prime rate or the federal funds rate plus 0.500%. Bid loans accrue interest at prevailing interest rates. A facility fee of 0.090% to 0.250% per annum is charged on the aggregate $200,000,000 credit. The effective interest rate was 5.73% at December 31, 1996. The Credit Agreement requires the Company to comply with certain financial covenants, including maintenance of minimum stockholders' equity, a maximum leverage ratio and limitations on the sale or encumbrance of assets. In addition, as of December 31, 1996 and 1995, the Company had borrowings of $29,088,000 and $30,910,000, respectively, related to unsecured, uncommitted arrangements with three banks under which it may borrow up to $65,000,000 at prevailing interest rates. The effective interest rate was 3.25% at December 31, 1996. At December 31, 1996 and 1995, these borrowings were reclassified to long-term, debt reflecting the Company's intention and ability to refinance the amounts during the next year through either continued short-term borrowings or utilizing the Credit Agreement.

Total interest paid during 1996, 1995 and 1994 was $3,550,000, $4,046,000 and $2,667,000, respectively.


Note 9:  Retirement Plans

Substantially all employees are covered by defined benefit or defined contribution pension plans maintained by the Company. The Company's defined benefit plans include a noncontributory cash balance plan for its domestic employees and a final pay pension plan and an early retirement plan for its Dutch employees. Successor-defined benefit plans for the Dutch employees were established in 1995 in conjunction with the Pope acquisition. Pension obligations and related assets were transferred from plans previously maintained by Philips to these successor plans. Annual contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or applicable local regulations.

Benefits provided to employees under defined contribution plans include cash contributions by the Company based on either hours worked by the employee or a percentage of the employee's compensation and under a 401(k) feature, a partial matching of employees' salary deferrals with Company common stock. For the years ended December 31, 1994, the Company satisfied $1,053,000 of its matching obligation by issuing common stock.










Retirement plan expense for the year ended December 31, 1996, 1995 and 1994 is summarized in the following table.

                                                                     Years Ended December 31,
                                                               1996            1995              1994
                                                                          (in thousands)

Defined benefit plans:
   Service costs (benefits earned
      during the year)                                   $     3,404      $     2,666      $     1,536
   Interest cost on projected benefit obligation               5,134            4,645            2,761
   Actual gain on plan assets                                 (9,127)          (8,368)          (1,066)
   Net amortization and deferral                               3,671            3,291           (2,709)

Defined benefit plan expense                                   3,082            2,234              522
Defined contribution plan expense                              5,749            5,347            4,627
                                                         $     8,831      $     7,581      $     5,149

The actuarial present value of benefit obligations and the funded status of the Company's defined benefit pension plans as of December 31, 1996 and 1995 follow:

                                                                       December 31,
                                                            1996                            1995
                                                 Plans With     Plans With       Plans With     Plans With
                                                  Assets In     Accumulated       Assets In     Accumulated
                                                  Excess of     Benefits In       Excess of     Benefits In
                                                 Accumulated     Excess of       Accumulated     Excess of
                                                  Benefits        Assets          Benefits        Assets

                                                                           (in thousands)
Actuarial present value of:
   Vested benefit obligation                     $   (58,939)   $    (196)     $   (57,151)   $      (62)

   Accumulated benefit obligation                $   (59,745)   $  (3,595)     $   (58,820)   $   (2,498)
   Projected benefit obligation                  $   (76,919)   $  (5,664)     $   (74,385)   $   (4,468)
Assets at fair value                                  74,734           -            70,426            --

Projected benefit obligation
   in excess of plan assets                           (2,185)     (5,664)           (3,959)       (4,468)
   Items not yet recognized in earnings:
   Unrecognized net (gain)/loss                         (312)        727            (1,277)          (75)
   Unamortized transition asset                         (676)          -              (902)           --
   Unrecognized prior service cost                        15         (36)               17           (38)
Pension liability at end of year                 $    (3,158)   $  (4,973)     $    (6,121)   $   (4,581)















Assumptions used in determining the actuarial present value of benefit obligations as of December 31, 1996, 1995 and 1994 are summarized below.

                                                                 Computational Assumptions
                                                         Net Pension Cost                Projected Benefit
                                                           Years Ended                    Obligation at
                                                           December 31,                    December 31,
                                                  1996         1995         1994         1996         1995

Discount rate:
   United States                                   7.0%         8.0%         7.5%         7.0%         7.0%
   The Netherlands                                 6.5%         7.0%           --         6.5%         6.5%
Rate of increase in compensation levels:
   United States                                   4.5%         4.5%         4.5%         4.5%         4.5%
   The Netherlands                                 4.0%         4.0%           --         4.0%         4.0%
Expected long-term rate of return on assets:
   United States                                   9.0%         9.0%         9.0%
   The Netherlands                                 7.0%         7.0%           --
Benefit basis:
   United States plans - earnings during career
   The Netherlands plans - final pay multiplied by years of service


The assets of the pension plans are maintained in various trusts and invested primarily in equity and fixed income securities and money market funds.


Note 10:  Postretirement Benefits Other Than Pensions

The Company sponsors an unfunded postretirement benefit plan (medical and life insurance benefits) for employees who retired prior to 1989 (as well as certain other employees who were near retirement and elected to receive certain benefits). The Company expense and liability for these benefits are set forth in the following tables.

                                                                          Components of Net
                                                                      Periodic Postretirement
                                                                            Benefit Cost
                                                                      Years Ended December 31,
                                                               1996             1995             1994
                                                                           (in thousands)
Service cost (benefits earned during the year)              $      34        $      88        $      95
Interest cost on accumulated postretirement
   benefit obligation                                             870            1,214            1,354
Net amortization and deferral                                    (600)            (580)            (287)
                                                            $     304        $     722        $   1,162













                                                                        Accumulated Postretirement
                                                                         Benefit Obligation (APBO)
                                                                              at December 31,
                                                                        1996                   1995
                                                                              (in thousands)
Retired employees                                                    $   11,970            $    13,647
Employees eligible to retire                                                972                    942
Other employees                                                             694                  1,340

                                                                         13,636                 15,929
Unrecognized net gain(loss)                                                 194                 (1,574)
Unrecognized prior service cost                                           3,600                  4,200
                                                                     $   17,430            $    18,555

Computational assumptions:
   Discount rate at December 31, 1996 and 1995                            6.5%
   Health care cost trend rate 1997 to 2002                 8.3% ratable to 4%
   Effect of 1% increase in health care cost trend rate:
      Increase December 31, 1996 APBO                                        5%
      Increase 1996 expense                                                14%


Note 11:  Income Taxes

Effective October 6, 1993, the Company and Cooper entered into a Tax Sharing and Separation Agreement (Tax Agreement). Pursuant to the Tax Agreement, the Company and Cooper made an election in connection with the initial public offering of the Company's stock under Section 338(h)(10) of the Internal Revenue Code. The effect of this election was to increase the tax basis of the Company's assets. This additional basis is expected to result in increased income tax deductions and accordingly may reduce income taxes otherwise payable by the Company. Pursuant to the Tax Agreement, the Company agreed to pay to Cooper the amount of the tax benefit associated with this additional basis (retaining 10% of the tax benefit associated with the amortization of the allocated cost of certain intangibles, such as goodwill) as realized on a quarterly basis, calculated by comparing the Company's actual taxes to the taxes that would have been owed had the increase in basis not occurred. The amount required to be paid to Cooper is subject to certain adjustments if certain business combinations or other acquisitions involving the Company occur. Except for the retained 10% benefit, the effect of the Tax Agreement is to put the Company in the same financial position it would have been in had there been no increase in the tax basis of the Company's assets.

The effect of the retained 10% benefit upon the income tax provisions reflected in the accompanying income statements is to reduce these provisions for the years ended December 31, 1996, 1995 and 1994 by $773,000, $749,000 and $715,000, respectively.











                                                                     Years Ended December 31,
                                                              1996             1995             1994
                                                                          (in thousands)
Income before income taxes:
   U.S. operations                                       $    80,429      $    68,974      $    62,300
   Foreign operations                                         10,491            6,693              443

                                                         $    90,920      $    75,667      $    62,743
Income tax expense:
   Currently payable:
   U.S. federal                                          $    24,862      $    22,565      $    19,818
   U.S. state and local                                        5,895            5,309            4,679
   Foreign                                                     1,729            2,995              710

                                                              32,486           30,869           25,207
   Deferred:
   U.S. federal                                                1,075             (907)            (206)
   U.S. state and local                                          267             (225)             (52)
   Foreign                                                     1,858             (297)            (332)
                                                               3,200           (1,429)            (590)

                                                         $    35,686      $    29,440      $    24,617
Effective tax rate reconciliations:
   U.S. federal statutory rate                                  35.0%            35.0%          35.0%
   State and local income taxes                                 4.4              4.4             4.8
   Other                                                        (0.2)            (0.5)          (0.6)
      Effective tax rate                                        39.2%            38.9%          39.2%

(*) Total income taxes paid                              $    31,247      $    27,938      $    30,850

(*) Included in 1996, 1995 and 1994 taxes paid are $11,400,000, $12,000,000 and $25,300,000, respectively, paid to Cooper in accordance with the Tax Agreement.

                                                                               December 31,
                                                                         1996                   1995
                                                                                (in thousands)

Components of deferred tax balances:
   Deferred tax liabilities:
      Plant, equipment and intangibles                              $   (20,930)           $   (19,744)
   Deferred tax assets:
      Postretirement benefits                                            10,338                 11,026
      Reserves and accruals                                               5,788                  6,907
      Other                                                                 499                    703

                                                                         16,625                 18,636
                                                                    $    (4,305)           $    (1,108)

Deferred income taxes have been established for differences in the basis of assets and liabilities for financial statement and tax reporting purposes as adjusted for the Tax Agreement with Cooper.


Note 12:  Stock Compensation Plans

The Company has two forms of stock compensation plans, which include the Belden Inc. Long-term Incentive Plan (Incentive Plan) and the Belden Inc. Employee Stock Purchase Plan (Stock Purchase Plan). Under the Incentive Plan, designated employees of the Company are eligible to receive awards in the form of stock options, stock appreciation rights, restricted stock grants and performance shares. An aggregate of 1,300,000 shares was originally reserved for issuance under the Incentive Plan. As of December 31, 1996, 891,500 stock options have been granted with terms ranging from five to ten years, vesting in equal amounts on each of the first three anniversaries of the grant date. Under the Stock Purchase Plan, all full-time U.S. and Canadian employees receive an option to purchase common stock at the lesser of 85% of the fair market value on the offering date or 100% of the fair market value on the exercise date. With respect to the 1993 offering, on December 8, 1995, the Company sold 278,574 shares to 1,303 employees at $12.64 per share. The Company used 275,000 treasury shares and issued an additional 3,574 shares of stock. With respect to the 1995 offering, at December 31, 1996, 1,187 participating employees had options to acquire up to 180,308 shares of common stock at the lesser of $20.94 per share or the market price on the exercise date of December 8, 1997. An aggregate of 1,021,426 shares of common stock is reserved for issuance under the Stock Purchase Plan.

The Company continues to account for stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the stock compensation plans. The effect of applying SFAS 123's fair value method to the Company's stock compensation plan results in net income and earnings per share that are not materially different from amounts reported

The following table summarizes the Company's stock option activity and related information for the years ended December 31, 1996 and 1995:

                                                           Years Ended December 31,
                                                 1996                             1995
                                                       Weighted                          Weighted
                                                        Average                           Average
                                                       Exercise                          Exercise
                                       Options           Price           Options           Price
Outstanding at beginning
  of year                               484,107         $16.84           485,789          $16.20
Granted                                 347,000          30.74            40,500           21.79
Exercised                               (80,474)         15.40           (40,948)          15.06
Canceled                                (12,386)         18.13            (1,234)          15.52

Outstanding at end of year              738,247         $23.51           484,107          $16.84
Exercisable at end of year              297,747         $16.49           207,107          $15.86


The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                          Options Outstanding                Options Exercisable
    Range of                      Weighted-Average
    Exercise                         Remaining        Weighted-Average                      Weighted-Average
     Prices          Options      Contractual Life     Exercise Price           Options      Exercise Price

  $14 to $19         353,413         2.0 years              $16.65              284,913           $16.25
   21 to  24          39,834         3.2                     21.80               12,834            21.80
   29 to  31         345,000         9.2                     30.74                    -                -

  $14 to $31         738,247         5.4 years              $23.51              297,747           $16.49




Note 13:  Stockholder Rights Plan

Under a Stockholder Rights Plan adopted in 1995, a dividend of one Preferred Share Purchase Right was declared for each share of common stock. Each right, when exercisable, entitles the holder to purchase 1/100th of a share of the Company's Series A Junior Participating Preferred Stock at a purchase price of $100. Each 1/100th of a share of Series A Junior Participating Preferred Stock will be substantially equivalent to one share of common stock and will be entitled to one vote, voting together with the shares of common stock. The rights will become exercisable only if, without the prior approval of the Board of Directors, a person or group of persons acquires or announces the intention to acquire 15% or more of the common stock. If the Company is acquired through a merger or other business combination transaction, each right will entitle the holder to purchase $200 worth of the surviving company's common stock for $100 (subject to adjustment). In addition, if a person or group of persons acquires 15% or more of the common stock, each right not owned by the 15% or greater shareholder would permit the holder to purchase $200 worth of common stock for $100 (subject to adjustment). The rights are redeemable, at the option of the Company, at $.01 per right at any time until ten business days after a person or group of persons acquires 15% or more of the common stock. The rights expire on July 18, 2005.


Note 14:  Commitments

At December 31, 1996, the Company had copper future contracts of $12,514,000. These contracts represent approximately two to three months of the Company's anticipated U.S. requirements. The contracts expire as follows:

                                                                           1997 (by quarter)
                                                                1            2            3            4
                                                                            (in thousands)
Commitments as of December 31, 1996                          $6,072       $2,245       $3,538        $659


Note 15:  Leases

Rental expense for operating leases primarily for office space and machinery and equipment was $4,007,000, $3,436,000 and $2,720,000 in 1996,
1995 and 1994, respectively.

Minimum annual lease payments for noncancellable operating leases in effect at December 31, 1996 are as follows:

                                                                                     (in thousands)

1997                                                                                     $ 3,325
1998                                                                                       2,491
1999                                                                                       1,517
2000                                                                                         501
2001                                                                                         158
Thereafter                                                                                   134

Total minimum lease payments                                                             $ 8,126



Note 16:  Concentrations of Credit Risk and Fair Value of Financial
Instruments

Concentrations of Credit Risk

Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and markets into which the Company's products are sold, as well as their dispersion across many different geographic areas. As a result, at December 31, 1996 and 1995, the Company did not consider itself to have any significant concentrations of credit risk except for receivables from several operating units of a major customer of $16,171,000 and $13,997,000, respectively.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, debt instruments and foreign currency forward contracts. At December 31, 1996 and 1995, the book values of cash and cash equivalents, trade receivables, trade payables and debt instruments are considered representative of their respective fair values.


Note 17: Industry Segments, Major Customers and Geographic Information

The Company's operations are conducted within one business segment which designs, manufactures and markets wire, cable and cord products for the electronics and electrical markets. Sales to a major customer amounted to 17%, 18% and 22% of consolidated revenues in 1996, 1995 and 1994, respectively. Translation and transaction gains and losses included in each year's consolidated income statements were not significant.

Geographic information is set forth in the following table.

                                    United States     Canada         Europe      Eliminations   Consolidated
                                                                  (in thousands)
Year ended December 31, 1996

Revenues:
   Customer                            $485,621        $40,889       $140,915    $         -       $667,425
   Affiliate transfers                   28,514         14,767              -        (43,281)             -

      Total                            514,135         55,656        140,915        (43,281)       667,425
Operating earnings                       76,290          1,939         16,256            (68)        94,417
Identifiable assets                     308,594         24,486         96,973        (58,408)       371,645

Year ended December 31, 1995
Revenues:
   Customer                             441,167         45,776        121,665  $          --        608,608
   Affiliate transfers                   27,362         12,012            470        (39,844)            --
       Total                            468,529         57,788        122,135        (39,844)       608,608
Operating earnings                       68,072          2,142          9,932           (544)        79,602
Identifiable assets                     272,524         26,312         94,714        (60,763)       332,787

Year ended December 31, 1994
Revenues:
   Customer                             362,887         40,001         36,811             --        439,699
   Affiliate transfers                   26,375          5,843             --        (32,218)            --
       Total                            389,262         45,844         36,811        (32,218)       439,699
Operating earnings                       58,237          1,974          4,656            451         65,318
Identifiable assets                     176,004         25,879         10,992         (9,066)       203,809



Transfers between domestic and international operations, principally inventory transfers, are charged to the receiving organization at prices sufficient to recover manufacturing costs.

Export sales to customers of $61,057,000, $43,334,000 and $32,012,000 are included in United States revenues for 1996, 1995 and 1994, respectively. Export sales to customers of $16,400,000 and $14,297,000, respectively, are included in European revenues for 1996 and 1995. Export sales by geographic region are as follows:

                                                                    Years Ended December 31,
                                                             1996             1995             1994
                                                                         (in thousands)
Pacific Rim                                              $    49,133      $    37,703      $    18,145
Latin America                                                 21,400           13,413            8,060
Canada                                                         3,164            3,249            3,463
Other                                                          3,760            3,266            2,344

   Total                                                 $    77,457      $    57,631      $    32,012


Note 18: Quarterly Operating Results (unaudited)

                                                                     1996 (by quarter)
                                                      1              2               3               4

                                                         (in thousands, except per share amounts)
Revenues                                           $ 169,275      $ 167,649        $ 159,067      $ 171,434
Gross profit                                          41,412         41,515           39,783         45,669
Operating earnings                                    21,674         22,810           23,005         26,928
Net income                                            12,570         13,316           13,428         15,920
Net income per common share                        $    0.48      $    0.51        $    0.51      $    0.61


                                                                1995 (by quarter)
                                                       1              2               3               4
                                                             (in thousands, except per share amounts)
Revenues                                           $ 114,085    $   159,986      $   156,722  $     177,815
Gross profit                                          30,768         38,578           38,266         44,484
Operating earnings                                    16,327         19,131           19,900         24,244
Net income                                             9,606         10,854           11,414         14,353
Net income per common share                        $    0.37    $      0.41      $      0.43  $        0.55
















