Form 10-K405, Exhibit 13
period 1997-12-31
BELDEN INC
filed 1998-03-25
CIK 910134

Exhibit 13.1


Selected Historical Financial Data

                                          1997         1996        1995          1994          1993
                                    (in thousands, except per share amounts and number of employees)
Income statement data:
Revenues                               $  747,207   $  667,425  $  608,608   $  439,699    $  383,697
Operating earnings                        105,983       94,417      79,602       65,318        56,683
Net income                                 60,653       55,234      46,227       38,126        32,749
Diluted earnings per share                   2.30         2.11        1.76         1.46          *(1)

Balance sheet data:
Total assets                           $  475,129   $  371,645  $  332,787   $  203,809    $  196,639
Long-term debt                            124,047       71,630      81,458       37,277        68,000

Other long-term obligations                39,051       37,573      36,181       27,224        27,620
Stockholders' equity                      228,954      179,707     131,902       93,601        60,464

Other data:
Average number of
  employees                                 4,500        4,200       3,800        2,800         2,700
Dividends per
  common share                         $      .20   $      .20  $      .20   $      .20           --

*(1) Diluted earnings per share has not been presented since the Company, except for certain of its foreign operations, was an operating division of Cooper Industries, Inc. with no separately issued or outstanding equity securities.



Management's Discussion and Analysis of
Financial Condition and Results of Operations


Results of Operations 1997 Compared With 1996
Revenues
Belden's revenues for the year ended December 31, 1997, were $747.2 million compared with $667.4 million in 1996, an increase of 12%. Revenues were reduced by $21.1 million due to the impact of foreign currency translation. Revenues increased 2% when including revenues of Alpha (acquired January 8,
1997) and ICI (acquired December 3, 1996) as if they had been acquired at the beginning of each period and excluding the impact of foreign currency translation. The following table shows the components of the 12% increase in the Company's 1997 revenues in each of Belden's four served markets.

                                                          % Increase (Decrease)
                                                                    % of Total                        in 1997 Revenues
                                                                  1997 Revenues                      Compared with 1996

                 Computer                                              37%                                  29%

                 Audio/video                                           22                                   (8)

                 Industrial                                            20                                   26

                 Electrical                                            21                                    1


The revenue growth in the computer market was primarily due to the inclusions of Alpha and ICI revenues for a full year in 1997. Excluding the impact of acquisitions and foreign currency translation, revenues increased approximately 7%. This improvement was attributable to strong growth in networking of computers, workstations and servers, which increased demand for the Company's high performance twisted pair products, and strong demand for the Company's telephony products sold in the United States. This growth was significantly offset by competitive price reductions on the Company's networking products and decreased telephony project activity in Europe. In addition, sales of the Company's computer interconnections products, which are focused on serving mainframe computer applications, were down slightly in 1997.

Audio/video market revenues declined 4% when excluding acquisitions and foreign currency translation. The revenue decline was primarily due to soft demand for cable television (CATV) drop cable sold in both the United States and export markets. In the United States, CATV providers continue to delay spending as they evaluate the telecommunications network architecture in light of legislation enacted in 1996 and new technology. Sales of CATV drop cable in export markets have declined due to unfavorable economic conditions in the Pacific Rim, which has unfavorably impacted new construction activity. This decline in demand in both the United States and export markets has not only affected volume growth, but also negatively impacted selling prices. Broadcast revenues were down slightly in 1997 due to the delay of stadium and studio projects during the year and the fact that 1996 revenues were aided by large orders in connection with the Atlanta Olympic Games and the U.S. Presidential election. Partially offsetting these declines was strong demand for CATV products sold in Europe.

Strong capital investment by manufacturers and the acquisitions of Alpha and ICI caused the growth in industrial market revenues in 1997. Excluding the impact of acquisitions and foreign currency translation, industrial market revenues increased 11%. Factory floor automation and product "re-engineering" contributed to the capital investment by manufacturers.

The acquisition of Alpha and ICI generated the growth in the electrical market in 1997. Excluding the impact of acquisitions and foreign currency translation, revenues declined 6%. This decline was attributable to the conversion of certain electrical wire production capacity to more profitable industrial cables and decreased demand for the Company's electrical cords used on power tools, appliances and other electrical equipment.

Average prices for the Company's products were down in 1997 compared with 1996. This decline was attributable to competitive price reductions primarily on computer networking and CATV products, and the pass through of decreases in copper costs during the year.

Four bar charts depicting the percent increase in revenues compared with the prior year for the computer, audio/video, industrial and electrical markets are represented for the years 1997, 1996, and 1995. Data from these graphs are shown below:

                              1997      1996      1995

Computer                      29%        4%       21%
Audio/Video                   (8)       16        61
Industrial                    26        25        28
Electrical                     1         1        54



Domestic revenues, which represented approximately 76% of total 1997 revenues, increased 18% from 1996. Included in domestic revenues were export sales (primarily to the Pacific Rim and Latin America) of $66 million, which were up 8% from 1996. The acquisitions of Alpha and ICI were the primary contributors to the domestic revenue growth in 1997.

European customer revenues decreased 3% from 1996 measured in U.S. dollars, but, increased 12% in local currency. Strong demand for networking and CATV products in Europe caused this local currency growth. Canadian revenues increased 4% from 1997, with currency translation having a minimal impact on revenues. This growth resulted from increased demand for the Company's industrial products. European and Canadian revenues represented 18% and 6% of 1997 total revenues, respectively.

Costs, Expenses and Earnings
The following table sets forth information comparing the 1997 components of earnings with 1996.

                                                                  % Increase
                                                                                                               1997 Compared
                                                                         1997*                1996               with 1996
                                                                                  (in thousands, except % data)
                 Gross profit                                          $ 197,309            $ 168,379              17.2%

                    As a percent of revenues                             26.4 %               25.2 %

                 Operating earnings                                    $ 107,583            $  94,417              13.9%

                    As a percent of revenues                             14.4 %               14.1 %

                 Income before income taxes                            $ 100,625            $  94,417              10.7%

                    As a percent of revenues                             13.5 %               13.6 %

                 Net income                                            $  61,633            $  55,234              11.6%

                    As a percent of revenues                              8.2 %                8.3 %

*1997 results exclude the impact of the $980 ($1,600 pretax) nonrecurring charge taken in third quarter of 1997 relating to plant consolidation and workforce reductions pursuant to a plan adopted in the third quarter.
These costs relate to employee severance and costs of plant closure.

Four bar charts depicting revenues by geographic region in millions for the United States, Canada, Europe and Export (Pacific Rim, Latin America, and
Other) are represented for the years 1997, 1996, and 1995. Data from these graphs are shown below:

                              1997      1996      1995

United States                 $502.4    $424.6    $397.8
Canada                          42.5      40.9      45.8
Europe                         124.6     124.5     107.4
Export
     Pacific Rim                46.9      49.1      37.7
     Latin America              19.4      21.4      13.4
     Other                      11.4       7.0       6.5
                                77.7      77.5      57.6




The revenue growth in 1997 primarily caused the increase in gross profit, and was partially offset by the unfavorable foreign currency exchange rates on the Company's gross profits in Europe. The improvement in gross profit as a percent of revenues in 1997 was primarily attributable to manufacturing improvements, material cost reductions and higher combined gross margins of the acquired companies. Partially offsetting these improvements were competitive price reductions on computer networking and CATV products and the impact of unfavorable foreign currency exchange rates on the Company's products sold in Europe that are sourced from the United
States.

The increase in gross profit led to an increase in operating earnings during the year. This increase was partially offset by an increase in selling, general and administrative costs and goodwill amortization associated with the acquisitions. Operating earnings as a percent of revenues in 1997 increased due primarily to the improvement in gross profit.

Income before income taxes increased due to higher operating earnings, partially offset by increased interest expense. Interest expense increased
$3.5 million due primarily to higher debt levels associated with the acquisitions and elevated working capital levels. Average debt outstanding during 1997 and 1996 was $135 million and $82 million, respectively. The
Company's average daily interest rate was 5.7% in 1997 compared with 4.9% in 1996.

The Company's effective tax rate was 38.8% and 39.2%, respectively, in 1997 and 1996.


Results of Operations 1996 Compared With 1995
Revenues
Belden's revenues for the year ended December 31, 1996 were $667.4 million compared with $608.6 million in 1995, an increase of 10%. Approximately half of this increase was due to including the acquisitions of Pope Cable and Wire B.V. ("Pope"), acquired April 3, 1995, and American Electric
Cordsets ("AEC"), acquired March 23, 1995, for a full year in 1996 and including Intech Cable, Inc. ("Intech") since its December 3, 1996 acquisition date. The following table shows the components of the 10% increase in the Company's 1996 revenues in each of Belden's four served markets.


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


The revenue growth in the computer market was primarily due to the inclusion of Pope revenues for a full year in 1996 and the growth in demand for the Company's high performance twisted pair products. Growth in revenues for the Company's networking cables was constrained during 1996 as a result of elevated inventory levels at certain significant customers during the middle of the year, which negatively affected orders, and lower copper costs, which were reflected in reduced selling prices. In addition, the Company reduced selling prices for its computer networking cables in the latter half of the year primarily to be more competitive in the market. Sales of the Company's computer interconnections products were down slightly in 1996, primarily due to price reductions taken to be more competitive.

Three bar charts depicting gross profit margin, operating earnings margin, and net income margin as a percent of revenue are represented for the years 1997, 1996, and 1995. Data from these graphs are shown below:

                              1997      1996      1995

Gross Profit Margin           26.4%     25.2%     25.0%
Operating Earnings Margin     14.4      14.1      13.1
Net Income Margin              8.2       8.3       7.6


The revenue growth in the audio/video market was due to additional revenues from Pope for a full year and increased sales of the Company's CATV coaxial cable, fiber optic cable and broadcast products. International demand for CATV drop and fiber optic cables was strong throughout the year. However, this growth was partially offset by a decline in demand for CATV drop cable in domestic markets. CATV providers delayed spending due to uncertainties regarding telecommunication network architecture and the effect of the telecommunications legislation enacted early in 1996. This delayed spending not only affected volume growth, but also negatively impacted selling prices. Broadcast revenues benefited from the strength of this market as technology was converted from analog to digital. Demand for broadcast cables was bolstered in 1996 by special events such as the Atlanta Olympic Games and U.S. presidential elections.

Strong capital investment by manufacturers and increased market penetration by the Company primarily caused the growth in industrial market revenues. Factory automation and product "re-engineering" contributed to the capital investment by manufacturers. The increased market penetration by the Company resulted primarily from the introduction of new products in 1996 and a focused sales and marketing effort.

Including Pope and AEC for a full year accounted for all of the growth in electrical market revenues in 1996. Excluding the impact of acquisitions, revenues declined almost 9%. This decline was primarily attributable to reductions in selling prices due to lower copper costs and weaker demand in Canada and Europe. In addition, the Company discontinued manufacturing residential building wire in Canada during 1996 to focus on more profitable product lines. This decision also contributed to the revenue decline. Increased demand for the Company's electrical cords used on power tools, appliances and other electrical equipment partially offset the above decline.

Average prices for the Company's products were down in 1996 compared with 1995. This decline was primarily attributable to the decline in copper costs during the year and competitive price reductions on CATV, computer interconnect and computer networking products. Revenues were also reduced by approximately $6 million due to the unfavorable impact of foreign currency exchange rates.

Domestic revenues, which represented approximately 73% of 1996 total revenues, increased 10% from 1995. Included in domestic revenues were export sales (primarily to the Pacific Rim and Latin America) of $61 million, which represented an increase of 41% from 1995. European customer revenues increased 16% from 1995, and increased 21% in local currency. The acquisition of Pope was the primary cause for the increase in European revenues. Canadian revenues decreased 11% from 1995 with currency translation having a minimal impact on revenues. This decrease is the result of the weak Canadian economy and the decision to exit the residential building wire market and convert capacity to more profitable product lines. European and Canadian revenues represented 21% and 6% of 1996 total revenues, respectively.

Three bar charts depicting the percent increase compared with the prior year for gross profit, operating earnings, and net income are represented for the years 1997, 1996, and 1995. Data from these graphs are shown below:


                              1997      1996      1995

Gross Profit                  17.2%     10.7%     25.7%
Operating Earnings            13.9      18.6      21.9
Net Income                    11.6      19.5      21.2


Costs, Expenses and Earnings
The following table sets forth information comparing the 1996 components of earnings with 1995.


                                                                                                                % Increase
                                                                                                               1996 Compared
                                                                       1996                  1995                with 1995
                                                                                (in thousands, except % data)
                 Gross profit                                       $ 168,379             $ 152,096                10.7%

                    As a percent of revenues                             25.2 %                25.0 %

                 Operating earnings                                 $  94,417             $  79,602                18.6%

                    As a percent of revenues                             14.1 %                 13.1 %

                 Income before income taxes                         $  90,920             $  75,667                20.2%

                    As a percent of revenues                             13.6 %                12.4 %

                 Net income                                         $  55,234             $  46,227                19.5%

                    As a percent of revenues                              8.3 %                 7.6 %

The revenue growth in 1996 primarily caused the increase in gross profit. The improvement in gross profit as a percent of revenues resulted from productivity gains at the Company's European facility and the impact of lower copper and other raw material costs. These improvements were partially offset by pricing reductions.

The increase in gross profit led to higher operating earnings during the year. This increase was partially offset by an increase in selling, general and administrative costs associated with the acquired operations and a $0.5 million charge relating to the shutdown of the Company's Apple Creek Facility. Operating earnings as a percent of revenues increased from 1995 due primarily to savings from the consolidation of the Company's operations in Europe, higher volumes and ongoing cost reduction efforts.

Income before income taxes increased due to higher operating earnings and a reduction in interest expense in 1996 by $0.4 million, or 11%. Interest expense declined during 1996 as lower interest rates more than offset the increase in debt levels associated with the acquisitions and elevated working capital levels. Average debt outstanding during 1996 and 1995 was $82 million and $75 million, respectively. The Company's average daily interest rate was 4.9% in 1996 compared with 5.7% in 1995.

The Company's effective tax rate increased from 38.9% in 1995 to 39.2% in 1996.

One bar chart depicting revenues per employee (in thousands) is represented for the years 1997, 1996, and 1995. Data from this graph is shown below:

                              1997      1996      1995

Revenues Per Employee         $166      $159      $160


Financial Condition
Liquidity and Capital Resources
The Company has a $200 million multicurrency variable rate bank revolving credit agreement ("Credit Agreement") with a group of seven banks. The Credit Agreement is unsecured and expires in November 2001. At December 31, 1997, the Company had $191 million available under the Credit Agreement. In addition, the Company has unsecured, uncommitted arrangements with four banks under which it may borrow up to $76 million at prevailing interest rates. At December 31, 1997, the Company had $36 million available under these uncommitted arrangements.

On August 11, 1997, the Company completed a private placement of $75 million in unsecured debt (Private Placement). The Private Placement debt will mature in August 2009 with an average life of ten years. The Private Placement was priced at a fixed rate of 6.92%. The proceeds from the Private Placement were used to pay off borrowings under the Credit Agreement. The Note Purchase Agreement effecting the Private Placement contains various customary affirmative and negative covenants and other provisions, including restrictions on the incurrance of debt and a maximum leverage ratio.

The Company expects the cash provided by operations and borrowings under the Credit Agreement will provide it with sufficient liquidity to meet its operating needs and fund its normal dividends and anticipated capital expenditures.

During 1997, the Company increased debt by $52 million due primarily to the acquisitions of Alpha and Cowen Cable Corporation (acquired on December 23,
1997) and the purchase of approximately 200,000 shares of common stock. As a result, the Company's debt to total capitalization ratio increased from 28.5% at December 31, 1996 to 35.1% at the end of 1997.

Working Capital
During 1997, operating working capital (defined as receivables and inventories less payables and accrued liabilities, excluding the effect of exchange rate changes and business combinations) increased $32 million. This increase resulted primarily from increases in receivables associated higher revenues and increases in inventories to support current and future growth.

During 1996, operating working capital increased $19 million. This increase resulted primarily from increases in receivables associated with higher revenues and decreases in accounts payable and accrued liabilities primarily associated with spending related to restructuring projects.

Capital Expenditures and Commitments
Capital expenditures currently planned for 1998, as well as actual expenditures for 1997 and 1996 are as follows:

                                        1998                    1997           1996
                                        Plan                  Actual          Actual
                                                   (in millions)
          Modernization and
             Enhancement                $  6                    $  7           $  6

          Capacity expansion              21                       7             10

          Other                            6                      15             10

                                        $ 33                    $ 29           $ 26


Three bar charts depicting leverage (debt to total capitalization), free cash flow (in millions), and capital expenditures (in millions) are represented for the years 1997, 1996, and 1995. Data from these graphs are shown below:

                              1997      1996      1995

Leverage                       35.1%     28.5%     38.2%
Free Cash Flow                $23.6     $26.9     $15.8
Capital Expenditures
         Modernization &
          Enhancement           7         6         6
     Capacity Expansion         7        10        12
     Other                     15        10         4
                              $29       $26        $22



Capital spending planned for 1998 is primarily for machinery and equipment to increase production capacity for twisted pair wire and for the construction of the Lancaster County, South Carolina facility. Spending in 1997 and 1996 was primarily for the implementation of an integrated business information system and for modernization and enhancement of machinery and equipment.

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

Environmental Remediation
The cost of environmental remediation and compliance has generally not been an item of material expense for Belden. Ground water contamination has been identified on the site of Venlo, The Netherlands manufacturing facility, which was acquired in 1995. The Company has recorded a liability for the remediation costs, which are currently estimated at approximately $1 million. The amounts expensed or capitalized in 1997, 1996, and 1995 with respect to environmental remediation were not material. The Company has been identified as a potentially responsible party with respect to five sites designated for cleanup under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws. The number of sites has decreased from six in the prior year as a result of a de minimis settlement on one site for an immaterial amount. Belden does not own or operate any of these waste sites. Although estimates of cleanup costs have not yet been completed for most of these sites, the Company believes that, based on its review and other factors, including its estimated share of the waste volume at the sites, the existence of other financially viable, potentially responsible parties and the anticipated nature and scope of the cleanups, the costs to the Company relating to these sites will not have a material adverse effect on its results of operations or financial condition.

Impact of Year 2000
The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures. Software failures due to processing errors potentially arising from calculations using the Year 2000 date are a known risk. The Company recently completed the implementation of an integrated business information system and is now in the process of identifying, evaluating and implementating changes to computer systems and applications necessary to achieve a Year 2000 date conversion with no effect on customers or disruption to business operations. The Company has also initiated formal discussions with its suppliers, customers and financial institutions to determine the extent to which the Company's interface systems are vulnerable to third parties' failures to remediate their own Year 2000 issues. The total cost of compliance and its effect on the Company's future results of operations are not expected to be significant due to the recent implementation of an integrated business information system. The project is estimated to be completed by the end of 1998, which is prior to any anticipated impact on the Company's operating systems.

Forward-Looking Statements
Certain statements in this Annual Report are forward-looking statements under the Private Securities Litigation Reform Act of 1995. These statements are subject to various risks and uncertainties many of which are outside the control of the Company, such as the level of market demand for the Company's products, competitive pressure, the ability to achieve reductions in costs and to continue to successfully integrate acquisitions, price fluctuations of materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, and the other specific factors discussed in the Company's Form 10-K and other Securities and Exchange Commission filings. The information contained in this Annual Report represents the Company's best judgment at the date of this report based on information currently available. However, the Company does not intend to update this information to reflect developments or information obtained after the date of this report and disclaims any legal obligation to do so.


The Board of Directors and Shareholders
Belden Inc.




We have audited the accompanying consolidated balance sheets of Belden Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Belden Inc. at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP
St. Louis Missouri
January 19, 1998


CONSOLIDATED BALANCE SHEETS

                                                                                             December 31,
                                                                                       1997                   1996
                                                                            (in thousands, except par value and number of
                                                                                               shares)

 ASSETS
 Current assets:
       Cash and cash equivalents                                                    $         916             $     1,795

 Receivables, less allowance for doubtful accounts
       of $779 at 1997 and $513 at 1996                                                   120,761                 106,514

 Inventories                                                                              107,340                  73,785

 Deferred income taxes                                                                      5,186                   6,287

 Other                                                                                      3,065                   2,552

        Total current assets                                                              237,268                 190,933

 Property, plant and equipment, less accumulated
       depreciation                                                                       151,933                 151,934

 Goodwill, less accumulated amortization
      of $5,607 at 1997 and $3,645 at 1996                                                 70,565                  27,560

 Other intangibles, less accumulated amortization
     of $8,192 at 1997 and $7,557 at 1996                                                  14,975                   1,152

 Other assets                                                                                 388                      66
                                                                                       $  475,129               $ 371,645

 LIABILITIES AND STOCKHOLDERS EQUITY
 Current liabilities:

     Accounts payable and accrued liabilities                                          $   74,719              $   78,086

     Income taxes payable                                                                   8,358                   4,649

         Total current liabilities                                                         83,077                  82,735

 Long-term debt                                                                           124,047                  71,630

 Postretirement benefits other than pensions                                               16,026                  17,430

 Deferred income taxes                                                                     13,141                  10,592

 Other long-term liabilities                                                                9,884                   9,551

 Stockholders  equity:
      Preferred stock, par value $.01 per share, 25,000,000 shares
           authorized, no shares outstanding                                                 ----                    ----

      Common stock, par value $.01 per share, 100,000,000 shares authorized 26,179,958 and 26,137,882 shares outstanding
            at 1997 and 1996 respectively                                                     262                     261

      Additional paid-in capital                                                           49,370                  51,443

      Retained earnings                                                                   189,163                 133,739

      Translation component                                                                8,600)                 (4,460)

      Treasury Stock                                                                      (1,241)                 (1,276)

              Total stockholders  equity                                                  228,954                 179,707



                                                                                          475,129                371,645

See accompanying notes.


CONSOLIDATED INCOME STATEMENTS

                                                                            Years Ended December 31,
                                                                  1997                  1996              1995
                                                                    (in thousands, except per share amounts)

 Revenues                                                      $ 747,207             $ 667,425         $ 608,608

 Cost of sales                                                   549,898               499,046           456,512

       Gross profit                                              197,309               168,379           152,096

 Selling, general and administrative expenses                     87,764                73,502            72,136

 Amortization of goodwill                                          1,962                   460               358

 Nonrecurring charge                                               1,600                     -                 -

       Operating earnings                                        105,983                94,417            79,602

 Interest expense                                                  6,958                 3,497             3,935

        Income before income taxes                                99,025                90,920            75,667

 Income taxes                                                     38,372                35,686            29,440

       Net income                                             $   60,653            $   55,234        $   46,227

       Basic earnings per share                               $     2.32            $     2.12        $     1.77

       Diluted earnings per share                             $     2.30            $     2.11        $     1.76


See accompanying notes.


CONSOLIDATED CASH FLOW STATEMENTS

                                                                                               Years Ended December 31,
                                                                                         1997              1996              1995
                                                                                                      (in thousands)

 Cash flow from operating activities:
     Net income                                                                    $    60,653      $     55,234       $    46,227

     Adjustments to reconcile net income to net cash
           provided by operating activities:
                Depreciation                                                            17,854            16,121            14,246

                Amortization                                                             1,962             1,465             1,687

                Deferred income taxes                                                    3,650             3,197           (1,428)

                Changes in operating assets and liabilities(*):
                      Receivables                                                     (12,694)           (9,155)          (14,864)

                      Inventories                                                     (22,249)           (1,597)          (11,317)

                      Accounts payable and accrued liabilities                         (2,935)           (8,978)             2,910

                      Income taxes payable                                               6,020               433             3,908

                      Other assets and liabilities, net                                  5,333             1,492             1,477

                               Net cash provided by operating activities                57,594            58,212            42,846

 Cash flows from investing activities:
      Capital expenditures                                                            (28,725)          (26,100)          (21,796)

      Cash used to acquire businesses                                                 (76,082)          (18,050)          (59,789)

      Proceeds from sales of plant and equipment                                           198               209               167

             Net cash used for investing activities                                  (104,609)          (43,941)          (81,418)

 Cash flows from financing activities:
      Net borrowings (payments)under long-term
             credit facility and credit agreements                                    (17,906)           (7,101)            45,846

      Proceeds from private placement of debt                                           75,000                 -                 -

      Purchase of treasury stock                                                       (6,846)           (2,425)           (7,150)

      Exercise of stock options                                                          1,165             1,558               533

      Cash dividends paid                                                              (5,229)           (5,212)           (5,215)

               Net cash provided by (used for) financing activities                     46,184          (13,180)            34,014

 Effect of exchange rate changes on cash and
       cash equivalents                                                                   (48)              (46)               608

 Increase (decrease) in cash and cash equivalents                                        (879)             1,045           (3,950)

 Cash and cash equivalents, beginning of year                                            1,795               750             4,700

 Cash and cash equivalents, end of year                                          $         916      $      1,795     $         750

(*) Net of the effects of exchange rate changes and acquired business.


See accompanying notes.

CONSOLIDATED STOCKHOLDERS' EQUITY STATEMENTS

                                          Common Stock      Paid-in  Retained   Translation   Treasury Stock
                                       Shares      Amount   Capital  Earnings   Component     Shares   Amount      Total
                                                                     (in thousands)

 Balance at December 31, 1994          26,073    $ 261   $ 54,130  $  42,705   $  (3,495)     -      $  -       $ 93,601

 Translation adjustment                                                                385                           385

 Purchase of treasury stock                                                                    (275)   (7,150)    (7,150)

 Issuance of common stock for:
      Stock options                        38        -        533                                                    533

      Employee Stock Purchase Plan          4        -     (3,629)                              275     7,150      3,521

 Cash dividends ($.20 per share)                                     (5,215)                                      (5,215)

 Net Income                                                          46,227                                       46,227

 Balance at December 31, 1995          26,115      261     51,034    83,717      (3,110)         -         -     131,902

 Translation adjustment                                                          (1,350)                          (1,350)

 Purchase of treasury stock                                                                    (100)   (2,425)    (2,425)

 Issuance of common stock for
      stock options                        23        -        409                                47     1,149       1,558

 Cash dividends ($.20 per share)                                     (5,212)                                       (5,212)

 Net income                                                          55,234                                        55,234

 Balance at December 31, 1996          26,138      261     51,443   133,739      (4,460)        (53)   (1,276)    179,707

 Translation adjustment                                                          (4,140)                           (4,140)

 Purchase of treasury stock                                                                    (201)   (6,846)     (6,846)

 Issuance of common stock for:
      Stock options                        42        1        115                                53     1,049       1,165

      Employee Stock Purchase Plan                         (2,188)                              163     5,832       3,644

 Cash dividends ($.20 per share)                                     (5,229)                                       (5,229)

 Net income                                                          60,653                                        60,653

 Balance at December 31, 1997           26,180   $  262   $49,370  $189,163    $ (8,600)        (38)  $(1,241)  $ 228,954


See accompanying notes.




    Notes to Consolidated Financial Statements

   Note 1:  Description of Business
   Founded in 1993, Belden Inc. (the "Company") is a leader in the design and manufacture of wire, cable and cord products for the computer, audio/video, industrial and electrical markets. The Company was previously an unincorporated operating division of Cooper Industries, Inc. ("Cooper"), until October 1993, when 23.5 million shares of Belden Inc. common stock were sold to the public in an initial public offering. The 2.5 million shares of common stock originally retained by Cooper were subsequently sold to the public in 1995 and 1996.


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

   Inventories
   Inventories are carried at cost or, if lower, market value. On the basis of current costs, 73% and 72% of inventories in 1997 and 1996, respectively, were carried on the last-in, first-out (LIFO) method. The remaining inventories were carried on the first-in, first-out (FIFO) method.

   Property, Plant and Equipment
   Property, plant and equipment are recorded at cost and depreciation is provided over the estimated useful lives of the related assets using primarily the straightline method. This method is applied to asset accounts which in general have the following lives: buildings 10 to 40 years and machinery and equipment 5 to 12 years.

   Intangibles
   Goodwill is related to businesses acquired and is being amortized over 40 years using the straightline method. On a periodic basis, the Company estimates the future undiscounted cash flows of businesses to which goodwill relates in order to ensure that the carrying value of goodwill has not been impaired. Other intangibles, which consist primarily of business information systems, are recorded at cost, and are being amortized over their estimated useful lives using the straightline method.

   Income Taxes
   Income taxes are provided based on earnings reported for financial statement purposes. The provision for income taxes differs from the amounts currently payable due to the recognition of revenues and expenses in different periods for income tax and financial statement purposes. Income taxes are provided as if operations in all countries, including the United States, were standalone businesses filing separate tax returns.

   Research and Development
   Research and development expenditures are charged to expense as incurred. Expenditures for research and development sponsored by the Company were $7,906,000, $8,656,000 and $8,070,000 for 1997, 1996, and
   1995, respectively.

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

   Futures Contracts
   As part of its risk management strategy, the Company purchases exchange traded forward contracts to manage its exposure to changes in copper costs. The copper forward contracts obligate the Company to make or receive a payment equal to the net change in the value of the contract at its maturity. Such contracts are designated as hedges of the Company s anticipated sales for which selling prices are firm, are short-term in nature, and are effective in hedging the Companys exposure to changes in copper costs during that cycle.

   Unrealized gains and losses are deferred and recognized in earnings when realized as an adjustment to cost of sales when the future sales occur (the deferral accounting method). Amounts securing open forward contracts are included in inventory. Realized and unrealized gains or losses on options that are no longer effective as hedges or that relate to sales that are no longer probable of occurring are recognized in income from the date the contracts become ineffective until their expiration.


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

   As a result of having various foreign operations, the Company is exposed to the effect of exchange rate movements on the U.S. dollar value of anticipated cash flows of its foreign operations, which will be remitted to the U.S. The Company sometimes utilizes a natural hedge to mitigate this exposure by denominating a portion of the Company's borrowing in the same currency as the currency of the anticipated cash flow of its foreign operations. The foreign currency denominated cash flow from the foreign operation, when remitted, can be used to reduce the foreign currency borrowing.

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


   Note 3: Earnings Per Share
   The following table sets forth the computation of basic and diluted earnings per share:

                                                                                 1997               1996               1995
                                                                                   (in thousands, except per share amounts)

                   Numerator:
                       Net Income                                              $ 60,653          $ 55,234           $ 46,227
                   Denominator:
                       Denominator for basic earnings per
                       share   weighted-average shares                           26,126            26,055             26,094

                   Effective of diluted employee stock options                      214               181                153

                   Denominator for diluted earnings per share-adjusted
                    weighted-average  shares                                     26,340            26,236             26,247

                   Basic earnings per share                                    $     2.32        $    2.12          $    1.77

                   Diluted earnings per share                                  $     2.30        $    2.11          $    1.76


   Note 4: Acquisitions
   During 1997, 1996 and 1995, the Company acquired the entities described below, which were accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair market value. Operating results of the acquisition are included in the Company's consolidated results since their respective acquisition dates.

   * On December 23, 1997, the Company purchased fixed assets and inventory of Cowen Cable Corporation (Cowen). Cowen designs, manufacturers and markets a variety of multiconductor cables and is located in Leominster, Massachusetts.

   * On January 8, 1997, the Company purchased substantially all of the assets of the Alpha Wire Division (Alpha) of Alpha Wire Corporation for cash of approximately $68 million. Alpha designs and markets specialty wire and cable for a variety of markets, including the computer interconnect, industrial and electrical markets, and is located in Elizabeth, New Jersey. The Company recorded approximately $45 million of goodwill in connection with the acquisition.

   * On December 3, 1996, the Company purchased substantially all of the assets of Intech Cable, Inc. (Intech). Intech designs, manufactures and markets specialty wire and cable for a variety of markets, including the telecommunications and industrial markets, and is located in Hudson, Massachusetts.

   * On April 3, 1995, the Company acquired all of the outstanding shares of Pope Cable and Wire B.V. (Pope), a wholly-owned subsidiary of Netherlands Philips Bedrijven B.V. Pope is engaged primarily in the design and manufacture of electronic and electrical wire and cable and is located in Venlo, The Netherlands. Pope's products primarily serve the television, telecommunications, electrical and data communications markets in Europe. The consideration paid for the stock of Pope consisted of 80,652,000 Dutch guilders ($52,456,000 based on the exchange rate in effect on the date of the acquisition).

   * On March 23, 1995, the Company purchased substantially all of the assets of American Electric Cordsets (AEC). AEC designs, manufacturers and sells electrical cords for a variety of markets.

   Note 5: Nonrecurring Charge
   In the third quarter of 1997, management of the Company approved a plan designed to improve operating efficiencies. The plan involves the closing of the Company s wire and cable manufacturing facility in Hudson, Massachusetts and transfer of production to a new plant to be built in South Carolina. In addition, due to productivity improvements in its Venlo, The Netherlands facility, the Company will reduce its employment at that facility by approximately 6%. The restructuring charge of $1,600,000 ($980,000 net of tax) primarily relates to employee severance and costs of plant closure. At December 31, 1997, approximately $450,000 of such amount remains to be paid.


   Note 6:  Inventories

                                                             December 31,
                                                       1997             1996
                                                            (in thousands)
      Raw materials                                     $ 25,195       $  18,075
      Work-in-process                                     16,203          17,599
      Finished goods                                      75,794          49,029
      Perishable tooling and supplies                      4,365           3,965
                                                         121,557          88,688
      Excess of current standard
        costs over LIFO costs                           (10,297)         (12,700)
      Other                                              (3,920)          (2,183)
                                                        $107,340        $  73,785


   Note 7:  Property, Plant and Equipment

                                                                                         December 31,
                                                                                    1997             1996
                                                                                       (in thousands)

                           Land and land improvements                            $ 10,115        $  10,045
                           Buildings                                               61,228           58,710
                           Machinery and equipment                                217,115          206,264
                           Construction in process                                  9,592            9,898
                                                                                  298,050          284,917
                        Accumulated depreciation                                 (146,117)        (132,983)
                                                                                 $151,933         $151,934


    Note 8:  Accounts Payable and Accrued Liabilities

                                                                                       December 31,
                                                                                   1997              1996
                                                                                      (in thousands)
                        Trade accounts                                             $ 49,683        $  47,344
                        Payroll and related taxes                                     6,709            7,415
                        Employee stock purchase plan and
                          employee benefit accruals                                   3,609            5,370
                        Acquisition restructuring costs                               3,994            3,860
                        Payable for acquired businesses                                 250            5,095
                        Other (individual items less than
                          5% of total current liabilities)                           10,474            9,002
                                                                                   $ 74,719        $  78,086

    Note 9: Long-term Debt and Other Borrowing Arrangements

                                                                                      December 31,
                                                                                  1997              1996
                                                                                     (in thousands)
                 Variable-rate bank revolving
                     credit agreement, due 2001,
                     effective interest rate 6.13% at
                     December 31,1997                                         $    9,000        $   42,542

                 Short-term borrowings to be
                     Refinanced, effective interest rate
                     4.17% at December 31,1997                                    40,047            29,088

                 Medium-term notes, face amount
                     of $75,000 due from 2005
                     through 2009, effective interest
                     rate 6.92%                                                   75,000             -
                                                                               $ 124,047        $   71,630

    The variable-rate bank revolving credit agreement (Credit Agreement) provides for an aggregate $200,000,000 unsecured, multicurrency revolving credit facility expiring in November 2001. Loans under the Credit Agreement can be advanced by the banks either based on their commitments (committed loans) or their offers which have been accepted by the Company under a special bidding procedure (bid loans). Committed loans accrue interest at the option of the Company at LIBOR plus 0.235% to 0.500%, or the higher of the prime rate or the federal funds rate plus 0.500%. Bid loans accrue interest at prevailing interest rates. A facility fee of 0.090% to 0.250% per annum is charged on the aggregate $200,000,000 credit. The short-term borrowings relate to unsecured, uncommitted arrangements with four banks under which the Company may borrow up to $76,000,000 at prevailing interest rates. At December 31, 1997 and1996, these borrowings were reclassified to long-term debt, reflecting the Company s intention and ability to refinance the amounts during the next year through either continued short-term borrowings or utilizing the Credit Agreement.


   On August 11, 1997, the Company completed a private placement of $75,000,000 of unsecured medium-term notes (Private Placement). The Private Placement was priced at 6.92% and will mature twelve years from closing with an average life of 10 years. The Note Purchase Agreement affecting the Private Placement contains various customary affirmative and negative covenants and other provisions, including restrictions on the incurrence of debt and a maximum leverage ratio.

   Total interest paid during 1997, 1996 and 1995 was $4,798,000, $3,550,000, and $4,046,000, respectively.

   Note 10:  Retirement Plans
   Substantially all employees are covered by defined benefit or defined contribution pension plans maintained by the Company. The Company's defined benefit plans include a noncontributory cash balance plan for its domestic employees and a final pay pension plan and an early retirement plan for its Dutch employees. Annual contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or applicable local regulations.

   Benefits provided to employees under defined contribution plans include cash contributions by the Company based on either hours worked by the employee or a percentage of the employee's compensation and under a 401(k) feature, a partial matching of employees' salary deferrals with Company common stock.

   Retirement plan expense for the years ended December 31, 1997, 1996 and 1995 is summarized in the following table.

                                                                                        December 31,
                                                                               1997        1996           1995
                                                                                         (in thousands)
      Defined benefit plans:
         Service costs (benefits earned during the year)                      $ 3,465        $ 3,404        $ 2,666
         Interest cost on projected benefit obligation                          5,274          5,134          4,645
         Actual gain on plan assets                                            (15,143)        (9,127)        (8,368)
         Net amortization and deferral                                          9,440          3,671          3,291
      Defined benefit plan expense                                              3,036          3,082          2,234
      Defined contribution plan expense                                         5,972          5,749          5,347
                                                                              $ 9,008        $ 8,831       $ 7,581


   The actuarial present value of benefit obligations and the funded status of the Company's defined benefit pension plans as of December 31, 1997 and 1996 follow:

                                                                        December 31,                      December 31,
                                                                           1997                              1996

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
                                                                Benefits          Assets           Benefits            Assets
                                                                                        (in thousands)

                 Actuarial present value of:
                    Vested benefit obligation                  $ (64,787)        $   (410)         $ (58,939)         $    (196)
                    Accumulated benefit obligation             $ (66,147)        $ (3,528)         $ (59,745)         $  (3,595)
                    Projected benefit obligation               $ (83,450)        $ (4,793)         $ (76,919)         $  (5,664)
                 Assets at fair value                             85,104              --              74,734               --
                 Projected benefit obligation
                    (in excess of) or less than plan               1,654           (4,793)            (2,185)            (5,664)
                 assets
                    Items not yet recognized in earnings:         (6,234)             152               (312)               727
                      Unrecognized net (gain) loss                  (450)             --                (676)               --
                    Unamortized transition asset                      12              (33)                15                (36)
                    Unrecognized prior service cost
                 Pension liability at end of year               $ (5,018)        $ (4,674)         $  (3,158)          $ (4,973)


    Assumptions used in determining the actuarial present value of benefit obligations are summarized below.

                                                                            Computational Assumptions

                                                               Net Pension Cost                   Projected Benefit
                                                                  Years Ended                       Obligation at
                                                                 December 31,                       December 31,
                                                        1997          1996          1995          1997         1996
      Discount rate:
         United States                                  7.0%          7.0%          8.0%          7.0%         7.0%
         The Netherlands                                6.5%          6.5%          7.0%          6.0%         6.5%
      Rate of increase in compensation levels
         United States                                  4.5%          4.5%          4.5%          4.5%         4.5%
         The Netherlands                                4.0%          4.0%          4.0%          4.0%         4.0%
      Expected long-term rate of return on assets:
         United States                                  9.0%          9.0%          9.0%
         The Netherlands                                7.0%          7.0%          7.0%
      Benefit basis:
         United States plans  -- earnings during career
         The Netherlands -- final pay multiplied
             by years of service


   The assets of the pension plans are maintained in various trusts and invested primarily in equity and fixed income securities and money market funds.


   Note 11:  Postretirement Benefits Other Than Pensions
   The Company sponsors an unfunded postretirement benefit plan (medical and life insurance benefits) for employees who retired prior to 1989 (as well as certain other employees who were near retirement and elected to receive certain benefits). The expense and liability for these benefits are set forth in the following tables.

                                                                          Components of Net Periodic Postretirement Benefit Cost
                                                                                             Years Ended December 31,
                                                                           1997                  1996                  1995
                                                                                           (in thousands)

                   Service cost (benefits earned during the year)       $    30                 $  34             $     88
                   Interest cost on accumulated postretirement              827                   870                1,214
                     benefit obligation                                    (600)                 (600)                (580)
                   Net amortization and deferral
                                                                        $   257                 $ 304              $   722

                                                                        Accumulated Postretirement Benefit Obligation (APBO)
                                                                                         at December 31,
                                                                              1997                              1996
                                                                                         (in thousands)
                   Retired employees                                       $ 12,934                          $  11,970
                   Employees eligible to retire                               1,174                                972
                   Other employees                                              521                                694
                                                                           $ 14,629                          $  13,636
                   Unrecognized net gain (loss)                              (1,603)                               194
                                                                           $ 16,026                           $  17,430

   Computational assumptions:
    Discount rate at December 31, 1997 and 1996               6.5%
    Health care cost trend rate 1997 to 2002                  7.6% ratable to 4%
    Effect of 1% increase in health care cost trend rate:
      Increase December 31, 1997 APBO                         6.0%
      Increase 1997 expense                                  16.0%


   Note 12:  Income Taxes

   Effective October 6, 1993, the Company and Cooper entered into a Tax Sharing and Separation Agreement ("Tax Agreement"). Pursuant to the Tax Agreement, the Company and Cooper made an election in connection with the initial public offering of the Company's stock under Section 338(h)(10) of the Internal Revenue Code. The effect of this election was to increase the tax basis of the Company's assets. This additional basis is expected to result in increased income tax deductions and accordingly may reduce income taxes otherwise payable by the Company. Pursuant to the Tax Agreement, the Company agreed to pay to Cooper the amount of the tax benefit associated with this additional basis (retaining 10% of the tax benefit associated with the amortization of the allocated cost of certain intangibles, such as goodwill) as realized on a quarterly basis, calculated by comparing the Company's actual taxes to the taxes that would have been owed had the increase in basis not occurred. The amount required to be paid to Cooper is subject to certain adjustments if certain business combinations or other acquisitions involving the Company occur. Except for the retained 10% benefit, the effect of the Tax Agreement is to put the Company in the same financial position it would have been in had there been no increase in the tax basis of the Company's assets.

   The effect of the retained 10% benefit upon the income tax provisions reflected in the accompanying income statements is to reduce these provisions for the years ended December 31, 1997, 1996 and 1995 by $789,000, $773,000 and $749,000, respectively.

                                                                                   Years Ended December 31,
                                                                           1997             1996                 1995
                                                                                       (in thousands)
                   Income before income taxes;
                       U.S. operations                                  $ 90,662         $  80,429           $  68,974
                       Foreign operations                                  8,363            10,491               6,693
                                                                        $ 99,025         $  90,920           $  75,667
                   Income Tax expense:
                       Currently payable:
                       U.S. federal                                     $ 26,548         $  24,862           $  22,565
                       U.S. state and local                                5,892             5,895               5,309
                       Foreign                                             2,282             1,729               2,995
                                                                        $ 34,722         $  32,486           $  30,869
                       Deferred:
                       U.S. federal                                     $  2,486             1,075                (907)
                       U.S. state and local                                  614               267                (225)
                       Foreign                                               550             1,858                (297)
                                                                           3,650             3,200              (1,429)
                                                                        $ 38,372         $  35,686           $  29,440

                   Effective tax rate reconciliation:
                       U.S. federal statutory rate                         35.0%             35.0%                 35.0%
                       State and local income taxes                         4.3               4.4                   4.4
                       Other                                               (0.5)             (0.2)                 (0.5)
                          Effective tax rate                               38.8%             39.2%                 38.9%


                   Total income taxes paid (*)
                                                                        $ 30,470         $  31,247             $  27,938

(*)  Included in 1997, 1996 and 1995 taxes paid are $11,600,000,
     $11,400,000 and $12,000,000, respectively, paid to Cooper in accordance with the Tax Agreement.


                                                                                                      December 31,
                                                                                              1997               1996
                                                                                                     (in thousands)
                   Components of deferred tax balances:
                    Deferred tax liabilities:
                       Plant, equipment and intangibles                                     $ (23,522)               $ (20,930)
                    Deferred tax assets:
                       Postretirement benefits                                                 10,353                   10,338
                       Reserves and accruals                                                    4,943                    5,788
                       Other                                                                      271                      499
                                                                                               15,567                   16,625
                                                                                             $( 7,955)                $ (4,305)

   Deferred income taxes have been established for differences in the basis of assets and liabilities for financial statement and tax reporting purposes as adjusted for the Tax Agreement with Cooper.

   Note 13:  Stock Compensation Plans
   The Company has two forms of stock compensation plans, the Long-term Incentive Plan ("Incentive Plan") and the Employee Stock Purchase Plan ("Stock Purchase Plan"). Under the Incentive Plan, designated employees of the Company are eligible to receive awards in the form of stock options, stock appreciation rights, restricted stock grants and performance shares. An aggregate of 2,600,000 shares is reserved for issuance under the Incentive Plan. As of December 31, 1997, 964,000 stock options have been granted with terms ranging from five to ten years, vesting in equal amounts on each of the first three anniversaries of the grant date. Under the Stock Purchase Plan, all full-time U.S., Canadian, and effective with the 1997 offering, Dutch employees receive an option to purchase common stock at the lesser of 85% of the fair market value on the offering date or 100% of the fair market value on the exercise date.

   With respect to the 1993 Employee Stock Purchase Plan offering, on December 8, 1995, the Company sold 278,574 shares to 1,303 employees at $12.64 per share. The Company used 75,000 treasury shares and issued an additional 3,574 shares of stock. With respect to the 1995 offering, on December 8, 1997, the Company sold 163,170 shares to 1,054 employees at $20.94 per share using existing treasury shares. With respect to the 1997 offering, at December 31, 1997, 1,376 participating employees had options to acquire up to 153,370 shares of common stock at the lesser of $32.06 per share or the market price on the exercise date of December 6, 1999. An aggregate of 858,256 shares of common stock is currently reserved for issuance under the Stock Purchase Plan.

   The Company continues to account for stock options under Accounting Principles Board No. 25, Accounting for Stock Issued to Employees and has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the stock compensation plans. The effect of applying SFAS 123's fair value method to the Company's stock compensation plan results in net income and earnings per share that are not materially different from amounts reported.


   The following table summarizes the Company's stock option activity and related information for the years ended December 31, 1997, 1996 and 1995:

                                                                      Years Ended December 31,
                                             1997                            1996                            1995
                                                   Weighted                        Weighted                        Weighted
                                                   Average                          Average                         Average
                                                   Exercise                        Exercise                        Exercise
                                    Options         Price            Options         Price           Options         Price
      Outstanding at beginning
        of year                     738,247         $ 23.51          484,107        $ 16.84          485,789        $ 16.29
      Granted                        72,500           34.88          347,000          30.74           40,500          21.79
      Exercised                    (100,551)          17.85          (80,474)         15.40          (40,948)         15.06
      Canceled                      (19,160)          23.87          (12,386)         18.13           (1,234)         15.52
      Outstanding at end of year    691,036         $ 25.53          738,247        $ 23.51          484,107        $ 16.84
      Exercisable at end of year    375,702         $ 20.66          297,747        $ 16.49          207,107        $ 15.86




   The following table summarizes information about fixed stock options outstanding at December 31, 1997:

                                                Options Outstanding                                        Options Exercisable
                                                               Weighted -          Weighted                              Weighted -
                    Range of                               Average Remaining        Average                               Average
                    Exercise                                Contractual Life        Exercise                              Exercise
                     Prices                 Options                                  Price                Options          Price

                   $14 to $1                  262,253          1.0 years              $ 16.91              262,253          $ 16.91
                     21 to 24                  31,181          2.2                      21.71               17,681            21.65
                     29 to 31                 325,102          8.2                      30.73               95,768            30.73
                     31 to 36                  72,500          9.2                      34.88                   --               --

                   $14 to $36                 691,036          5.3 years              $ 25.53              375,702          $ 20.66


   Note 14:  Stockholder Rights Plan
   Under a Stockholder Rights Plan adopted in 1995, a dividend of one Preferred Share Purchase Right was declared for each share of common stock. Each right, when exercisable, entitles the holder to purchase 1/100th of a share of the Company's Series A Junior Participating Preferred Stock at a purchase price of $100. Each 1/100th of a share of Series A Junior Participating Preferred Stock will be substantially equivalent to one share of common stock and will be entitled to one vote, voting together with the shares of common stock. The rights will become exercisable only if, without the prior approval of the Board of Directors, a person or group of persons acquires or announces the intention to acquire 15% or more of the common stock. If the Company is acquired through a merger or other business combination transaction, each right will entitle the holder to purchase $200 worth of the surviving company's common stock for $100 (subject to adjustment). In addition, if a person or group of persons acquires 15% or more of the common stock, each right not owned by the 15% or greater shareholder would permit the holder to purchase $200 worth of common stock for $100 (subject to adjustment). The rights are redeemable, at the option of the Company, at $.01 per right at any time until ten business days after a person or group of persons acquires 15% or more of the common stock. The rights expire on July 18, 2005.

   Note 15:  Commitments
   At December 31, 1997, the Company had no foreign currency exchange contracts. At December 31, 1997, the Company had copper future contracts of $15,323,000. These contracts represent approximately two to three months of the Company's anticipated U.S. requirements. At December 31, 1997, there were unrealized losses of $2,596,000 on open forward contracts, which will be realized as an adjustment to cost of sales when the future sales that are being hedged occur. The contracts expire as follows:

                                                                         1998 (by quarter)
                                                             1           2              3             4
                                                                          (in thousands)
      Commitments as of December 31, 1997               $ 7,164       $ 2,520        $ 4,269       $ 1,370


   Note 16:  Leases
   Rental expense for operating leases primarily for office space and machinery and equipment was $4,619,000, $4,007,000 and $3,436,000 in
   1997, 1996 and 1995, respectively.

   Minimum annual lease payments for noncancellable operating leases in effect at December 31, 1997 are as follows:

                                              (in thousands)
                   1998                                                      $    3,932
                   1999                                                           2,554
                   2000                                                           1,026
                   2001                                                             248
                   2002                                                              84
                   Thereafter                                                        44


                                                                             $    7,888

   Note 17:  Concentrations of Credit Risk and Fair Value of Financial
   Instruments

   Concentrations of Credit Risk
   Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and markets into which the Company's products are sold, as well as their dispersion across many different geographic areas. As a result, at December 31, 1997 and 1996, the Company did not consider itself to have any significant concentrations of credit risk except for receivables from several operating units of a major customer of $ 19,018,000 and $16,171,000, respectively.

   Fair Value of Financial Instruments
   The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, debt instruments and foreign currency forward contracts. At December 31, 1997 and 1996, the book values of cash and cash equivalents, trade receivables, trade payables and debt instruments, excluding the medium-term notes, are considered representative of their respective fair values. The fair value of the medium-term notes at December 31, 1997 was approximately $78 million.


   Note 18: Industry Segments, Major Customers and Geographic Information The Company's operations are conducted within one business segment which designs, manufactures and markets wire, cable and cord products for the electronics and electrical markets. Sales to a major customer amounted to 16%, 17% and 18% of consolidated revenues in 1997, 1996 and 1995, respectively. Translation and transaction gains and losses included in each year's consolidated income statements were not significant.


   Geographic information is set forth in the following table.

                                                             United
                                                             States      Canada      Europe       Eliminations  Consolidated
                                                                                          (in thousands)
                   Year ended December 31, 1997
                   Revenues:
                       Customer                              $568,190    $42,517     $136,500      $      --      $747,207
                       Affiliate transfer                      53,816     18,827          780       (73,423)            --
                          Total                               622,006     61,344      137,280       (73,423)       747,207
                   Operating earnings                          88,050      3,621       14,908          (596)       105,983
                   Identifiable assets                        425,990     24,814       83,274       (58,949)       475,129
                   Year ended December 31, 1996
                   Revenues:
                       Customer                              $485,621    $40,889     $140,915      $     --        $667,425
                       Affiliate transfers                     28,514     14,767           --       (43,281)            --
                          Total                               514,135     55,656      140,915       (43,281)        667,425
                   Operating earnings                          76,290      1,939       16,256           (68)         94,417
                   Identifiable assets                        308,594     24,486       96,973       (58,408)        371,645

                   Year ended December 31, 1995
                   Revenues:
                       Customer                              $441,167    $45,776     $121,665      $     --        $608,608
                       Affiliate transfers                     27,362     12,012          470       (39,844)             --
                          Total                               468,529     57,788      122,135       (39,844)         608,608
                   Operating earnings                          68,072      2,142        9,932          (544)          79,602
                   Identifiable assets                        272,524     26,312       94,714       (60,763)         332,787


   Transfers between domestic and international operations, principally inventory transfers, are charged to the receiving organization at prices sufficient to recover manufacturing costs.

   Export sales to customers of $65,750,000, $61,057,000 and $43,334,000 are included in United States revenues for 1997, 1996 and 1995, respectively. Export sales to customers of $11,937,000, $16,400,000 and $14,297,000, respectively, are included in European revenues for 1997, 1996 and 1995. Export sales by geographic region are as follows:


                                                                                          Years Ended December 31,
                                                                              1997                1996                 1995
                   Pacific Rim                                              $ 46,866             $ 49,133            $ 37,703
                   Latin America                                              19,367               21,400              13,413
                   Canada                                                      5,567                3,164               3,249
                   Other                                                       5,887                3,760               3,266
                                                                            $ 77,687             $ 77,457            $ 57,631

   Note 19: Quarterly Operating Results (unaudited)

                                                                                         1997 (by quarter)
                                                                   1                 2                3                4
                                                                        (in thousands except per share amounts)
                   Revenues                                     $ 175,974         $ 192,597        $ 183,693        $ 194,943
                   Gross profit                                    46,058            48,837           47,522           54,892
                   Operating earnings                              24,499            25,643           25,068           30,773
                   Net income                                      13,885            14,440           14,503           17,825
                   Basic earnings per share                     $    0.53         $    0.55        $    0.56        $    0.68
                   Diluted earnings per share                   $    0.53         $    0.55        $    0.55        $    0.68

                                                                                         1996 (by quarter)
                                                                1                2                  3               4
                                                                        (in thousands except per share amounts)
                   Revenues                                     $ 169,275         $ 167,649        $ 159,067        $ 171,434
                   Gross profit                                    41,412            41,515           39,783           45,669
                   Operating earnings                              21,674            22,810           23,005           26,928
                   Net income                                      12,570            13,316           13,428           15,920
                   Basic earnings per share                     $    0.48         $    0.51        $    0.52        $    0.61
                   Diluted earnings per share                   $    0.48         $    0.51        $    0.51         $    0.61


   Note 20: Contingent Liabilities

   Various lawsuits, claims and proceedings have been or may be instituted or asserted against the Company in the ordinary course of business, including those pertaining to income tax examinations, environmental, product liability and patent matters. Based on facts currently available, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position of the Company.


Stockholder Information

Corporate Office
Belden Inc.
7701 Forsyth Boulevard
Suite 800
St. Louis, Missouri 63105
(314) 854-8000

Investor Relations Contact
Richard K. Reece
Vice President, Finance, Treasurer and Chief Financial Officer
(314) 854-8054

Annual Meeting
11:00 a.m.
May 7, 1998
St. Louis Club
7701 Forsyth Boulevard
St. Louis, Missouri 63105

Transfer Agent
ChaseMellon Shareholder Services
85 Challenger Road
Overpeak Center
Ridgefield Park, NJ 07660
(201) 296-4266

Independent Auditors
Ernst & Young LLP
701 Market Street, Suite 1400
St. Louis, Missouri 63101
(314) 259-1000

Form 10-K
Stockholders may obtain without charge a copy of the Company's annual report on Form 10K filed with the Securities and Exchange Commission by writing to the Investor Relations Department at the Company's corporate office.

Market Information
The Company's common stock is traded under the symbol "BWC." Belden's common stock began trading on the New York Exchange on September 30, 1993. At March 1, 1997, the Company had 1270 stockholders of record.


Common Stock Prices and Dividends

                                                                                     1997 (by quarter)
                                                           1                      2                  3                   4
                 Dividends per common share              $.05                   $.05                $.05                $.05
                 Common stock prices:
                    High                                 39 7/8                 38 1/8              39 13/16            38 3/4
                    Low                                  34 3/4                 30 5/8              33 3/4              32


                                                                                     1996 (by quarter)


                                                           1                      2                  3                   4
                 Dividends per common share              $.05                   $.05                $.05                $.05
                 Common stock prices:
                    High                                 32 1/2                 34                  30 1/8              37
                    Low                                  24 1/8                 27 1/2              24 3/4              28 1/2




Directors
Lorne D. Bain (Director since 1993; Age 56)
(Audit Committee Chairman)
Managing Director of Bellmeade
   Capital Partners L.L.C.

Christopher I. Byrnes (Director since 1995; Age 48)
(Compensation Committee Member)
Dean, School of Engineering and Applied Science; Washington University

Joseph R. Coppola (Director since 1993; Age 67)
(Compensation Committee Chairman)
Retired  Chairman  of  the  Board  and  Chief Executive Officer; Giddings &
Lewis, Inc., a manufacturer of machine tools and assembly systems

John R. DallePezze (Director since 1997; Age 54)
Chairman  of  the  Board,  President and Chief Executive Officer; Holophane
Corporation, a manufacturer of premium quality, highly engineered lighting fixtures and systems for industrial, commercial and outdoor applications.

Alan E. Riedel (Director since 1993; Age 67)
(Audit Committee Member)
Director and Chairman of the Board; Gardner Denver Machinery, Inc., a manufacturer of air compressors and pumps and Retired Vice Chairman; Cooper
Industries, Inc.

Bernard G. Rethore (Director since 1997; Age 54)
(Audit Committee Member)
Chairman of the Board and Chief Executive Officer; Flowserve Corporation, a worldwide supplier of advanced-technology fluid transfer and control equipment, systems and services.


Officers
C. Baker Cunningham (Age 56)
Chairman of the Board, President and Chief Executive Officer

Kevin L. Bloomfield (Age 46)
Vice President, Secretary and General Counsel

Richard K. Reece (Age 41)
Vice President, Finance, Treasurer and Chief Financial Officer

Cathy O. Staples (Age 47)
Vice President, Human Resources

Peter J. Wickman (Age 48)
Vice President, Operations










