Form 10-K405, Exhibit 13
period 1998-12-31
BELDEN INC
filed 1999-03-26
CIK 910134

                                      25
Belden Inc.
Selected Historical Financial Data
(in thousands, except per share amounts and number of employees)

                                          1998            1997            1996            1995            1994
------------------------------------------------------------------------------------------------------------------
Income statement data:
 Revenues                               $723,625        $747,207        $667,425        $608,608        $439,699

 Operating earnings                       64,071         105,983          94,417          79,602          65,318

 Net income                               34,504          60,653          55,234          46,227          38,126

 Diluted earnings per share                 1.35            2.30            2.11            1.76            1.46
------------------------------------------------------------------------------------------------------------------
Balance sheet data:
 Total assets                           $506,031        $475,129        $371,645        $332,787        $203,809

 Long-term debt                          162,850         124,047          71,630          81,458          37,277

 Other long-term obligations              44,155          39,051          37,573          36,181          27,224

 Stockholders' equity                    219,667         228,954         179,707         131,902          93,601
------------------------------------------------------------------------------------------------------------------
Other data:

 Average number of employees               4,600           4,500           4,200           3,800           2,800

 Dividends per common share             $    .20        $    .20        $    .20        $    .20        $    .20
------------------------------------------------------------------------------------------------------------------

                                       26
                                   BELDEN INC.





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:
1998 COMPARED WITH 1997
Revenues
Belden's revenues for the year ended December 31, 1998 were $723.6 million compared with $747.2 million in 1997, a decrease of 3%. Revenues were approximately $24 million, or 3% lower in 1998 compared with 1997 due to the pass-through of lower copper costs. Since changes in the cost of copper are generally passed through in the price of the Company's products containing copper, further changes in the cost of copper are likely to continue to affect the Company's revenues. Revenues also were reduced in 1998 by approximately $5 million, or less than 1%, due to the impact of foreign currency exchange rates. Conversely, revenues were higher in 1998 compared with 1997 by approximately $20 million, or 3% due to the inclusion of Olex Communications Cable (Olex), which was acquired February 28, 1998, and ABB Elektro-Isolierwerke GmbH (EIW), which was acquired November 30, 1998. The following table shows the components of the reported 3% decrease in the Company's 1998 revenues compared with 1997 in each of Belden's four served markets.

                                                   % Increase/(Decrease)
                      % of Total                     In 1998 Revenues
                     1998 Revenues                  Compared with 1997
-------------------------------------------------------------------------------
Computer                  41%                                7%
Audio/video               20                               (10)
Industrial                20                                (4)
Electrical                19                               (13)


The revenue growth in the computer market was primarily due to the inclusion of Olex and the increase in demand for the Company's computer networking and telecommunication products. This growth in demand was fueled by the continued networking of computers, workstations, and servers; upgrades of existing computer networks; increased use of the internet; and growing numbers of telephone lines. While revenues for computer networking products increased in 1998 compared with 1997, the Company experienced sales declines in the second half of 1998 compared with 1997 primarily due to distribution customers reducing their inventories of Belden products. Sales of the Company's computer interconnect products declined in 1998. The demand for computer interconnect products decreased as newer technologies displaced certain of these products with new computer networking and industrial cable supplied by the Company. Additionally, as the manufacturing of certain electronic equipment shifted to contract manufacturers in lower cost international markets, the Company lost business to local competitors.

The revenue decline in the audio/video market reflects weakness during 1998 in the cable television (CATV) and professional broadcast markets. Demand was down for CATV cable in Europe as well as the export markets of Asia/Pacific and Latin America and was only partially offset by a modest increase in the United States. Revenues from products serving the broadcast market were down in 1998 primarily due to broadcasters' continued delay of spending related to indecisions about alternative digital formats.

Industrial market revenues declined 4% in 1998 compared with 1997. This decrease was due primarily to lower prices, principally from the pass-through of lower copper costs. In addition, the drop in prices for many commodities such as metals and petroleum, and the slowed capital spending partially due to the impact of declining Asian demand, reduced demand for certain of the Company's products. Offsetting some of the decline in revenues for industrial products was the inclusion of EIW.

Electrical market revenues declined 13% in 1998 versus 1997. The electrical market revenues include the Cord Products segment. Cord Products accounts for 43% of 1998 electrical market

REVENUES

Percent increase/(decrease) in revenues compared with the prior year

[Bar Charts reflecting revenues compared with prior year]

                                       27
                                   BELDEN INC.





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


revenues. Revenues for the Cord Products segment declined 15% in 1998 compared with 1997 primarily due to lower prices partially from the pass-through of lower copper costs and business lost to competitors principally from Asia. The remaining revenues for the electrical market, which principally consist of electrical cordage and lead and hookup wire, are included in the Electronic and Electrical segment. These revenues declined 11% due to lower prices primarily from the pass-through of lower copper costs, lost business as certain electronic and electrical equipment manufacturers moved their production to lower cost international markets and economic slowdown in certain of the Company's served markets.

Average prices for the Company's products were down in 1998 compared with 1997. This decline was primarily attributable to the decline in 1998 copper costs compared with 1997. Additionally, prices for computer networking products, which increased late in 1997 and early 1998, fell in late 1998. Pricing pressure on these products is continuing and it is likely that the Company will have unfavorable price comparisons on its computer networking products at least through the first half of 1999.

United States revenues, which represented approximately 68% of 1998 total revenues, declined 2% from 1997. Revenues from the Asia/Pacific, Latin America, and other export regions represented approximately 10% of 1998 total revenues and increased 1% from 1997. Without the 1998 acquisition of Olex, revenues to these regions would have decreased by 23% primarily due to the Asia/Pacific region. European revenues decreased 4% from 1997, and decreased 2% in terms of local currency. Without the acquisition of EIW late in 1998, European revenues would have decreased 6%. Canadian revenues decreased 15% from 1997 with currency translation accounting for almost 40% of this decline. This decrease is the result of lower capital spending by manufacturers in the natural resource sector due primarily to lower commodity prices and weak export demand. Revenues from European and Canadian customers represented 16% and 6% of 1998 total revenues, respectively.

Costs, Expenses and Earnings
The following table sets forth information comparing the 1998 components of earnings with 1997.

                                                                                                     % (Decrease)
                                                                                                    1998 Compared
Years Ended December 31,                                 1998*                 1997**                with 1997
-------------------------------------------------------------------------------------------------------------------
(in thousands, except % data)
Gross profit                                            $ 169,501              $ 197,309               (14.1)%
   As a percent of revenues                                  23.4%                  26.4%
Operating earnings                                      $ 74,671               $ 107,583               (30.6)%
   As a percent of revenues                                 10.3%                   14.4%
Income before income taxes                              $ 66,933               $ 100,625               (33.5)%
   As a percent of revenues                                  9.2%                   13.5%
Net income                                              $ 40,996               $ 61,633                (33.5)%
   As a percent of revenues                                  5.7%                   8.2%


* 1998 results exclude the impact of the $6,492 ($10,600 pretax) nonrecurring charges related to employee separation, plant consolidations, discontinued product lines, and costs related to a failed Asia/Pacific distributor.

** 1997 results exclude the impact of the $980 ($1,600 pretax) nonrecurring charge taken in the third quarter relating to plant consolidation and workforce reductions pursuant to a plan adopted in the third quarter. These costs relate to employee severance and plant closure expenditures.

REVENUES BY GEOGRAPHIC REGION
(In millions of dollars)


[Bar Charts reflecting revenues by geographic region]

                                       28
                                   BELDEN INC.





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The decrease in the gross profit amount was due to lower revenues and reduced profitability. Profitability declined primarily due to the impact of lower average prices in excess of the pass-through of lower copper costs and the "deleveraging" of certain production costs. The deleveraging resulted from making production declines at a greater rate than cost reductions. In addition, the impact of the inclusion in 1998 of the currently less profitable Olex and EIW acquisitions and the need early in 1998 to outsource production of certain computer networking cable due to capacity constraints contributed to the decline in gross profit and gross profit as a percent of revenues.

The decrease in gross profit led to lower operating earnings during the year. Also contributing to this decrease was an increase in selling, general, and administrative expenses to 12.8% of revenues in 1998 versus 11.7% in 1997 primarily due to additional depreciation and amortization related to the capitalization of computer system conversions early in 1998.

In 1998, the Company announced the following actions designated to improve its operating efficiencies:

- Closing the Franklin, North Carolina, facility and transferring production and assembly operations to the other facilities within the Cord Products segment in 1999.

- Accelerating the closing of the Electronic and Electrical segment's Hudson, Massachusetts and Charlotte, North Carolina, facilities and transferring production into the new facility in Lancaster County, South Carolina. The new facility was completed late in 1998 and the closings and production transfer are expected to be complete in mid-1999.

- Reducing salaried employment by approximately 7% in the Electronic and Electrical segment through voluntary and involuntary programs. These reductions were virtually complete by December 31, 1998.

- Discontinuing certain less profitable lines within the Electronic and Electrical segment.

In connection with these actions and other items, the Company took nonrecurring charges of $10.6 million ($6.5 million after tax). The above actions, when completed, as well as other cost reduction programs, are expected to generate annual savings of approximately $15 million before tax.

Income before income taxes decreased to $56.3 million in 1998 from $99 million in 1997, or 43% due to lower operating earnings and an increase in interest expense because of greater borrowings at higher interest rates. The increase in borrowings resulted from the 1998 acquisitions and the purchase of approximately
1.9 million shares of Company common stock partially offset by cash flow from operations. Average debt outstanding during 1998 and 1997 was $146 million and $135 million, respectively. The Company's average daily interest rate was 6.1% in 1998 compared with 5.7% in 1997.

The Company's effective tax rate was 38.8% in 1998 and 1997. As a result of various tax strategies the Company is in the process of implementing, the effective income tax rate is expected to be approximately one percentage point lower beginning in 1999.

RESULTS OF OPERATIONS:
1997 COMPARED WITH 1996
Revenues
Belden's revenues for the year ended December 31, 1997, were $747.2 million compared with $667.4 million in 1996, an increase of 12%. Revenues were reduced by $21.1 million due to the impact of foreign currency translation. Revenues increased 2% when including revenues of Alpha (acquired January 8, 1997) and ICI (acquired December 3, 1996) as if they had been

MARGINS
(Percent of revenues)

[Bar Charts reflecting margins]

                                       29
                                   BELDEN INC.





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


acquired at the beginning of each period and excluding the impact of foreign currency translation. The following table shows the components of the 12% increase in the Company's 1997 revenues in each of Belden's four served markets.

                                                   % Increase/(Decrease)
                      % of Total                     in 1997 Revenues
                     1997 Revenues                  Compared with 1996
--------------------------------------------------------------------------------
Computer                  37%                              29%
Audio/video               22                               (8)
Industrial                20                               26
Electrical                21                                1


The revenue growth in the computer market was primarily due to the inclusions of Alpha and ICI revenues for a full year in 1997. Excluding the impact of acquisitions and foreign currency translation, revenues increased approximately 7%. This improvement was attributable to strong growth in networking of computers, workstations and servers, which increased demand for the Company's high performance twisted pair products, and strong demand for the Company's telephony products sold in the United States. This growth was significantly offset by competitive price reductions on the Company's networking products and decreased telephony project activity in Europe. In addition, sales of the Company's computer interconnection products, which focus on serving mainframe computer applications, were down slightly in 1997.

Audio/video market revenues declined 4% when excluding acquisitions and foreign currency translation. The revenue decline was primarily due to soft demand for cable television (CATV) drop cable sold in both the United States and export markets. In the United States, CATV providers continued to delay spending as they evaluated the telecommunications network architecture in light of legislation enacted in 1996 and new technology. Sales of CATV drop cable in export markets declined due to unfavorable economic conditions in Asia/Pacific, which unfavorably impacted new construction activity. This decline in demand in both the United States and export markets not only affected volume growth, but also negatively impacted selling prices. Broadcast revenues were down slightly in 1997 due to the delay of stadium and studio projects during the year and the fact that 1996 revenues were aided by large orders in connection with the Atlanta Olympic Games and the U.S. Presidential election. Partially offsetting these declines was strong demand for CATV products sold in Europe.

Strong capital investment by manufacturers and the acquisitions of Alpha and ICI caused the growth in industrial market revenues in 1997. Excluding the impact of acquisitions and foreign currency translation, industrial market revenues increased 11%. Factory floor automation and product "re-engineering" contributed to the capital investment by manufacturers.

The electrical market revenues include the Cord Products segment. Cord Products accounted for 45% of 1997 electrical market revenues. Revenues for the Cord Products segment declined 14% in 1997 compared with 1996 primarily due to decreased demand for the Company's electrical cord used on power tools, appliances and other electrical equipment. The remaining revenue for the electrical market, which principally consists of electrical cordage, lead and hook-up wire, is included in the Electronic and Electrical segment. These revenues increased 18% in 1997 compared with 1996 primarily due to the acquisition of Alpha and ICI. Excluding the impact of acquisition and foreign currency translation, electrical revenues included in the Electronic and Electrical segment were flat. This is due to a decline attributable to the conversion of certain electrical wire production capacity to more profitable industrial cables offset by an increase in market demand for remaining products.

Average prices for the Company's products were down in 1997 compared with 1996. This decline was attributable to competitive price reductions primarily on computer networking and CATV products, and the pass-through of decreases in copper costs during the year.

United States revenues, which represented approximately 68% of total 1997 revenues, increased 19% from 1996. Revenues from Asia/Pacific, Latin America, and other export regions were $72 million, which represented a decrease of 3%. The acquisitions of Alpha and ICI were the primary contributors to the domestic revenue growth in 1997.

European customer revenues were flat from 1996 measured in U.S. dollars, but increased 12% in local currency. Strong demand for networking and CATV products in Europe caused this local currency growth. Canadian revenues increased 7% from 1997, with currency translation having minimal impact on revenues. This growth resulted from increased demand for the Company's industrial products. European and Canadian revenues represented 17% and 6% of 1997 total revenues, respectively.

                                       30
                                   BELDEN INC.





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Costs, Expenses and Earnings
The following table sets forth information comparing the 1997 components of earnings with 1996.

                                                                                                     % Increase
                                                                                                   1997 Compared
Years Ended December 31,                                    1997*                 1996               with 1996
------------------------------------------------------------------------------------------------------------------
(in thousands, except % data)
Gross profit                                             $ 197,309             $ 168,379              17.2%
   As a percent of revenues                                   26.4%                 25.2%

Operating earnings                                       $ 107,583             $  94,417              13.9%
   As a percent of revenues                                   14.4%                 14.1%

Income before income taxes                               $ 100,625             $  90,920              10.7%
   As a percent of revenues                                   13.5%                 13.6%

Net income                                               $  61,633             $  55,234              11.6%
   As a percent of revenues                                    8.2%                  8.3%

* 1997 results exclude the impact of the $980 ($1,600 pretax) nonrecurring charge taken in the third quarter relating to plant consolidation and workforce reductions pursuant to a plan adopted in the third quarter. These costs relate to employee severance and plant closure expenditures.

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

The Company's effective tax rate was 38.8% and 39.2%, in 1997 and 1996 respectively.

FINANCIAL CONDITION
Liquidity and Capital Resources
The Company has a $200 million multicurrency variable rate bank revolving credit agreement (Credit Agreement) with a group of six banks. The Credit Agreement is unsecured and expires in November 2001. At December 31, 1998, the Company had $112 million available under the Credit Agreement. The facility includes certain covenants including a maximum leverage ratio and maintaining a minimum net worth. In addition, the Company has unsecured, uncommitted arrangements with five banks under which it may borrow up to $91 million at prevailing interest rates. At December 31, 1998, the Company had $73 million available under these uncommitted arrangements.

On August 11, 1997, the Company completed a private placement of $75 million in unsecured debt (Private Placement). The Private Placement debt will mature in August 2009 with an average life of ten years. The Private Placement was priced at a fixed rate of 6.92%. The proceeds from the Private Placement were used to pay off borrowings under the Credit Agreement. The Note Purchase Agreement effecting the Private Placement contains various customary affirmative and negative covenants and other provisions, including restrictions on the assumption of debt and a maximum leverage ratio.

[Bar Charts reflecting revenues per employees and number of employees]

                                       31
                                   BELDEN INC.





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



The Company expects the cash provided by operations and borrowings under the Credit Agreement will provide it with sufficient liquidity to meet its operating needs and fund its normal dividends and anticipated capital expenditures.

During 1998, the Company increased debt by $39 million due primarily to the acquisitions of Olex and EIW and the purchase of approximately 1.9 million shares of Company common stock. As a result, the Company's debt to total capitalization ratio increased from 35.1% at December 31, 1997, to 42.6% at the end of 1998.

Working Capital
During 1998, operating working capital (defined as receivables and inventories less payables and accrued liabilities, excluding the effect of exchange rate changes and business combinations) decreased $29 million. This decrease resulted primarily from lower receivables associated with lower revenues late in the year and lower inventories as the Company has stressed strong cash flows in response to more challenging markets partially offset by lower taxes payable.

During 1997, operating working capital increased $32 million. This increase resulted primarily from increases in receivables associated with higher revenues and increases in inventories to support current and future growth.

Capital Expenditures and Commitments
Capital expenditures currently planned for 1999, as well as actual expenditures for 1998 and 1997 are as follows:

                                1999              1998              1997
Years Ended December 31,        Plan             Actual            Actual
-------------------------------------------------------------------------------
(in millions)
Modernization and
     Enhancement                 $14              $20                $ 7
Capacity expansion                 7               11                  7
Other                              8               10                 15
-------------------------------------------------------------------------------
                                 $29              $41                $29
-------------------------------------------------------------------------------

Capital spending planned for 1999 is primarily for capacity maintenance projects and expansion of capacity for certain twisted pair wire products. Spending in 1998 and 1997 was primarily for machinery and equipment to increase production capacity for twisted pair wire, the construction of the Lancaster County, South Carolina, facility, the implementation of an integrated business information system, and the modernization and enhancement of machinery and equipment.

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

ENVIRONMENTAL REMEDIATION
The Company has been identified as a potentially responsible party with respect to five sites designated for cleanup under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws. Belden does not own or operate any of these waste sites. Although estimates of cleanup costs have not yet been completed for most of these sites, the Company believes that, based on its review and other factors, including its estimated share of the waste volume at the sites, the existence of other financially viable, potentially responsible parties and the anticipated nature and scope of the cleanups, the costs to the Company relating to these sites will not have a material adverse effect on its results of operations or financial condition. Ground water contamination has been identified on the site of the Venlo, The Netherlands, manufacturing facility, which was acquired in 1995. The Company has recorded a liability for the remediation costs, which are currently estimated at approximately $1 million.

[Bar Charts reflecting leverage, free cash flow and capital expenditures]

                                       32
                                   BELDEN INC.





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


YEAR 2000 READINESS
The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures. Software failures due to processing errors potentially arising from calculations using the Year 2000 date are a known risk.

Primary Business Operating Systems
The Company recently completed the implementation of an integrated business information system at several operating units representing approximately 97% of 1998 revenues. The primary purpose was to replace numerous old mainframe legacy systems with an integrated enterprise-wide business system in an effort to streamline business processes, reduce programming and maintenance efforts, and improve efficiencies throughout the organization. The Company incurred a total capitalized cost of approximately $19 million relating to implementing the new system which will be amortized into earnings over five years. Although implementing this new system was unrelated to specific concerns over the Year 2000 issue, a benefit of this initiative is that the resulting system is Year 2000 compliant. Certain operating units, primarily those acquired by the Company in 1998, have not completed enterprise-wide system solutions and are incurring costs to deal specifically with the Year 2000 issue. These units represented approximately 3% of 1998 revenues. The Company expects to incur approximately $500,000 in 1999 related to completing the Year 2000 projects at those operating units which will be expensed as incurred.

Manufacturing and Other Systems
The Company is now in the process of inventorying, assessing, renovating and testing as it relates to manufacturing systems, and other supplemental information systems and applications necessary to achieve a Year 2000 date conversion with no effect on customers or disruption to business operations. The Company has completed substantially all of the inventory and assessment phases of its plan, and is in the process of completing the renovation and testing phase. Critical manufacturing systems include plant accounting and reporting, planning, and process controls. Plant accounting and reporting as well as planning were addressed as part of the integrated enterprise-wide business system and are therefore largely compliant. Process control units have been replaced over the last three years with Year 2000 compliant units in the normal course of equipment upgrades. Noncompliant units represent less than 10% of the units in production and will be replaced throughout 1999 as part of the normal equipment upgrades or have been determined not to pose a risk to the manufacturing process.

Third Party Readiness
The Company has initiated formal discussions with its key suppliers, customers and financial institutions to determine the extent to which the Company is vulnerable to third parties' failure to correct their own Year 2000 issues. Contingency plans will be developed on a case-by-case basis for suppliers, customers, or service providers where a problem is identified that cannot be remedied in time. For virtually all products and services the Company has multiple suppliers. The Company also has a diverse customer base with only one customer representing more than 10% of revenue.

Due in part to the reliance placed on customers, suppliers and financial institutions, and their own susceptibility to Year 2000 issues, there can be no assurances that the Company will not be exposed to significant unfavorable operating results related to Year 2000 issues.

Conclusion
The total cost of compliance and its effect on the Company's future results of operations are not expected to be significant due to the recent implementation of the integrated business information system. The expected completion date of projects currently in process is the end of the third quarter of 1999, which is prior to any anticipated impact on the Company's operations. Contingency plans will be revisited on an ongoing basis.


IMPACT OF PENDING ACCOUNTING PRONOUNCEMENTS
In March 1998, the American Institute of Certified Public Accountants (AICPA) issued SOP 98-1, Accounting For the Costs of Computer Software Developed or Obtained For Internal Use. The Company plans to adopt the SOP on January 1, 1999. The SOP will require the capitalization of certain internal costs incurred after the date of adoption in connection with developing or obtaining software for internal use. The Company currently expenses such costs as incurred. As a result of adopting the new SOP, the Company expects to capitalize certain costs related to software development projects in 1999. While the amount of such capitalization cannot yet be estimated, the Company does not expect the adoption of the SOP to have a material effect on net income for 1999.

                                       33
                                   BELDEN INC.





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company expects to adopt the new Statement effective with the first quarter of 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company does not expect the adoption of SFAS 133 to have a material effect on the earnings or financial position of the Company.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS
Market risks relating to the Company's operations result primarily from interest rates, foreign exchange rates and certain commodity prices, as well as concentrations of credit risk. Each of these is discussed below.

Interest Rate Risk
The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. For the Company's short-term and long-term debt obligations, the table presents principal cash flows and average interest rates by expected maturity dates. The table also presents fair values as of December 31, 1998.

                                                            Expected Maturity Dates
                                      -------------------------------------------------------------
                                         1999    2000     2001     2002     2003      Thereafter        Fair Value
----------------------------------------------------------------------------------------------------------------------
(in millions, except rates)
Fixed-rate
   debt obligations                                                                     $75.0             $73.4
Average interest rate                                                                    6.92%
Variable-rate debt
   to be refinanced                   $87.8                                                               $87.8
Average interest rate                  4.40%

Foreign Exchange Rate Risk
The following table provides information about the Company's financial instruments that are sensitive to changes in foreign currency rates. The Company maintains debt denominated in multiple foreign currencies in order to align a portion of the Company's borrowing in the same currency as that of the anticipated cash flow of its foreign operations.

                                                            Expected Maturity Dates
                                      -------------------------------------------------------------
                                         1999    2000     2001     2002     2003      Thereafter        Fair Value
----------------------------------------------------------------------------------------------------------------------
Average exchange rates are stated in foreign currency/US dollars
(in millions, except rates)
Variable-rate Dutch Guilder
   debt to be refinanced              $30.1                                                               $30.1
Average exchange rate                 1.892

Variable-rate Australian Dollar
   debt to be refinanced              $14.7                                                               $14.7
Average exchange rate                1.6332

Variable-rate German Mark
   debt to be refinanced              $25.0                                                               $25.0
Average exchange rate                1.6807


                                       34
                                   BELDEN INC.





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Commodity Price Risk
The Company is a purchaser of certain commodities, primarily copper. The Company uses futures contracts for hedging purposes to reduce the effect of changing commodity prices over the time frame required to reflect cost changes in sales price for the Company's products. The Company does not speculate on commodity prices. The following table presents the open futures contracts by the notional amount in pounds, the weighted average contract price, and total dollar amounts by expected maturity date. In addition, the table presents the physical inventory of copper at December 31, 1998, by the amount of pounds held at average cost. The fair value of copper futures contracts and physical inventory as of December 31, 1998, is also presented.

                                                            Expected Maturity Dates
                                                            -----------------------
                                                              1999         2000                         Fair Value
-----------------------------------------------------------------------------------------------------------------------
(in millions, except average price)
Over-the-counter forward sell contracts
         Contract volume (pounds)                               10.4         0.3
         Weighted average price (per pound)                  $0.7538     $0.7845
         Contract amounts                                    $   7.9     $   0.2                          $7.3

On-hand copper rod at December 31, 1998
         Pounds on hand                                          3.3
         Weighted average price (per pound)                  $0.7400
         Total value on hand                                 $   2.4                                      $2.2

Credit Risk
Sales to a major customer were $122.1 million or 17% of total sales in 1998, and $119.3 million or 16% of total sales in 1997. At December 31, 1998, outstanding receivables to this customer totaled $13.7 million.

FORWARD-LOOKING STATEMENTS
Any statements set forth other than historical facts are forward-looking statements made in reliance upon the safe harbor of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from such forward-looking information for the reasons set forth below. The economic downturn in the Asia/Pacific and Latin America regions and its negative impact on revenues and earnings, heightened competition from domestic and foreign competition, including new entrants; the success in identifying, acquiring and integrating acquisitions; results from transfers of production to new facilities; developments in technology; the threat of displacement from competing technologies, including wireless and fiber optic technologies; acceptance of Belden's products; changes in raw material costs and availability; foreign currency rates; pricing of Belden's products; changes in the global economy; the success of cost saving initiatives and programs and other specific factors discussed in the Company's Form 10-K and other Securities and Exchange Commission filings will have an impact on Belden's actual results. The information contained herein represents management's best judgement as of the date hereof based on information currently available; however, the Company does not intend to update this information to reflect developments of information obtained after the date hereof and disclaims any legal obligation to the contrary.

                                       35
                                   BELDEN INC.

REPORT OF INDEPENDENT AUDITORS















THE BOARD OF DIRECTORS AND SHAREHOLDERS
BELDEN INC.


We have audited the accompanying consolidated balance sheets of Belden Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Belden Inc. at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


St. Louis, Missouri
January, 20, 1999




                                            /s/ERNST & YOUNG LLP

                                       36
                                  BELDEN INC.


CONSOLIDATED BALANCE SHEETS


December 31,                                                              1998                         1997
---------------------------------------------------------------------------------------------------------------------
(in thousands, except par value and number of shares)
ASSETS
Current assets:
      Cash and cash equivalents                                         $   3,291                    $     916

      Receivables, less allowance for doubtful accounts
        of $835 at 1998 and $879 at 1997                                  102,305                      120,761

      Inventories                                                          99,881                      107,340

      Deferred income taxes                                                 6,421                        5,186

       Other                                                                3,340                        3,065
---------------------------------------------------------------------------------------------------------------------
       Total current assets                                               215,238                      237,268

Property, plant and equipment, less accumulated
      depreciation                                                        196,136                      151,933

Goodwill, less accumulated amortization
     of $7,545 at 1998 and $5,607 at 1997                                  82,112                       70,565

Other intangibles, less accumulated amortization
    of $11,245 at 1998 and $8,192 at 1997                                  11,916                       14,975

Other assets                                                                  629                          388
---------------------------------------------------------------------------------------------------------------------
                                                                        $ 506,031                    $ 475,129
---------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable and accrued liabilities                            $  76,182                    $  74,719

    Income taxes payable                                                    3,177                        8,358
---------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                          79,359                       83,077

Long-term debt                                                            162,850                      124,047

Post-retirement benefits other than pensions                               14,747                       16,026

Deferred income taxes                                                      14,159                       13,141

Other long-term liabilities                                                15,249                        9,884

Stockholders' equity:
     Preferred stock, par value $.01 per share, 25,000,000
shares authorized, no shares outstanding                                       --                           --

     Common stock, par value $.01 per share, 100,000,000
shares authorized 26,203,603 and 26,179,958 issued, and
24,328,742 and 26,142,328 shares outstanding at 1998 and
1997, respectively                                                            262                          262

     Additional paid-in capital                                            48,482                       49,370

     Retained earnings                                                    218,605                      189,163

     Accumulated other comprehensive income/(loss)                         (8,859)                      (8,600)

     Treasury stock, at cost, 1,874,861 and 37,630 shares                 (38,823)                      (1,241)
           at 1998 and 1997
---------------------------------------------------------------------------------------------------------------------
             Total stockholders' equity                                   219,667                      228,954
---------------------------------------------------------------------------------------------------------------------
                                                                        $ 506,031                    $ 475,129
---------------------------------------------------------------------------------------------------------------------

See accompanying notes.

                                       37
                                  BELDEN INC.




CONSOLIDATED INCOME STATEMENTS


Years Ended December 31,                                      1998                  1997                   1996
---------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Revenues                                                  $ 723,625             $ 747,207              $ 667,425

Cost of sales                                               554,124               549,898                499,046
---------------------------------------------------------------------------------------------------------------------

      Gross profit                                          169,501               197,309                168,379

Selling, general and administrative expenses                 92,905                87,764                 73,502

Amortization of goodwill                                      1,925                 1,962                    460

Nonrecurring charges                                         10,600                 1,600                      -
---------------------------------------------------------------------------------------------------------------------

      Operating earnings                                     64,071               105,983                 94,417

Interest expense                                              7,738                 6,958                  3,497
---------------------------------------------------------------------------------------------------------------------

       Income before income taxes                            56,333                99,025                 90,920

Income taxes                                                 21,829                38,372                 35,686
---------------------------------------------------------------------------------------------------------------------

      Net income                                          $  34,504             $  60,653              $  55,234
---------------------------------------------------------------------------------------------------------------------

      Basic earnings per share                            $    1.35             $    2.32              $    2.12
---------------------------------------------------------------------------------------------------------------------

      Diluted earnings per share                          $    1.35             $    2.30              $    2.11
---------------------------------------------------------------------------------------------------------------------

See accompanying notes.

                                       38
                                  BELDEN INC.



CONSOLIDATED CASH FLOW STATEMENTS


Years Ended December 31,                                                     1998              1997              1996
------------------------------------------------------------------------------------------------------------------------
(in thousands)
Cash flow from operating activities:
    Net income                                                             $ 34,504          $ 60,653          $ 55,234

    Adjustments to reconcile net income to net cash provided by operating activities:
               Depreciation                                                  19,355            17,854            16,121

               Amortization                                                   4,992             1,962             1,465

               Deferred income taxes                                            151             3,650             3,197

               Changes in operating assets and liabilities(*):

                     Receivables                                             26,410           (12,694)           (9,155)

                     Inventories                                             19,259           (22,249)           (1,597)

                     Accounts payable and accrued liabilities                (8,717)           (2,935)           (8,978)

                     Income taxes payable                                    (7,864)            6,020               433

                     Other assets and liabilities, net                         (467)            5,333             1,492
------------------------------------------------------------------------------------------------------------------------

                              Net cash provided by operating                 87,623            57,594            58,212
                                 activities

Cash flows from investing activities:
     Capital expenditures                                                   (40,844)          (28,725)          (26,100)

     Cash used to acquire businesses                                        (40,703)          (76,082)          (18,050)

     Proceeds from sales of plant and equipment                                 317               198               209
------------------------------------------------------------------------------------------------------------------------

            Net cash used for investing activities                          (81,230)         (104,609)          (43,941)

Cash flows from financing activities:
     Net borrowings (payments) under long-term
            credit facility and credit agreements                            39,375           (17,906)           (7,101)

     Proceeds from private placement of debt                                     --            75,000                --

     Purchase of treasury stock                                             (39,250)           (6,846)           (2,425)

     Exercise of stock options                                                  780             1,165             1,558

     Cash dividends paid                                                     (5,062)           (5,229)           (5,212)
------------------------------------------------------------------------------------------------------------------------

              Net cash provided by (used for) financing                      (4,157)           46,184           (13,180)
                 activities

Effect of exchange rate changes on cash and
      cash equivalents                                                          139               (48)              (46)
------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                              2,375              (879)            1,045

Cash and cash equivalents, beginning of year                                    916             1,795               750
------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                     $  3,291          $    916          $  1,795
------------------------------------------------------------------------------------------------------------------------
(*) Net of the effects of exchange rate changes and acquired businesses.

See accompanying notes.

                                       39
                                  BELDEN INC.



CONSOLIDATED STOCKHOLDERS' EQUITY STATEMENTS




                                                                                      Treasury          Accumulated
                                      Common Stock      Additional                      Stock              Other
                                  -------------------     Paid-In     Retained     ---------------     Comprehensive
                                  Shares       Amount     Capital     Earnings     Shares    Amount    Income (Loss)      Total
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Balance at December 31, 1995      26,115        $261      $51,034     $ 83,717              $             $(3,110)       $131,902

Net Income                                                              55,234                                             55,234

Foreign currency translation
   adjustments                                                                                             (1,350)         (1,350)
                                                                                                                         --------
                                                                                                                           53,884
        Comprehensive income

Issuance of common stock for:
   Stock Options                      23          --          409                      47      1,149                        1,558

Purchase of treasury stock                                                           (100)    (2,425)                      (2,425)

Cash dividends ($.20 per share)                                         (5,212)                                            (5,212)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996      26,138         261       51,443      133,739        (53)    (1,276)      (4,460)        179,707

Net Income                                                              60,653                                             60,653

Foreign currency translation                                                                               (4,140)         (4,140)
   adjustments                                                                                                           --------

        Comprehensive income                                                                                               56,513

Issuance of common stock for:
   Stock Options                      42           1          115                      53      1,276                        1,392
   Employee Stock Purchase Plan                            (2,188)                    163      5,605                        3,417

Purchase of treasury stock                                                           (201)    (6,846)                      (6,846)

Cash dividends ($.20 per share)                                         (5,229)                                            (5,229)

-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997      26,180         262       49,370      189,163        (38)    (1,241)      (8,600)        228,954

NET INCOME                                                              34,504                                             34,504

FOREIGN CURRENCY TRANSLATION                                                                                 (259)           (259)
   ADJUSTMENTS                                                                                                           --------
        COMPREHENSIVE INCOME                                                                                               34,245

ISSUANCE OF COMMON STOCK FOR:
    STOCK OPTIONS                     24          --         (888)                     69      1,668                          780

PURCHASE OF TREASURY STOCK                                                         (1,906)   (39,250)                     (39,250)

CASH DIVIDENDS ($.20 PER SHARE)                                         (5,062)                                            (5,062)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998      26,204        $262      $48,482     $218,605     (1,875)  $(38,823)     $(8,859)       $219,667
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

                                       40
                                  BELDEN INC.



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

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying consolidated financial statements include Belden and all of its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents
Cash equivalents consist of short-term, highly liquid investments with a maturity of three months or less.

Inventories
Inventories are carried at cost or, if lower, market value. On the basis of current costs, 67% and 73% of inventories in 1998 and 1997, respectively, were carried on the last-in, first-out (LIFO) method. The remaining inventories were carried on the first-in, first-out (FIFO) method.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost and depreciation is provided over the estimated useful lives of the related assets using primarily the straightline method, generally using asset lives of 10 to 40 years for buildings and 5 to 12 years for machinery and equipment.

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

Revenue Recognition
Revenue is recognized in the period product is shipped to customers. Provisions are recorded for returns adjustments, and bad debts.

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

Research and Development
Research and development expenditures are charged to expense as incurred. Expenditures for research and development sponsored by the Company were $8.5 million, $7.9 million and $8.7 million for 1998, 1997, and 1996, respectively.

Environmental Remediation and Compliance
Environmental remediation costs are accrued, except to the extent costs can be capitalized, based on estimates of known environmental remediation exposures. Environmental compliance costs include maintenance and operating costs with respect of ongoing monitoring programs. Such costs are expensed as incurred. Capitalized environmental costs are depreciated generally utilizing a 15-year life.

Futures Contracts
As part of its risk management strategy, the Company purchases exchange traded forward contracts to manage its exposure to changes in copper costs. The copper forward contracts obligate the Company to make or receive a payment equal to the net change in the value of the contract at its maturity. Such contracts are designated as hedges of the Company's anticipated sales for which selling prices are firm, are short-term in nature, and are effective in hedging the Company's exposure to changes in copper costs during that cycle.

Unrealized gains and losses are deferred and recognized in earnings when realized as an adjustment to cost of sales when the future sales occur (the deferral accounting method). Amounts securing open forward contracts are included in inventory. Realized and unrealized gains or losses on options that are no longer effective as hedges

                                       41
                                  BELDEN INC.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Impact of Pending Pronouncements
In March 1998, the American Institute of Certified Public Accountants (AICPA) issued SOP 98-1, Accounting For the Costs of Computer Software Developed or Obtained For Internal use. The Company plans to adopt the SOP on January 1, 1999. The SOP will require the capitalization of certain internal costs incurred after the date of adoption in connection with developing or obtaining software for internal use. The Company currently expenses such costs as incurred. As a result of adopting the new SOP, the Company expects to capitalize certain costs related to software development projects in 1999. While the amount of such capitalization cannot yet be estimated, the Company does not expect the adoption of the SOP to have a material effect on net income for the year.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company expects to adopt the new Statement effective with the first quarter of 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Hedging activities have been confined to copper futures during 1998. The Company does not expect the adoption of SFAS 133 to have a material effect on the earnings or financial portion of the Company.

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

                                       42
                                  BELDEN INC.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share:


Years Ended December 31,                                         1998               1997              1996
--------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Numerator:
    Net Income                                                $ 34,504           $ 60,653           $ 55,234
--------------------------------------------------------------------------------------------------------------
Denominator:
    Denominator for basic earnings per
    share - weighted-average shares                             25,507             26,126             26,055
Effect of dilutive employee stock options                          113                214                181
--------------------------------------------------------------------------------------------------------------
Denominator for diluted earnings per share -
  adjusted weighted-average  shares                             25,620             26,340             26,236
--------------------------------------------------------------------------------------------------------------
Basic earnings per share                                      $   1.35           $   2.32           $   2.12
--------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                    $   1.35           $   2.30           $   2.11
--------------------------------------------------------------------------------------------------------------

NOTE 4: ACQUISITIONS
During 1998, 1997, and 1996 the Company acquired the entities described below, which were accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair market value. Operating results of each acquisition are included in the Company's consolidated results since its respective acquisition date.

-  On November 30, 1998, the Company purchased for cash ABB
   Elektro-Isolierwerke GmbH (EIW) from Asea Brown Boveri AG, Mannheim, the holding company of the German ABB group to which EIW belonged. EIW designs, manufacturers and markets cables serving primarily the industrial and computer networking industries. The business is located in Villingen, Germany. The Company has preliminarily recorded goodwill of approximately $12 million with respect to the acquisition.

- On February 28, 1998, the Company purchased substantially all of the assets of the Olex communication cable operations (Olex) of Pacific Dunlop Limited for cash of approximately $16 million. Olex designs, manufactures, and markets metallic and fiber optic cables serving primarily the computer networking and telephony industries. The Company has not recorded any goodwill with respect to the acquisition. The acquired business is located near Melbourne, Australia.

- On December 23, 1997, the Company purchased for cash the fixed assets and inventory of Cowen Cable Corporation (Cowen). Cowen designs, manufactures and markets a variety of multiconductor cables and is located in Leominster, Massachusetts.

- On January 8, 1997, the Company purchased substantially all of the assets of the Alpha Wire Division (Alpha) of Alpha Wire Corporation for cash of approximately $68 million. Alpha designs and markets specialty wire and cable for a variety of markets, including the computer interconnect, industrial and electrical markets, and is located in Elizabeth, New Jersey. The Company recorded approximately $45 million of goodwill in connection with the acquisition.

- On December 3, 1996, the Company purchased for cash substantially all of the assets of Intech Cable, Inc. (Intech). Intech designs, manufactures and markets specialty wire and cable for a variety of markets, including the telecommunications and industrial markets, and is located in Hudson, Massachusetts.

                                       43
                                  BELDEN INC.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5: NONRECURRING CHARGES

In 1998, the Company recorded a charge of $1.5 million ($928,000 after tax) related to the consolidation of its Cord Products segment manufacturing facility located in Franklin, North Carolina, into other Cord Products segment facilities. The charge is primarily to cover severance costs of 172 of employees who will be terminated in 1999. At December 31, 1998 no employees have been terminated or any costs paid. Also in 1998, the Company recorded a charge of $2.9 million ($1.8 million after tax) for salary continuation, extended medical coverage and other miscellaneous employee benefits related to a reduction of 35 salaried employees in the Electronic and Electrical segment. Prior to December 31, 1998, 35 salaried employees had been terminated. At December 31, 1998, $2.2 million remained to be paid related to this charge.

Additionally in 1998, the Company discontinued certain product lines. Inventory writedowns related to discontinued product lines within the Electronics and Electrical business segment were $3 million ($1.8 million after tax) and were recorded net of expected recovery upon disposal. Other nonrecurring charges of $3.2 million ($2 million after tax) were primarily for the write-off of receivables due from a failed Asia/Pacific distributor.

In 1997, the Company recorded a restructuring charge of $1.6 million ($980,000 after tax) primarily related to employee severance and costs of plant closure. At December 31, 1998, no such costs remain to be paid.

NOTE 6:  INVENTORIES


December 31,                                                       1998             1997
-------------------------------------------------------------------------------------------
(in thousands)

Raw materials                                                   $ 23,662          $ 25,195

Work-in-process                                                   14,362            16,203

Finished goods                                                    67,955            75,794

Perishable tooling and supplies                                    4,321             4,365
-------------------------------------------------------------------------------------------
                                                                 110,300           121,557


Excess of current standard
  costs over LIFO costs                                           (6,450)          (10,297)

Other                                                             (3,969)           (3,920)
-------------------------------------------------------------------------------------------
                                                                 $99,881          $107,340
-------------------------------------------------------------------------------------------

NOTE 7:  PROPERTY, PLANT AND EQUIPMENT


December 31,                                                       1998             1997
-------------------------------------------------------------------------------------------
(in thousands)

Land and land improvements                                      $ 11,170          $ 10,115

Buildings                                                         67,075            61,228

Machinery and equipment                                          265,386           217,115

Construction in process                                           15,515             9,592
-------------------------------------------------------------------------------------------
                                                                 359,146           298,050

Accumulated depreciation                                        (163,010)         (146,117)
-------------------------------------------------------------------------------------------
                                                                $196,136          $151,933
-------------------------------------------------------------------------------------------


                                       44
                                  BELDEN INC.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


December 31,                                                       1998              1997
--------------------------------------------------------------------------------------------
(in thousands)

Trade accounts                                                  $ 46,418          $ 49,683

Payroll and related taxes                                          5,691             6,709
Employee stock purchase plan and
  employee benefit accruals                                        5,800             3,609

Restructuring costs                                                3,758               686

Payable for acquired businesses                                       --               250
Other (individual items less than
  5% of total current liabilities)                                14,515            13,782
--------------------------------------------------------------------------------------------
                                                                $ 76,182          $ 74,719
--------------------------------------------------------------------------------------------

NOTE 9: LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS


December 31,                                                       1998              1997
--------------------------------------------------------------------------------------------
(in thousands)

Variable-rate bank revolving
     Credit agreement, due 2001,
     Effective interest rate 3.90% at
     December 31, 1998                                          $ 69,810           $  9,000

Short-term borrowings to be
    refinanced, effective interest rate
    6.29% at December 31, 1998                                    18,040             40,047

Medium-term notes, face amount
     of $75,000 due from 2005
     through 2009, effective interest
     rate 6.92%                                                   75,000             75,000
--------------------------------------------------------------------------------------------
                                                                $162,850           $124,047
--------------------------------------------------------------------------------------------

The variable-rate bank revolving credit agreement (Credit Agreement) provides for an aggregate $200 million unsecured, multicurrency revolving credit facility expiring in November 2001. Loans under the Credit Agreement can be advanced by the banks either based on their commitments (committed loans) or their offers which have been accepted by the Company under a special bidding procedure (bid loans). Committed loans accrue interest at the option of the Company at LIBOR plus 0.235% to 0.500%, or the higher of the prime rate or the federal funds rate plus 0.500%. Bid loans accrue interest at prevailing interest rates. A facility fee of 0.090% to 0.250% per annum is charged on the aggregate $200 million credit. The facility includes certain covenants, including a maximum leverage ratio and maintaining a minimum net worth. The short-term borrowings relate to unsecured, uncommitted arrangements with five banks under which the Company may borrow up to $91 million at prevailing interest rates. At December 31, 1998 and 1997, these borrowings were reclassified to long-term debt, reflecting the Company's intention and ability to refinance the amounts during the next year through either continued short-term borrowings or utilizing the Credit Agreement.

In 1997, the Company completed a private placement of $75 million of unsecured medium-term notes. The notes bear interest at 6.92% and mature 12 years from closing with an average life of 10 years. The Note Purchase Agreement for the notes contains various customary affirmative and negative covenants and other provisions, including restrictions on the incurrence of debt, a maximum leverage ratio, and maintaining a minimum net worth.

Total interest paid during 1998, 1997, and 1996 was $7.6 million, $4.8 million, and $3.6 million, respectively.

NOTE 10:  RETIREMENT PLANS
Substantially all employees are covered by defined benefit or defined contribution pension plans maintained by the Company. The Company's defined benefit plans include a noncontributory cash balance plan for its domestic employees, a final pay pension plan and an early retirement plan for its Dutch employees and a defined benefit plan for its German employees, obtained with the acquisition of EIW. Annual contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or applicable local regulations.

Benefits provided to employees under defined contribution plans include cash contributions by the Company based on either hours worked by the employee or a percentage of the employee's compensation and under a 401(k) feature, a partial matching of employees' salary deferrals with Company common stock. Defined contribution expense for the years ended December 31, 1998, 1997 and 1996 was $6.3 million, $6 million, and $5.7 million, respectively.

                                       45
                                  BELDEN INC.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The Company sponsors an unfunded post-retirement benefit plan (medical and life insurance benefits) for employees who retired prior to 1989 (as well as certain other employees who were near retirement and elected to receive certain benefits). The net actuarial gain/loss in excess of a 10% corridor, the prior service cost and the transition asset or obligation are being amortized over the average remaining service period of active participants on a straightline basis.

The assets of the pension plans are maintained in various trusts and invested primarily in equity and fixed income securities and money market funds.

Included in the change in benefit obligation in 1998 is a special termination benefit provided as an incentive for employees to accept the provisions of a voluntary separation program offered to certain employee groups.

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over years ended December 31, 1998 and 1997, and a statement of the funded status as of December 31, 1998 and 1997:


                                                     PENSION BENEFITS                          OTHER BENEFITS
                                            -----------------------------------         ------------------------------
Years Ended December 31,                        1998                  1997                1998                1997
----------------------------------------------------------------------------------------------------------------------
(in thousands)
Change in benefit obligation:
Benefit obligation, beginning of year         $ (88,243)            $ (82,583)           $ 14,629            $ 13,436

Service cost                                     (3,928)               (3,465)                 50                  30

Interest cost                                    (5,671)               (5,274)                939                 827

Plan participants' contributions                    (87)                    0                  91                 104

Actuarial gain/(loss)                            (1,435)                  619               1,158               1,997

Special termination benefits                       (442)                 (196)                  0                   0

Acquisition                                      (2,526)                    0                   0                  43

Benefits paid                                     2,874                 2,656              (1,881)             (1,808)
----------------------------------------------------------------------------------------------------------------------
Benefit obligation, end of year               $ (99,458)            $ (88,243)           $ 14,986            $ 14,629
----------------------------------------------------------------------------------------------------------------------


                                                     PENSION BENEFITS                          OTHER BENEFITS
                                            -----------------------------------         ------------------------------
Years Ended December 31,                        1998                  1997                1998                1997
----------------------------------------------------------------------------------------------------------------------
(in thousands)

Change in plan assets:
Fair value of plan assets,  beginning of
year                                            $ 85,104              $ 71,390            $     0              $    0

Actual return on plan assets                      16,227                15,144                  0                   0

Employer contributions                               529                 1,188              1,790               1,704

Plan participant contributions                        87                   170                 91                 104

Expenses paid                                       (237)                 (132)                 0                   0

Benefits paid                                     (2,874)               (2,656)            (1,881)             (1,808)
----------------------------------------------------------------------------------------------------------------------
Fair value of plan assets, end of year          $ 98,836              $ 85,104            $     0              $    0
----------------------------------------------------------------------------------------------------------------------

Subsequent to December 31, 1998, the Company allowed for the voluntary transfer of assets in a Company sponsored non-contributory defined contribution plan covering domestic hourly employees into the Company's defined benefit pension plan. The amount of assets transferred was approximately $24,882.

                                       46
                                  BELDEN INC.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                     PENSION BENEFITS                          OTHER BENEFITS
                                            -----------------------------------         ------------------------------
December 31,                                    1998                  1997                1998                1997
----------------------------------------------------------------------------------------------------------------------
(in thousands)
Funded status:
   Funded status                              $    (622)              $(3,139)         $ (14,986)          $ (14,629)

   Unrecognized net actuarial (gain)/loss       (14,050)               (6,082)             2,639               1,603

   Unrecognized prior service cost                  (20)                  (21)            (2,400)             (3,000)

   Unrecognized net transition
      obligation/(asset)                           (223)                 (450)                 0                   0
----------------------------------------------------------------------------------------------------------------------
   Accrued benefit cost                       $ (14,915)              $(9,692)         $ (14,747)          $ (16,026)
----------------------------------------------------------------------------------------------------------------------

Certain of the pension plans had projected benefit obligations in excess of plan assets. The net unfunded status of these plans was $15,784 and $12,597 at December 31, 1998 and 1997 respectively. The table below shows the components of the net unfunded status of these plans:

                                                     PENSION BENEFITS                          OTHER BENEFITS
                                            -----------------------------------         ------------------------------
December 31,                                    1998                  1997                1998                1997
----------------------------------------------------------------------------------------------------------------------
(in thousands)
Funded status of plans with projected
benefit obligations in excess of plan
assets:
   Benefit obligation, end of year             $(48,517)             $(41,472)             N/A                 N/A

   Fair value of plan assets, end of year        32,733                28,875              N/A                 N/A
----------------------------------------------------------------------------------------------------------------------
   Net unfunded status                         $(15,784)             $(12,597)             N/A                 N/A
----------------------------------------------------------------------------------------------------------------------

Plans with assets in excess of projected benefit obligations had assets in excess of projected benefit obligations of $15,162 and $9,458 at December 31, 1998 and 1997 respectively.

Plans with accumulated benefit obligations in excess of plan assets had no plan assets at December 31, 1998 and 1997. The accumulated benefit obligation related to these plans was $6,702 and $3,528 at December 31, 1998 and 1997 respectively.

                                                     PENSION BENEFITS                          OTHER BENEFITS
                                            -----------------------------------         ------------------------------
December 31,                                    1998                  1997                1998                1997
----------------------------------------------------------------------------------------------------------------------
(in thousands)
Weighted-average assumptions:
   Discount rate                                6.3%                  6.5%               6.5%                6.8%
   Expected return of plan assets               8.7%                  8.7%                N/A                 N/A
   Rate of compensation increase                4.2%                  4.3%                N/A                 N/A

For measurement purposes, a 6.86% gross health care trend rate was used for benefits for 1999. Trend rates were to decrease gradually to 4% in 2003 and remain at this level beyond.

                                       47
                                  BELDEN INC.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in the assumed health care cost trend rates would have the following effects on 1998 expense and year-end liabilities:

                                                                                  1% Increase              1% Decrease
                                                                                  ------------------------------------
                                                                                             (in thousands)
Effect on total of service and interest cost components                               $ 55                   $ (49)
Effect on postretirement benefit obligation                                           $861                   $(774)


The following table provides the components of net periodic benefit costs for the plans for the years ended December 31, 1998 and 1997:


                                                      PENSION BENEFITS                         OTHER BENEFITS
                                            -------------------------------------     ----------------------------------
Years Ended December 31,                        1998          1997         1996         1998         1997         1996
------------------------------------------------------------------------------------------------------------------------
(in thousands)
Components of net periodic benefit cost:
   Service cost                               $ 3,928       $ 3,465      $ 3,404        $  50        $  30        $  34

   Interest cost                                5,671         5,274        5,134          939          827          870

   Expected return on plan assets              (6,556)       (7,180)      (6,338)           0            0            0

   Amortization of prior service cost              (1)           (1)           4         (600)        (600)        (600)

   Net (gain)/loss recognition                     18         1,690        1,104           52            0            0

   Transition (asset)/obligation recognition     (294)         (212)        (226)           0            0            0
------------------------------------------------------------------------------------------------------------------------
 Net periodic benefit cost                    $ 2,766       $ 3,036      $ 3,082        $ 441        $ 257        $ 304
------------------------------------------------------------------------------------------------------------------------

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

The effect of the retained 10% benefit upon the income tax provisions reflected in the accompanying income statements is to reduce these provisions for the years ended December 31, 1998, 1997 and 1996 by $922,000, $789,000 and $733,000,
respectively.

                                       48
                                  BELDEN INC.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Years Ended December 31,                                    1998              1997                 1996
------------------------------------------------------------------------------------------------------------------
(in thousands)
Income before income taxes:
    U.S. operations                                       $48,027            $90,662              $80,429

    Foreign operations                                      8,306              8,363               10,491
------------------------------------------------------------------------------------------------------------------
                                                          $56,333            $99,025              $90,920
------------------------------------------------------------------------------------------------------------------
Income Tax expense/(benefit):
    Currently payable:
       U.S. federal                                       $13,929            $26,548              $24,862

       U.S. state and local                                 2,894              5,892                5,895

       Foreign                                              5,223              2,282                1,729
------------------------------------------------------------------------------------------------------------------
                                                           22,046             34,722               32,486
    Deferred:
       U.S. federal                                       $ 1,577            $ 2,486              $ 1,075

       U.S. state and local                                   398                614                  267

       Foreign                                             (2,192)               550                1,858
------------------------------------------------------------------------------------------------------------------
                                                             (217)             3,650                3,200
------------------------------------------------------------------------------------------------------------------
                                                          $21,829            $38,372              $35,686
------------------------------------------------------------------------------------------------------------------
Total income taxes paid (*)                               $27,764            $30,470              $31,247
------------------------------------------------------------------------------------------------------------------

(*) Included in 1998, 1997, and 1996 taxes paid are $12,000, $11,600 and
    $11,400, respectively, paid to Cooper in accordance with the Tax Agreement.

-------------------------------------------------------------------------------------------------------------------
Effective tax rate reconciliation:
    U.S. federal statutory rate                             35.0%               35.0%                35.0%

    State and local income taxes                             3.8                 4.3                  4.4

    Other                                                     --                (0.5)                (0.2)
------------------------------------------------------------------------------------------------------------------
       Effective tax rate                                   38.8%               38.8%                39.2%
------------------------------------------------------------------------------------------------------------------



December 31,                                                                         1998                     1997
----------------------------------------------------------------------------------------------------------------------
(in thousands)
Components of deferred tax balances:
    Deferred tax liabilities:
       Plant, equipment and intangibles                                           $ (25,289)               $ (23,522)
    Deferred tax assets:
       Postretirement benefits                                                       10,856                   10,353

       Reserves and accruals                                                          6,695                    4,943

       Other                                                                            --                       271
----------------------------------------------------------------------------------------------------------------------
                                                                                     17,551                   15,567
----------------------------------------------------------------------------------------------------------------------
                                                                                  $  (7,738)              $  ( 7,955)
----------------------------------------------------------------------------------------------------------------------

Deferred income taxes have been established for differences in the basis of assets and liabilities for financial statement and tax reporting purposes as adjusted for the Tax Agreement with Cooper.

                                       49
                                  BELDEN INC.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12:  STOCK COMPENSATION PLANS
The Company has two forms of stock compensation plans, the Long-term Incentive Plan ("Incentive Plan") and the Employee Stock Purchase Plan ("Stock Purchase Plan"). Under the Incentive Plan, certain employees of the Company are eligible to receive awards in the form of stock options, stock appreciation rights, restricted stock grants and performance shares. An aggregate of 2.6 million shares is reserved for issuance under the Incentive Plan. As of December 31, 1998, 2.3 million stock options have been granted with terms ranging from five to ten years, vesting in equal amounts on each of the first three anniversaries of the grant date. Under the Stock Purchase Plan, all full-time U.S., Canadian, and effective with the 1997 offering, Dutch employees receive an option to purchase common stock at the lesser of 85% of the fair market value on the offering date or 100% of the fair market value on the exercise date.

With respect to the 1995 offering of the Stock Purchase Plan, on December 8, 1997, the Company sold 163,170 shares to 1,054 employees at $20.94 per share using existing treasury shares. With respect to the 1997 offering, at December 31, 1998, 677 participating employees had options to acquire up to 73,318 shares of common stock at the lesser of $32.06 per share or the market price on the exercise date of December 6, 1999. An aggregate of 858,256 shares of common stock is currently reserved for issuance under the Stock Purchase Plan.

The Company accounts for stock options under Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" and has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the stock compensation plans. The effect of applying SFAS 123's fair value method to the Company's stock compensation plan results in net income and earnings per share that are not materially different from amounts reported.

The following table summarizes the Company's stock option activity and related information for the years ended December 31, 1998, 1997, and 1996:


Years Ended December 31,                   1998                              1997                             1996
------------------------------------------------------------------------------------------------------------------------------
                                                    Weighted                        Weighted                         Weighted
                                                    Average                         Average                          Average
                                                    Exercise                        Exercise                         Exercise
                                  Options            Price          Options          Price            Options         Price
------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning
  of year                           706,536          $25.73          738,247         $ 23.51          484,107        $ 16.84
Granted                           1,288,500           28.64           88,000           34.94          347,000          30.74
Exercised                          (116,789)          18.49         (100,551)          17.85          (80,474)         15.40
Canceled                           (134,553)          29.24          (19,160)          23.87          (12,386)         18.13
------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year        1,743,694          $28.08          706,536         $ 25.73          738,247        $ 23.51
------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year          369,365          $26.00          375,702         $ 20.66          297,747        $ 16.49
------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about fixed stock options outstanding at December 31, 1998:


                                            OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
-----------------------------------------------------------------------------------------------------------------------
                                           Weighted Average            Weighted                                Weighted
  Range of                                     Remaining                Average                                Average
  Exercise                                 Contractual Life            Exercise                                Exercise
   Prices                  Options                                       Price                Options           Price
-----------------------------------------------------------------------------------------------------------------------
$16 to $19                    756,262             8.1 years             $ 17.19               138,762          $ 18.29
  21 to 24                     18,668             1.2                     21.81                18,668            21.81
  29 to 31                    270,564             7.2                     30.74               177,395            30.73
  31 to 36                     83,200             8.2                     34.92                31,540            34.49
  39 to 42                    615,000             9.2                     39.59                 3,000            39.53
-----------------------------------------------------------------------------------------------------------------------
$16 to $42                  1,743,964             8.3 years             $ 28.09               369,365          $ 26.00
-----------------------------------------------------------------------------------------------------------------------

                                       50
                                  BELDEN INC.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13:  STOCKHOLDER RIGHTS PLAN
Under the Company's Stockholder Rights Plan, each share of common stock generally has "attached" to it one preferred share purchase right. Each right, when exercisable, entitles the holder to purchase 1/100th of a share of the Company's Series A Junior Participating Preferred Stock at a purchase price of $100. Each 1/100th of a share of Series A Junior Participating Preferred Stock will be substantially equivalent to one share of common stock and will be entitled to one vote, voting together with the shares of common stock. The rights will become exercisable only if, without the prior approval of the Board of Directors, a person or group of persons acquires or announces the intention to acquire 15% or more of the common stock. If the Company is acquired through a merger or other business combination transaction, each right will entitle the holder to purchase $200 worth of the surviving company's common stock for $100 (subject to adjustment). In addition, if a person or group of persons acquires 15% or more of the common stock, each right not owned by the 15% or greater shareholder would permit the holder to purchase $200 worth of common stock for $100 (subject to adjustment). The rights are redeemable, at the option of the Company, at $.01 per right at any time until ten business days after a person or group of persons acquires 15% or more of the common stock. The rights expire on July 18, 2005.

NOTE 14:  COMMITMENTS
At December 31, 1998, the Company was not a party to any foreign currency exchange contracts. At December 31, 1998, the Company was committed to purchase approximately 10.7 million pounds of copper, a two to three months supply of the Company's anticipated U.S. requirements, at an aggregate cost of $8.1 million. At December 31, 1998, there were unrealized losses of $751,000 on these contracts, which will be realized as an adjustment to cost of sales when the future sales that are being hedged occur. The contracts mature as follows:


                                                                      1999 (by quarter)
                                                  ------------------------------------------------------
                                                         1             2            3              4     Thereafter
-------------------------------------------------------------------------------------------------------------------
(in thousands)
Commitments as of December 31, 1998                  $ 2,588       $ 2,078       $ 2,595       $  597       $  196


NOTE 15:  LEASES
Rental expense for operating leases primarily for office space and machinery and equipment was $4.5 million, $4.6 million, and $4 million in 1998, 1997, and 1996, respectively.

Minimum annual lease payments for noncancellable operating leases in effect at December 31, 1998 are as follows:

(in thousands)
1999                                                              $ 4,251
2000                                                                2,531
2001                                                                1,282
2002                                                                  814
2003                                                                  385
Thereafter                                                             59
--------------------------------------------------------------------------
                                                                  $ 9,322
--------------------------------------------------------------------------

NOTE 16:  CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Concentrations of Credit Risk
Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and markets into which the Company's products are sold, as well as their dispersion across many different geographic areas. As a result, at December 31, 1998 and 1997, the Company did not consider itself to have any significant concentrations of credit risk except for receivables from several operating units of its largest customer of $ 13.7 million and $19 million, respectively.

                                       51
                                  BELDEN INC.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Fair Value of Financial Instruments
The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, and debt instruments. At December 31, 1998 and 1997, the book values of cash and cash equivalents, trade receivables, trade payables and debt instruments, excluding the medium-term notes, are considered representative of their respective fair values. The book value of the medium-term notes at December 31, 1998, was $75 million. The fair value of the medium-term notes at December 31, 1998, was approximately $73 million estimated on a discounted cash flow basis using current obtainable rates for similar financing.

NOTE 17: INDUSTRY SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

The Company's operations are conducted within two business segments; one which designs, manufactures, and markets wire and cable for the electronics and electrical markets, and one which designs, manufactures, and markets cord products for the power cord market.

The Electronics and Electrical segment includes products used for the transmission of data, audio, video, and electrical signals. These products are sold primarily through distributors.

The Cord Products segment includes products designed for the purpose of power transmission for appliances, power tools, floor care products, computers, printers and peripherals, and other power supply requirements. These products are sold primarily directly to original equipment manufacturers.

The Company evaluates performance and allocated resources based on operating profits before interest and income taxes.

Operating profits of the two principal businesses include all the ongoing costs of operations. Allocations to or from these businesses are immaterial. With the exception of certain unallocated tax assets, substantially all the business assets are the owned assets of each of the business segments. Segment information below the quantitative threshold is attributable to Corporate headquarters. Sales to a major customer were $122.1 million or 17% in 1998 and $119.3 million or 16% in 1997 and $117.6 million or 17% in 1996. Product is sold to this customer by both segments of the business.

Business segment information


                                          ELECTRONICS &      CORD         CORPORATE &
1998                                      ELECTRICAL       PRODUCTS       ELIMINATIONS        CONSOLIDATED
-------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)
REVENUES                                  $ 665,710        $ 59,477        $ (1,562)           $ 723,625

DEPRECIATION &
  AMORTIZATION                               21,629           2,660              58               24,347

NONRECURRING ITEMS                            8,205           1,516             879               10,600

OPERATING PROFIT/(LOSS)                      71,112          (1,731)         (5,310)              64,071

INTEREST EXPENSE                                  -               -           7,738                7,738

EARNINGS BEFORE TAX                          71,112          (1,731)        (13,048)              56,333

IDENTIFIABLE ASSETS                         461,359          38,772           5,900              506,031

ACQUISITION OF PROPERTY,
  PLANT & EQUIPMENT                          64,403*            972               -               65,375



* Includes $24,531 for acquired property, plant & equipment related to the Olex and EIW acquisitions.

                                       52
                                  BELDEN INC.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                        Electronics &      Cord             Corporate &
 1997                                   Electrical       Products           Eliminations         Consolidated
-------------------------------------------------------------------------------------------------------------
(in thousands)

Revenues                                 $ 680,603       $ 70,309             $ (3,705)            $ 747,207

Depreciation &
  amortization                              17,400          2,366                   50                19,816

Nonrecurring items                           1,600              -                     -                1,600

Operating profit                           101,582          1,674               (3,273)              105,983

Interest expense                                 -              -                6,958                 6,958

Earnings before tax                        107,582          1,674             ( 10,231)               99,025

Identifiable assets                        425,636         43,663                5,830               475,129
Acquisition of property,
  plant & equipment                         37,263*         2,517                    -                39,780

*Includes $11,055 for acquired property, plant & equipment related to the acquisitions of Alpha and Cowen Cable.


                                        Electronics &      Cord             Corporate &
 1996                                   Electrical       Products           Eliminations         Consolidated
-------------------------------------------------------------------------------------------------------------
(in thousands)

Revenues                                  $612,332        $81,144             $(26,051)             $667,425
Depreciation &
  amortization                              15,590          1,951                   45                17,586

Operating profit                            93,409          3,113               (2,105)               94,417

Interest expense                                 -              -                3,497                 3,497

Earnings before tax                         93,409          3,113               (5,602)               90,920

Identifiable assets                        322,005         43,259                6,381               371,645
Acquisition of property,                                                             -
  plant & equipment                         25,937*         3,077                                     29,014

* Includes $2,914 for acquired property, plant & equipment related to the acquisitions of ICI.

The following table identifies by country revenues based on the location of the customer and property, plant and equipment based on physical location by country.

GEOGRAPHIC INFORMATION


                                       1998                                 1997                                1996
-----------------------------------------------------------------------------------------------------------------------------------
                                      PERCENT    PROPERTY,                  Percent   Property,                 Percent   Property,
                                        OF        PLANT &                     of       Plant &                    of       Plant &
COUNTRY & REGION           REVENUES   REVENUE    EQUIPMENT      Revenues    Revenue   Equipment     Revenues    Revenue   Equipment
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands)

UNITED STATES               $491,713      68%     $115,675     $ 504,037       68%    $ 96,853      $424,564       64%    $ 90,694

CANADA                        40,230       6%       13,372        47,145        6%      13,325        44,053        6%      12,107
-----------------------------------------------------------------------------------------------------------------------------------
   TOTAL US & CANADA         531,943      74%      129,047       551,182       74%     110,178       468,617       70%     102,801

THE NETHERLANDS               17,822       2%       28,660        20,219        3%      39,512        33,596        5%      47,456
REST OF EUROPE               100,965      14%       23,294       103,875       14%          35        90,919       14%           6
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL EUROPE                 118,787      16%       51,954       124,094       17%      39,547       124,515       19%      47,462

ASIA/PACIFIC                  45,477       6%       13,130        46,825        6%          79        49,133        7%          63

LATIN AMERICA                 20,944       3%        2,005        20,274        3%       2,129        21,400        3%       1,608

OTHER                          6,474       1%            -         4,832        -            -         3,760        1%           -
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                       $723,625     100%     $196,136     $ 747,207      100%    $151,933      $667,425      100%    $151,934
-----------------------------------------------------------------------------------------------------------------------------------

                                       53
                                  BELDEN INC.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 18: QUARTERLY OPERATING RESULTS (UNAUDITED)

                                                                       1998 (BY QUARTER)
                                          -----------------------------------------------------------------------
                                                     1                 2                    3               4
-----------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
REVENUES                                          $190,434          $196,291          $164,284          $172,616
GROSS PROFIT                                        49,650            51,371            33,559            34,921
OPERATING EARNINGS                                  27,014            26,754             6,143             4,160
NET INCOME                                          15,468            15,155             2,525             1,356
BASIC EARNINGS PER SHARE                          $   0.59          $   0.58          $   0.10          $   0.06
DILUTED EARNINGS PER SHARE                        $   0.59          $   0.58          $   0.10          $   0.06

In 1998, the Company recorded certain nonrecurring charges in both the third quarter and the fourth quarter. Operating earnings and net income before nonrecurring items for the third quarter of 1998 would be $9,908 and $4,831 respectively. Operating earnings and net income before nonrecurring items for the fourth quarter of 1998 would be $10,995 and $5,542 respectively.


                                                                    1997 (by quarter)
                                          -----------------------------------------------------------------------
                                                   1                 2                    3               4
-----------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Revenues                                        $175,974          $192,597          $183,693          $194,943
Gross profit                                      46,058            48,837            47,522            54,892
Operating earnings                                24,499            25,643            25,068            30,773
Net income                                        13,885            14,440            14,503            17,825
Basic earnings per share                        $   0.53          $   0.55          $   0.56          $   0.68
Diluted earnings per share                      $   0.53          $   0.55          $   0.55          $   0.68

In 1997, the Company recorded certain restructuring charges during the third quarter. Operating earnings and net income before these charges would be $26,668 and $15,483 respectively.

NOTE 19: CONTINGENT LIABILITIES

Various claims are asserted against the Company in the ordinary course of business including those pertaining to income tax examinations, product liability and patent matters. Based on facts currently available, management believes that the disposition of the claims that are pending or asserted will not have a materially adverse effect on the financial position of the Company.

                                       54
                                  BELDEN INC.

STOCKHOLDER INFORMATION

CORPORATE OFFICE
   Belden Inc.
   7701 Forsyth Boulevard
   Suite 800
   St. Louis, Missouri 63105
   (314) 854-8000

INVESTOR RELATIONS CONTACT
   Richard K. Reece
   Vice President, Finance, Treasurer
   and Chief Financial Officer
   7701 Forsyth Boulevard
   Suite 800
   St. Louis, MO 63105
   (314) 854-8054

ANNUAL MEETING
   11:00 a.m.
   May 6, 1999
   St. Louis Club
   7701 Forsyth Boulevard
   St. Louis, Missouri 63105

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


COMMON STOCK PRICES AND DIVIDENDS


                                             1998 (by quarter)
                              ----------------------------------------------
                                1            2             3           4
----------------------------------------------------------------------------
Dividends per common share    $.05         $.05          $.05         $.05

Common stock prices:
           High               42 1/4       43 7/8        33 1/8       21 3/16
           Low                33 9/16      29 7/8        13 1/8       11 1/4


                                              1997 (by quarter)
                              ----------------------------------------------
                                1            2             3           4
----------------------------------------------------------------------------
Dividends per common share    $.05         $.05          $.05         $.05

Common stock prices:
           High               39 7/8       38 1/8        39 13/16     38 3/4
           Low                34 3/4       30 5/8        33 3/4       32
