Form 10-K, Exhibit 13
period 2000-12-31
BELDEN INC
filed 2001-03-27
CIK 910134

SELECTED FINANCIAL DATA
(in thousands, except per share amounts and number of employees)

                                                    2000       1999       1998        1997       1996
------------------------------------------------------------------------------------------------------------

Income statement data:
  Revenues                                        $ 1,135,336  $ 818,614  $ 664,148  $ 676,898   $ 586,731

  Operating earnings                                  103,985     79,890     65,802    104,309      91,303

  Income from continuing operations                    52,843     40,991     35,927     60,024      53,589

  Diluted earnings per share from continuing
   operations                                            2.14       1.68       1.40       2.28        2.04
------------------------------------------------------------------------------------------------------------

Balance sheet data:
  Total assets                                    $   795,768  $ 712,464  $ 500,472  $ 475,129   $ 371,645

  Long-term debt                                      272,630    283,817    162,850    124,047      71,630

  Other long-term obligations                          88,246     61,334     44,155     39,051      37,573

  Stockholders' equity                                287,669    247,527    219,667    228,954     179,707
------------------------------------------------------------------------------------------------------------

Other data:
  Average number of employees                           5,800      4,500      3,400      3,300       3,000

  Dividends per common share                      $       .20  $     .20  $     .20  $     .20   $     .20
------------------------------------------------------------------------------------------------------------



                                                     Page 21 Belden Inc. AR 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis, as well as the accompanying Consolidated Financial Statements and related footnotes, will aid in the understanding of the Company's results of operations as well as its financial position, cash flows, indebtedness and other key financial information. The following discussion may contain forward-looking statements. In connection therewith, please see the cautionary statements contained herein, which identify important factors that could cause actual results to differ materially from those in the forward-looking statements.

CONSOLIDATED OPERATING RESULTS
The following table sets forth information comparing 2000 consolidated operating results with 1999 and 1998.


                                               -----------------------------------------
Years Ended December 31,                              2000          1999        1998
----------------------------------------------------------------------------------------
(In thousands)
Revenues                                          $ 1,135,336    $ 818,614   $ 664,148
Gross profit                                          231,587      179,632     162,800
Operating earnings                                    103,985       79,890      65,802
Interest expense                                       20,107       14,042       7,145
Income from continuing operations before taxes         83,878       65,848      58,657
Income from continuing operations                      52,843       40,991      35,927
Net income                                             52,843       35,930      34,504
----------------------------------------------------------------------------------------



BUSINESS SEGMENTS
The Company conducts its operations through two business segments--the Electronics segment and the Communications segment. The Electronics segment designs, manufactures and markets metallic and fiber optic wire and cable products with communications, entertainment, industrial, and networking applications. These products are sold chiefly through distribution. The Communications segment designs, manufactures, and markets metallic cable products primarily with communications and networking applications. These products are sold chiefly to Local Exchange Carriers (LECs).

The following table sets forth information comparing 2000 Electronics segment operating results with 1999 and 1998.


                                      ----------------------------------------
Years Ended December 31,                  2000          1999         1998
------------------------------------------------------------------------------
(In thousands)
Revenues                                 $ 790,396     $ 695,316    $ 664,148
Operating earnings                          97,410        79,651       69,594
  As a percent of revenues                    12.3%         11.5%        10.5%
------------------------------------------------------------------------------


The Communications segment was created with the acquisition of CSI (see below). The following table sets forth information comparing 2000 Communications segment operating results with 1999.


                                          -------------------------------
Years Ended December 31,                      2000           1999
-------------------------------------------------------------------------
(In thousands)
Revenues                                     $ 379,936      $ 132,103
Operating earnings                              16,683          4,673
  As a percent of revenues                         4.4%           3.5%
-------------------------------------------------------------------------



                                                     Page 22 Belden Inc. AR 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ACQUISITIONS
During 2000, 1999, and 1998, Belden acquired the entities described below. Each of these acquisitions was accounted for under the purchase method of accounting. Operating results of each acquisition are included in the Company's consolidated results since its respective acquisition date and may affect comparability of the results of continuing operations between years.

On April 3, 2000, Belden purchased certain assets and assumed certain liabilities of the metallic communications cable operations of Corning Communications Limited in Manchester, United Kingdom (Manchester). Manchester manufactures and markets metallic cable products primarily for the British communications market. Operating results for Manchester have been included in the results of continuing operations for the Communications segment since the acquisition date.

On October 25, 1999, the Company purchased Dorfler Kabelwerk GmbH (Dorfler) in Klosterneuberg, Austria, and Duna Kabel Kft. (Duna) in Budapest, Hungary. Dorfler and Duna manufacture and market copper communication and specialty electronics cables for the communications and industrial markets. Operating results for Dorfler and Duna have been included in the results of continuing operations for the Electronics segment since the acquisition date.

On June 28, 1999, Belden acquired all of the outstanding shares of Cable Systems Holding Company and its subsidiary Cables Systems International Inc. (CSI) in Phoenix, Arizona. CSI manufactures and markets copper cable products used mainly for communications applications in the United States. Operating results for CSI have been included in the results of continuing operations for the Communications segment since the acquisition date.

On November 30, 1998, the Company acquired ABB Elektro-Isolierwerke GmbH (EIW) in Villingen, Germany. EIW designs, manufactures and markets cable products serving chiefly the industrial market. Operating results for EIW have been included in the results of continuing operations for the Electronics segment since the acquisition date.

On February 28, 1998, Belden purchased substantially all of the assets of the Olex communication cable operations (Olex) of Pacific Dunlop Limited near Melbourne, Australia. Olex designs, manufactures and markets metallic and fiber optic cables serving primarily the communications and networking markets. Operating results for Olex have been included in the results of continuing operations for the Electronics segment since the acquisition date.

RESULTS OF OPERATIONS--
2000 COMPARED WITH 1999
Revenues
Revenues increased 38.7% to $1,135.3 million in the year ended December 31, 2000 from $818.6 million in the year ended December 31, 1999. Revenue growth came from a variety of sources.

Approximately two-thirds of the year-over-year revenue growth stemmed from the impact of acquisitions. The inclusion for the full year of CSI, Dorfler and Duna, all acquired in 1999, contributed approximately 16.8% of this increase. The acquisition of Manchester in 2000 contributed approximately 8.3% of the year-over-year growth.

The Company also experienced strong volume growth on its plastic insulated cable, high-performance communications, broadband, data networking, specialty electronics and broadcast products. Approximately 14.7% of the year-over-year revenue growth resulted from these volume gains.

- The Company improved its market position for plastic insulated cable products through new business and increased demand. This increase primarily represented incremental contract business awarded by an LEC in the U.S. during the year.

- There was also increased demand for high-performance communications products such as mini-coaxial cable, single-mode fiber optic cable, and communications multiconductor cable primarily in the Americas and Europe and broadband coaxial products in all geographic markets. The Company expects to show gains relative to the market on these products in 2001 as our communications customers focus their attention on generating subscriber revenues to provide a payback on previous investments made in central office switching equipment and other active components.

- The Company experienced strong demand for its data networking products. The increasing need for bandwidth in computer networks, Internet service and other computer applications continues to drive demand for the Company's higher-performance, higher-margin networking products. The Company has positioned its


                                                     Page 23 Belden Inc. AR 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     networking product offering to take advantage of this continuing trend toward high-performance products.

- There was strong demand for the Company's specialty electronics products with industrial applications. Improved sales volume for these products resulted from several product, end-use market and channel initiatives as well as penetration into the automotive industrial market with factory floor automation products marketed under the Alpha(R) brand name.

- The Company also experienced growth in demand for its broadcast products in all geographic markets. This growth reflected the increasing demand for broadcast products to support the ongoing conversion by broadcasters from analog-signal technology to digital-signal technology as well as specialized coaxial products for microwave, direct broadcast satellite and certain wireless applications. This growth also reflected several large projects for which the Company supplied broadcast products in 2000--the Sydney Olympic Games and the Republican and Democratic National Conventions. The FCC-mandated conversion to digital-signal technology, scheduled to be completed by 2006, is still in the early stages and broadcasters are taking a measured approach to the transition. This should continue to drive demand for the Company's broadcast products for several years. Offsetting these volume increases was a decrease in revenues due to the Company's planned exit of the molded cable assemblies business in early 2000.

The Company experienced some strengthening in price on its specialty electronics, broadcast and entertainment products. Approximately 2.6% of the year-over-year increase in revenues resulted from pricing actions on these products and the impact of higher average copper prices. These increases were partially offset by lower prices for plastic insulated cable products.

Offsetting the positive impact that acquisitions, volume and pricing had on year-over-year revenue comparisons was unfavorable foreign currency translation on European revenues. The decline of the euro from an average exchange value of approximately $1.07 in 1999 to $0.92 in 2000 accounted for an approximate 2.7% decline in year-over-year revenues.

Costs, Expenses and Earnings
The following table sets forth information comparing the 2000 components of earnings with 1999.

---------------------------------------------------------------------------------------------
                                                                                 % Increase
                                                                              2000 Compared
Years Ended December 31,                          2000           1999             with 1999
---------------------------------------------------------------------------------------------
(in thousands, except % data)
Gross profit                                       $231,587       $179,632            28.9%
As a percent of revenues                               20.4%          21.9%
Operating earnings                                 $103,985       $ 79,890            30.2%
As a percent of revenues                                9.2%           9.8%
Income from continuing operations before taxes
                                                   $ 83,878       $ 65,848            27.4%
As a percent of revenues                                7.4%           8.0%
Income from continuing operations                  $ 52,843       $ 40,991            28.9%
As a percent of revenues                                4.7%           5.0%
---------------------------------------------------------------------------------------------

Gross profit increased 28.9% to $231.6 million in the year ended December 31, 2000 from $179.6 million in the year ended December 31, 1999 due primarily to higher revenues and secondarily to improved profitability within the Electronics segment. This improvement represents the positive pricing actions taken on certain specialty electronics, broadcast and entertainment product lines during the year, the impact of material cost reductions in the Americas, the impact of lower overhead costs associated with prior-year plant consolidations and a continuing mix shift toward higher-bandwidth, higher-margin products. Gross profit as a percent of revenues declined by 1.5 percentage points from the prior year as the improved profitability in the Electronics segment was offset by the full-year impact of the Company's currently lower-margin Communications segment.


                                                     Page 24 Belden Inc. AR 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating earnings increased 30.2% to $104.0 million in the year ended December 31, 2000 from $79.9 million in the year ended December 31, 1999 due primarily to higher gross profit. Also contributing to this increase was an improvement in selling, general and administrative expenses to 11.2% of revenues in 2000 from 12.2% of revenues in 1999. This improvement reflects the favorable leveraging of such costs despite increased employee benefits costs and an increase in bad debt expense related to a failed North American distributor. Operating earnings as a percent of revenues declined by 0.6 percentage points from the prior year due to the impact of the Company's currently lower-margin Communications segment.

Income from continuing operations before taxes increased 27.4% to $83.9 million in the year ended December 31, 2000 from $65.8 million in the year ended December 31, 1999 due chiefly to higher operating earnings. The higher operating earnings were partially offset by increased interest expense. Interest expense increased 43.2% to $20.1 million in 2000 from $14.0 million in 1999 due to greater borrowings at marginally higher interest rates. The increase in borrowings required for the acquisitions of CSI, Dorfler, Duna and Manchester was somewhat mitigated by cash flow from operations. Average debt outstanding during 2000 and 1999 was $302 million and $229 million, respectively. The Company's average interest rate was 6.8% in 2000 compared to 6.4% in 1999.

The Company's effective tax rate was 37.0% and 37.8% in 2000 and 1999, respectively. The year-over-year decrease is the result of various tax-saving strategies implemented during the year.

Electronics Segment
Revenues increased 13.7% to $790.4 million for the year ended December 31, 2000 from $695.3 million for the year ended December 31, 1999. Approximately 2.7% of this increases came from the inclusion for the full year of Dorfler and Duna, both acquired in 1999. The remaining 11.0% reflects strong organic growth across all of the segment's served markets. Broadband CATV, wireless coaxial, and high-bandwidth fiber optic products drove increases in revenues from products with communications applications. Broadcast applications to support the conversion from analog-signal to digital-signal technology led growth in the entertainment market. Strong demand from the semiconductor industry and from factory floor automation projects accounted for increased revenues from products with industrial applications. The growth in demand for high-performance data cables fueled increases in revenues from products with networking applications. The unfavorable impact of foreign currency translation partially offset the impact of increased demand for the segment's products.

A North American distributor that purchased product from the Company sought insolvency protection late in the year. The Company has reserved in its financial statements the amount it anticipates will be uncollected for prior sales made to the distributor and it is actively engaged in offsetting the impact the insolvency may have on its 2001 sales. There can be no assurance that the Company will be able to replace entirely the planned sales to be made to the distributor in 2001, but the Company is using its best efforts to do so through its extensive distributor network.

Operating earnings increased 22.3% to $97.4 million for the year ended December 31, 2000 from $79.7 million for the year ended December 31, 1999. As a percent of revenues, they increased to 12.3% from 11.5%. These results reflected the effects of the continuing shift toward higher-margin, high-bandwidth products, a somewhat more favorable pricing environment and a favorable leveraging of production period costs.

Communications Segment
The segment recorded revenues of $379.9 million for the year ended December 31, 2000, an increase from 1999 revenues of $132.1 million. The majority of this increase stemmed from the inclusion for the full year of CSI, acquired in 1999, and for a portion of the year of Manchester, acquired in 2000. The increase also reflected the impact of the Company's success in securing additional business during the year in its U.S. operations.

Operating earnings increased 357.0% to $16.7 million for the year ended December 31, 2000 from $4.7 million for the year ended December 31, 1999. Operating earnings as a percent of revenues increased to 4.4% in 2000 from 3.5% in 1999. These results reflected the positive impact of material cost reduction initiatives as well as reductions in selling, general and administrative spending partially offset by new employee training costs incurred to meet the production requirements of the additional business acquired during the year and lower prices for plastic insulated cable products related to the LEC contract award.




                                                     Page 25 Belden Inc. AR 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS--
1999 COMPARED WITH 1998
Revenues
Revenues increased 23.3% to $818.6 million in the year ended December 31, 1999 from $664.1 million in the year ended December 31, 1998. Revenue growth came from several sources.

The vast majority of year-over-year revenue growth stemmed from the impact of acquisitions. The inclusion for the full year of Olex and EIW, both acquired in 1998, contributed approximately 5.4% of this increase. The acquisitions of CSI, Dorfler and Duna in 1999 contributed approximately 19.3% of the year-over-year growth.

The Company experienced strong volume growth on its specialty electronics products that was largely offset by lower demand for its data networking and broadcast products. Demand for high-performance communications and broadband products was relatively unchanged year over year. Approximately 3.0% of the year-over-year revenue growth resulted from these net volume gains.

- The Company experienced strong demand for its interconnect, low voltage signal and New Generation(R) products during the year. Improved sales volume for these products in the Americas reflected a shift away from the production of lower-margin electrical products to these higher-margin specialty electronics offerings in the Company's Canadian facility.

- Revenues declined from 1998 levels due to weak demand for the Company's data networking products. This decrease in revenues reflected the decisions of certain major distributors to reduce inventory levels in the distribution channel in late 1998 and early 1999. These distributors had purchased excessive amounts of inventory in early 1998 in anticipation of a key raw material shortage during 1998 that would hinder production of certain data networking products. The raw material shortage did not occur, and the data networking products were readily available throughout the year.

- Weak demand for television monitor deflection coils manufactured in Europe was only somewhat mitigated by stronger demand for broadcast products used in stadium construction and analog-to-digital conversion projects in the Americas.

Weakening prices on the Company's products accounted for an approximate 3.7% decline in year-over-year revenues. This decline in average prices for the Company's products can be largely attributed to lower average copper prices and increased competition on data networking products.

Also offsetting the positive impact that acquisitions and volume had on year-over-year revenue comparisons was unfavorable foreign currency translation on European revenues. The decline of the Netherlands guilder from an average exchange value of $0.50 in 1998 to $0.48 in 1999 accounted for an approximate 0.7% decline in year-over-year revenues.

Costs, Expenses and Earnings
The following table sets forth information comparing the 1999 components of earnings with 1998.

--------------------------------------------------------------------------------------------
                                                                                % Increase
                                                                             1999 Compared
Years Ended December 31,                              1999       1998            with 1998
--------------------------------------------------------------------------------------------
(in thousands, except % data)
Gross profit                                         $179,632    $162,800               10.3%
As a percent of revenues                                 21.9%       24.5%
Operating earnings                                   $ 79,890    $ 65,802               21.4%
As a percent of revenues                                  9.8%        9.9%
Income from continuing operations before taxes       $ 65,848    $ 58,657 f             12.3%
As a percent of revenues                                  8.0%        8.8%
Income from continuing operations                    $ 40,991    $ 35,927              14.1%
As a percent of revenues                                  5.0%        5.4%
--------------------------------------------------------------------------------------------



                                                     Page 26 Belden Inc. AR 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross profit increased 10.3% to $179.6 million in the year ended December 31, 1999 from $162.8 million in the year ended December 31, 1998 due primarily to higher revenues. Gross profit as a percent of revenues declined by 2.6 percentage points from the prior year due to the unfavorable pricing on data networking products, the unfavorable impact of currency translation on U.S. dollar-denominated materials in Europe and Asia/Pacific and the impact of the Company's currently lower-margin Communications segment.

Operating earnings increased 21.4% to $79.9 million in the year ended December 31, 1999 from $65.8 million in the year ended December 31, 1998 due primarily to higher gross profit. Also contributing to this increase was an improvement in selling, general and administrative expenses to 12.2% of revenues in 1999 from 13.2% of revenues in 1999. This improvement was primarily due to cost reduction programs in the Electronics segment as well as the creation of the Communications segment. The Communications segment has a much lower selling, general and administrative cost base as a percent of revenues than the other business segment of the Company. Operating earnings in 1999 also compare favorably to 1998 due to nonrecurring charges recorded in 1998 totaling $9.1 million for employee separation, discontinued product lines and costs related to a failed Asia/Pacific distributor.

Income from continuing operations before taxes increased 12.3% to $65.8 million in the year ended December 31, 1999 from $58.7 million in the year ended December 31, 1998 due chiefly to higher operating earnings. The higher operating earnings were partially offset by increased interest expense. Interest expense increased 96.5% to $14.0 million in 1999 from $7.1 million in 1998 due to greater borrowings at marginally higher interest rates. The increase in borrowings required for the acquisitions of Olex, EIW, CSI, Dorfler and Duna was somewhat mitigated by cash flow from operations. Average debt outstanding during 1999 and 1998 was $229 million and $146 million, respectively. The Company's average interest rate was 6.4% in 1999 compared to 6.1% in 1998.

The Company's effective tax rate was 37.8% and 38.8% in 1999 and 1998, respectively. The year-over-year decrease is the result of various tax-saving strategies implemented during the year.

Electronics Segment
The segment recorded revenues of $695.3 million for the year ended December 31, 1999, a 4.7% increase from 1998 revenues of $664.1 million. Essentially all of the year-over-year revenue growth stemmed from the impact of acquisitions. The inclusion for the full year of Olex and EIW, both acquired in 1998, contributed approximately 5.4% of this increase. The acquisition of Dorfler and Duna in 1999 contributed 0.7% of the year-over-year growth. These increases were offset by an approximate 0.7% decline in revenues generated by existing operations. A shift away from the production of lower-margin electrical products to higher-margin specialty electronics offerings accounted for increased revenues from products with industrial applications. Demand for networking products weakened as certain distributors worked down excessive inventories. Weak demand for television monitor deflection coils in Europe was only partially offset by stronger demand for broadcast products in the Americas.

Operating earnings increased 14.5% to $79.7 million in for the year ended December 31, 1999 from $69.6 million for the year ended December 31, 1998. Operating earnings as a percent of revenues increased to 11.5% from 10.5%. These results reflect the effects of improved selling, general and administrative expenses.

FINANCIAL CONDITION
Liquidity and Capital Resources
The Company has a $200 million Credit Agreement with a group of 7 banks. The Credit Agreement is unsecured and expires in November 2001. At December 31, 2000, the Company had no borrowings outstanding under the Credit Agreement. In addition, as of December 31, 2000, the Company had unsecured, uncommitted arrangements with 7 banks under which it may borrow up to $98 million at prevailing interest rates. At December 31, 2000, the Company had $73 million outstanding under these arrangements.


                                                     Page 27 Belden Inc. AR 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company also had privately-placed debt of $200 million outstanding at December 31, 2000. Details regarding maturities and interests rates are shown below.

Note Series                        Principal Balance     Maturity Date       Interest Rate
------------------------------------------------------------------------------------------
Senior Notes, Series 1997-A             $75,000,000       08/11/2009*            6.92%
Senior Notes, Series 1999-A              64,000,000       09/01/2004             7.60%
Senior Notes, Series 1999-B              44,000,000       09/01/2006             7.74%
Senior Notes, Series 1999-C              17,000,000       09/01/2009             7.95%
------------------------------------------------------------------------------------------

* The Senior Notes, Series 1997-A include an amortizing maturity feature. The Company is required to repay $15 million in principal per annum beginning August 11, 2005.

The Note Purchase Agreements for these private placements contain affirmative and negative covenants including a minimum net worth and a maximum ratio of debt to total capitalization.

The Company expects that cash provided by operations and borrowings available under its credit agreements will provide it with sufficient liquidity to meet its operating needs, fund its normal dividends and fund anticipated capital expenditures.

During 2000, the Company decreased debt by $11 million as repayments with cash provided by operations more than offset $32 million in borrowings incurred for the acquisition of Manchester and funding of its immediate operating capital needs. As a result, the Company's debt-to-total-capitalization ratio decreased from 53.4% at December 31, 1999 to 48.7% at the end of 2000.

At December 31, 2000, short-term borrowings were reclassified to long-term debt, reflecting the Company's intention and ability to refinance the amounts during the next year on a long-term basis. In this regard, the Company has received commitments from certain lenders subsequent to year-end that would allow the Company to do so.

Working Capital
During 2000, operating working capital (defined as receivables and inventories less payables and accrued liabilities, excluding the effect of exchange rate changes and business combinations) increased $39 million. This increase resulted from higher inventory levels in both segments of the Company. The higher inventory levels within the Communications segment represent the stock buildup necessary to service the LEC contract received early in the year in the U.S. and lower-than-anticipated unit sales late in the year in the United Kingdom. The higher inventory levels within the Electronics segment represent a buildup of stock primarily in the U.S. to adequately service the increased order activity experienced during 2000. Both segments also had higher receivables levels due to increased revenues. Higher accounts payable and accrued liabilities levels for both segments somewhat offset these working capital increases.

During 1999, operating working capital increased $17 million. This increase resulted primarily from higher receivables associated with higher revenues late in the year partially offset by the favorable impact of higher payables.

Capital Expenditures and Commitments
Capital expenditures currently planned for 2001 as well as actual expenditures for 2000 and 1999 are as follows:

Years Ended                    2001        2000         1999
December 31,                   Plan       ACTUAL       Actual
----------------------------------------------------------------------
(in millions)
Modernization and
     enhancement               $ 27        $ 12         $ 12
Capacity expansion               18          15            6
Other                            10           7            7
----------------------------------------------------------------------
                               $ 55        $ 34         $ 25
----------------------------------------------------------------------


EFFECTS OF INFLATION
During the years presented, inflation had a relatively minor effect on the Company's results of operations. In recent years, the U.S. rate of inflation has been relatively low. In addition, because the Company's inventories are valued primarily on the LIFO method, current inventory costs are matched against current sales so that increases in costs are reflected in earnings on a current basis.


                                                     Page 28 Belden Inc. AR 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ENVIRONMENTAL REMEDIATION
The Company has been identified as a potentially responsible party with respect to four sites designated for remediation under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws. The Company does not own or operate any of these waste sites. Although estimates of cleanup costs have not yet been completed for most of these sites, the Company believes that, based on its review and other factors, including its estimated share of the waste volume at the sites, the existence of other financially viable, potentially responsible parties and the anticipated nature and scope of the remediation, the costs to the Company relating to these sites will not have a material adverse effect on its results of operations or financial condition. Ground water contamination has been identified on the site of the Venlo, The Netherlands, manufacturing facility, which the Company acquired in 1995. The Company has recorded a liability for the remediation costs, which are currently estimated at approximately $1 million.

IMPACT OF PENDING ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, which the Company is required to and will adopt effective January 1, 2001. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

The Company's financial risk management activities have been confined to the purchase of copper futures contracts during 2000. Due to the Company's limited derivative activity, the relatively short tenors of such activity, and the expected immaterial impact of derivative valuation gains and losses on financial results, the Company has elected to treat these copper futures contracts as derivatives not designated as hedges. Based on its derivative positions at December 31, 2000, the Company estimates that upon adoption it will report a loss from the cumulative effect of adoption of approximately $384,000 ($241,920 after tax) and a reduction in other comprehensive income of approximately $443,000 ($279,090 after tax).

FORWARD-LOOKING STATEMENTS
The statements set forth other than historical facts are forward-looking statements made in reliance upon the safe harbor of the Private Securities Litigation Reform Act of 1995. As such, they are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates, general economic conditions, and management's beliefs and assumptions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. As a result, the Company's actual results may differ materially from what is expected or forecasted in such forward-looking statements. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, and disclaims any obligation to do so.

The Company's actual results may differ materially from such forward-looking statements for the following reasons: the unsettled economic conditions of the Asia/Pacific region (and the impact such conditions may have on the Company's sales); increasing price, product and service competition from U.S. and non-U.S. competitors (including new entrants); the credit worthiness of the Company's customers; the Company's ability to continue to introduce, manufacture and deploy competitive new products and services on a timely, cost-effective basis; the achievement of lower costs and expenses; the ability to successfully integrate the operations and businesses of acquired companies (including the Company's achieving cost-saving and profit improvement initiatives at its Communications operations); the ability to transfer production to new facilities; developments in technology; the threat of displacement from competing technologies (including wireless and fiber optic technologies); demand and acceptance of the Company's products by customers and end users; changes in raw material


                                                     Page 29 Belden Inc. AR 2000
costs and availability; changes in foreign currency exchange rates; the pricing of the Company's products; the success of implementing cost-saving programs and initiatives; reliance on large customers; general industry and market conditions and growth rates; and other factors noted in the Company's Form 10-K annual report for 2000 and other Securities and Exchange Act filings.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS
Market risks relating to the Company's operations result primarily from interest rates, foreign exchange rates and certain commodity prices, as well as concentrations of credit risk. Each of these is discussed below.

Interest Rate Risk
The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. For the Company's short-term and long-term debt obligations, the table presents principal cash flows and average interest rates by expected maturity dates. The table also presents fair values as of December 31, 2000.


                                                       Expected Maturity Dates
                              ------------------------------------------------------
                                 2001    2002   2003     2004   2005   Thereafter    Fair Value
--------------------------------------------------------------------------------------------------
(in millions, except rates)
Fixed-rate
   debt obligations                                                     $ 75.0         $ 74.4
Average interest rate                                                      6.92%

Fixed-rate
   debt obligations                                      $ 64.0                        $ 66.7
Average interest rate                                       7.60%

Fixed-rate
   debt obligations                                                     $ 44.0         $ 46.3
Average interest rate                                                      7.75%

Fixed-rate
   debt obligations                                                     $ 17.0         $ 18.2
Average interest rate                                                      8.06%

Variable-rate debt
   to be refinanced            $ 72.6                                                  $ 72.6
Average interest rate             6.58%



                                                     Page 30 Belden Inc. AR 2000

Foreign Exchange Rate Risk
The following table provides information about the Company's financial instruments that are sensitive to changes in foreign currency rates. The Company maintains debt denominated in multiple foreign currencies in order to align a portion of the Company's borrowings in the same currencies as those of the anticipated cash flows of its foreign operations.

                                                     Expected Maturity Dates
                                       ---------- --------- ---------- --------- ---------- -------------
                                         2001       2002      2003       2004      2005      Thereafter    Fair Value
-------------------------------------- ---------- --------- ---------- --------- ---------- ------------- -------------
Average exchange rates are stated in foreign currency/US dollars
(in millions, except rates)
Variable-rate British Pound
   debt to be refinanced                $ 29.9                                                               $  29.9
Average exchange rate                   1.5174

Variable-rate Euro
   debt to be refinanced                $ 26.2                                                               $  26.2
Average exchange rate                   0.9248

Variable-rate Australian Dollar
   debt to be refinanced                $ 10.1                                                               $  10.1
Average exchange rate                   0.5828

Variable-rate German Mark
   debt to be refinanced                $  0.4                                                               $   0.4
Average exchange rate                   0.4728


Commodity Price Risk
The Company is a purchaser of certain commodities, primarily copper. The Company uses a combination of futures contracts and fixed-price purchase commitments for hedging purposes to reduce the effect of changing commodity prices over the time frame required to reflect cost changes in sales price for the Company's products. The Company does not speculate on commodity prices. The following table presents both the open futures contracts and purchase commitments by the notional amount in pounds, the weighted average contract price, and total dollar amounts by expected maturity date. In addition, the table presents the physical inventory of copper at December 31, 2000 by the amount of pounds held at average cost. The fair value of copper futures contracts, commitments, and physical inventory as of December 31, 2000 is also presented.


                                                     Page 31 Belden Inc. AR 2000


                                                         Expected Maturity Dates
                                                         -----------------------
                                                               2001        2002                    Fair Value
----------------------------------------------------------------------------------------------------------------
(in millions, except average price)
Over-the-counter forward sell contracts
         Contract volume (pounds)                              13.1
         Weighted average price (per pound)                  $0.8713        -
         Contract amounts                                     $11.4         -                            $11.0

Purchase commitments
         Commitment volume (pounds)                            26.0
         Weighted average price (per pound)                  $0.8629        -
         Commitment amounts                                   $22.5         -                            $22.1

On-hand copper rod at December 31, 2000
         Pounds on hand                                        4.2
         Weighted average price (per pound)                  $0.8692         -
         Total value on hand                                  $ 3.6         -                            $ 3.5

Credit Risk
The Company sells its products to many customers in several markets across multiple geographic areas. Certain customers, primarily the larger distributors and communications companies, constitute in aggregate approximately 52% and 49% of revenues in 2000 and 1999, respectively. While historically bad debt expense has been minimal, events affecting the viability of such customers could expose the Company to credit risk.



                                                     Page 32 Belden Inc. AR 2000

REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders
Belden Inc.

We have audited the accompanying consolidated balance sheets of Belden Inc. as of December 31, 2000 and 1999 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Belden Inc. at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


St. Louis, Missouri
January 23, 2000 except for
note 10 as to which the date
is March 1, 2001




/S/ERNST & YOUNG LLP


                                                     Page 33 Belden Inc. AR 2000

CONSOLIDATED BALANCE SHEETS

December 31,                                                              2000                         1999
---------------------------------------------------------------------------------------------------------------------
(in thousands, except par value and number of shares)

ASSETS
Current assets:
    Cash and cash equivalents                                            $  7,396                    $  3,874

    Receivables, less allowance for doubtful accounts
       of $6,872 at 2000 and $1,267 at 1999                               156,195                     135,576

    Inventories                                                           175,331                     125,370

    Deferred income taxes                                                  12,535                      10,911

    Other                                                                   3,116                       3,559
---------------------------------------------------------------------------------------------------------------------

       Total current assets                                               354,573                     279,290

Property, plant and equipment, less accumulated depreciation              345,060                     336,817

Goodwill, less accumulated amortization
    of $11,232 at 2000 and $9,107 at 1999                                  80,552                      77,931

Other intangibles, less accumulated amortization
    of $17,838 at 2000 and $13,752 at 1999                                  9,636                      11,534

Other assets                                                                5,947                       6,892
---------------------------------------------------------------------------------------------------------------------
                                                                         $795,768                    $712,464
=====================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable and accrued liabilities                             $142,871                    $115,322

    Income taxes payable                                                    4,352                       4,464
---------------------------------------------------------------------------------------------------------------------

       Total current liabilities                                          147,223                     119,786

Long-term debt                                                            272,630                     283,817

Postretirement benefits other than pensions                                12,242                      13,432

Deferred income taxes                                                      61,049                      32,880

Other long-term liabilities                                                14,955                      15,022

Stockholders' equity:
    Preferred stock, par value $.01 per share, 25,000,000 shares
       authorized, no shares outstanding                                        -                           -

    Common stock, par value $.01 per share, 100,000,000 shares authorized, 26,203,603 issued, and 24,429,542 and
       24,377,881 shares outstanding at 2000 and 1999,
       respectively                                                           262                         262

    Additional paid-in capital                                             47,379                      47,958

    Retained earnings                                                     297,625                     249,653

    Accumulated other comprehensive loss                                  (21,933)                    (13,050)

    Treasury stock, at cost, 1,774,061 and 1,825,722 shares
       at 2000 and 1999, respectively                                     (35,664)                    (37,296)
---------------------------------------------------------------------------------------------------------------------
       Total stockholders' equity                                         287,669                     247,527
---------------------------------------------------------------------------------------------------------------------
                                                                         $795,768                    $712,464
=====================================================================================================================


See accompanying notes



                                                     Page 34 Belden Inc. AR 2000

CONSOLIDATED INCOME STATEMENTS


Years Ended December 31,                                             2000                 1999                 1998
-------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)

Revenues                                                           $1,135,336            $ 818,614           $ 664,148

Cost of sales                                                         903,749              638,982             501,348
-------------------------------------------------------------------------------------------------------------------------

    Gross profit                                                      231,587              179,632             162,800

Selling, general and administrative expenses                          125,388               97,701              86,127

Amortization of goodwill                                                2,214                2,041               1,787

Nonrecurring charges                                                        -                    -               9,084
-------------------------------------------------------------------------------------------------------------------------

    Operating earnings                                                103,985               79,890              65,802

Interest expense                                                       20,107               14,042               7,145
-------------------------------------------------------------------------------------------------------------------------

    Income from continuing operations before taxes                     83,878               65,848              58,657

Income taxes                                                           31,035               24,857              22,730
-------------------------------------------------------------------------------------------------------------------------

    Income from continuing operations                                  52,843               40,991              35,927

Income/(loss) from discontinued business, net of
    tax of $54 in 1999 and tax benefit of $901 in 1998                      -                   89              (1,423)

Loss on disposal of discontinued business,
    net of tax benefit of $3,123                                            -               (5,150)                  -
-------------------------------------------------------------------------------------------------------------------------

    Net income                                                       $ 52,843             $ 35,930            $ 34,504

=========================================================================================================================

    Basic average shares outstanding                                   24,405               24,355              25,507
    Basic earnings per share from continuing operations               $  2.17              $  1.68             $  1.41
    Basic earnings per share                                          $  2.17              $  1.48             $  1.35
=========================================================================================================================

    Diluted average shares outstanding                                 24,675               24,468              25,620
    Diluted earnings per share from continuing operations             $  2.14              $  1.68             $  1.40
    Diluted earnings per share                                        $  2.14              $  1.47             $  1.35
=========================================================================================================================

See accompanying notes.


                                                     Page 35 Belden Inc. AR 2000

CONSOLIDATED CASH FLOW STATEMENTS

Years Ended December 31,                                                      2000            1999       1998
---------------------------------------------------------------------------------------------------------------
(in thousands)

Cash flow from operating activities:
    Income from continuing operations                                         $52,843     $ 40,991    $ 35,927

    Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
               Depreciation                                                    31,188       25,060      17,092
               Amortization                                                     6,347        5,298       4,594
               Deferred income taxes                                            6,719        5,577         151

               Changes in operating assets and liabilities(*):
                     Receivables                                              (25,061)     (13,793)     24,761
                     Inventories                                              (41,854)      (2,274)     18,150
                     Accounts payable and accrued liabilities                   9,466        7,847      (5,535)
                     Income taxes payable                                         265        1,524      (7,881)
                     Other assets and liabilities, net                         19,885        3,407        (697)
---------------------------------------------------------------------------------------------------------------
                              Net cash provided by operating activities        59,798       73,637      86,562

Cash flows from investing activities:
     Capital expenditures                                                     (34,130)     (24,863)    (39,872)
     Cash used to acquire businesses                                          (15,485)    (197,557)    (40,703)
     Proceeds from sale of business                                                 -       27,433           -
     Proceeds from disposal of property                                         2,092        1,884         317
---------------------------------------------------------------------------------------------------------------
            Net cash used for investing activities                            (47,523)    (193,103)    (80,258)

Cash flows from financing activities:
     Net borrowings (payments) under long-term
            credit facility and credit agreements                              (4,609)       5,501      39,375
     Proceeds from private placement of debt                                        -      125,000           -
     Purchase of treasury stock                                                     -            -     (39,250)
     Exercise of stock options                                                    852        1,003         780
     Cash dividends paid                                                       (4,880)      (4,882)     (5,062)
--------------------------------------------------------------------------------------------------------------
              Net cash provided by (used for) financing activities             (8,637)     126,622      (4,157)

Cash flows from discontinued operations:
     Loss from discontinued operations                                              -       (5,061)     (1,423)
     Adjustments to reconcile loss from discontinued
       operations to net cash provided by (used for) discontinued
       operations:
       Depreciation and amortization                                                -          986       2,661
       Loss on disposal and other noncash charges                                   -        8,273           -
       Changes in operating assets and liabilities of discontinued
         operations                                                                 -      (10,157)       (177)
       Capital expenditures                                                         -         (416)       (972)
--------------------------------------------------------------------------------------------------------------

Net cash provided by (used for) discontinued operations                             -       (6,375)         89
Effect of exchange rate changes on cash and cash equivalents                     (116)        (198)        139
--------------------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents                                           3,522          583       2,375
Cash and cash equivalents, beginning of year                                    3,874        3,291         916
--------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                         $7,396     $  3,874     $ 3,291
==============================================================================================================


(*) Net of the effects of exchange rate changes and acquired businesses. See accompanying notes.





                                                     Page 36 Belden Inc. AR 2000

CONSOLIDATED STOCKHOLDERS' EQUITY STATEMENTS



                                                                                                  Accumulated
                                     Common Stock    Additional                Treasury Stock        Other
                                  -----------------   Paid-In   Retained      ----------------   Comprehensive
                                  Shares     Amount   Capital   Earnings      Shares    Amount       Loss         Total
------------------------------------------------------------------------------------------------------------------------
(in thousands)
------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1997       26,180    $262    $49,370    $189,163        (38)   ($1,241)    ($8,600)     $228,954

Net income                                                       34,504                                           34,504

Foreign currency translation
adjustments                                                                                           (259)         (259)
                                                                                                                --------

        Comprehensive income                                                                                      34,245

Issuance of common stock for:
    Stock options                      24               (888)                    69      1,668                       780

Purchase of treasury stock                                                   (1,906)   (39,250)                  (39,250)

Cash dividends ($.20 per share)                                   (5,062)                                         (5,062)

------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998       26,204     262     48,482     218,605     (1,875)   (38,823)     (8,859)      219,667

Net income                                                        35,930                                          35,930

Foreign currency translation
adjustments                                                                                         (4,191)       (4,191)
                                                                                                                --------

        Comprehensive income                                                                                      31,739

Issuance of common stock for:
    Stock options                                       (331)                    31        959                       628
    Employee stock purchase plan                        (193)                    18        568                       375

Cash dividends ($.20 per share)                                   (4,882)                                         (4,882)

------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999       26,204     262     47,958     249,653     (1,826)   (37,296)    (13,050)      247,527

NET INCOME                                                        52,843                                          52,843

FOREIGN CURRENCY TRANSLATION
ADJUSTMENTS                                                                                         (8,883)       (8,883)
                                                                                                                --------

        COMPREHENSIVE INCOME                                                                                      43,960

ISSUANCE OF COMMON STOCK FOR:
    STOCK OPTIONS                                       (654)         48                 1,506                       852
    STOCK COMPENSATION                                    75           4                   126                       201

CASH DIVIDENDS ($.20 PER SHARE)                                   (4,871)                                         (4,871)

------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000       26,204    $262    $47,379    $297,625     (1,774)  ($35,664)   ($21,933)     $287,669
------------------------------------------------------------------------------------------------------------------------

See accompanying notes.


                                                     Page 37 Belden Inc. AR 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  DESCRIPTION OF BUSINESS
Belden Inc. (the Company) designs, manufactures, and markets metallic and fiber optic wire and cable products for the electronics and communications markets. The Company has manufacturing facilities in North America, Europe, and Asia.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying consolidated financial statements include Belden and all of its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents
Cash equivalents consist of short-term, highly liquid investments with maturities of three months or less.

Inventories
Inventories, including raw materials, work-in-progress and finished goods, are carried at cost or, if lower, market value. On the basis of current costs, 70% of inventories in both 2000 and 1999 were carried on the last-in, first-out
(LIFO) method. The remaining inventories were carried on the first-in, first-out
(FIFO) method.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost and depreciation is provided over the estimated useful lives of the related assets, generally 10 to 40 years for buildings and 5 to 12 years for machinery and equipment, using primarily the straight-line method.

Intangibles
Goodwill is related to businesses acquired and is being amortized over 40 years using the straight-line method. On a periodic basis, the Company estimates the future undiscounted cash flows of businesses to which goodwill relates in order to ensure that the carrying value of goodwill has not been impaired, consistent with Statement of Financial Accounting Standard (SFAS) 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Other intangibles, which consist primarily of business information systems, are recorded at cost and are being amortized over their estimated useful lives, generally 5 years, using the straight-line method.

Revenue Recognition
Revenue is recognized in the period title to product passes to customers. Provisions are recorded for anticipated returns and bad debts.

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

Research and Development
Research and development expenditures are charged to expense as incurred. Expenditures for research and development sponsored by the Company were $7.7 million, $8.7 million and $8.0 million for 2000, 1999, and 1998, respectively.

Environmental Remediation and Compliance
Environmental remediation costs are accrued, except to the extent costs can be capitalized, based on estimates of known environmental remediation exposures. Environmental compliance costs include maintenance and operating costs with respect to ongoing monitoring programs. Such costs are expensed as incurred. Capitalized environmental costs are depreciated generally utilizing a 15-year life.

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


                                                     Page 38 Belden Inc. AR 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Impact of Pending Pronouncements
In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which is required to be adopted in years beginning after June 15, 2000. The Company is required to adopt the new Statement effective January 1, 2001. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

The Company's financial risk management activities have been confined to the purchase of copper futures contracts during 2000. Due to the Company's limited derivative activity, the relatively short tenors of such activity, and the expected immaterial impact of derivative valuation gains and losses on financial results, the Company has elected to treat these copper futures contracts as derivatives not designated as hedges. Based on its derivative positions at December 31, 2000, the Company estimates that upon adoption it will report a loss from the cumulative effect of adoption of approximately $384,000 ($242,000 after tax) and a reduction in other comprehensive income of approximately $443,000 ($279,000 after tax).

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

Reclassifications
Certain reclassifications have been made to prior year amounts to make them comparable to current year classifications.



                                                     Page 39 Belden Inc. AR 2000

NOTE 3: EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share:

Years Ended December 31,                                         2000            1999          1998
----------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Numerator:
   Income from continuing operations                                $ 52,843       $ 40,991      $ 35,927
   Net income                                                       $ 52,843       $ 35,930      $ 34,504
----------------------------------------------------------------------------------------------------------
Denominator:
   Denominator for basic earnings per
     share - weighted-average shares                                  24,405         24,355        25,507
   Effect of dilutive employee stock options                             270            113           113
----------------------------------------------------------------------------------------------------------
   Denominator for diluted earnings per share -
     adjusted weighted-average shares                                 24,675         24,468        25,620
Basic earnings per share from continuing operations                   $ 2.17         $ 1.68        $ 1.41
Basic earnings per share                                              $ 2.17         $ 1.48        $ 1.35
----------------------------------------------------------------------------------------------------------
Diluted earnings per share from continuing operations                 $ 2.14         $ 1.68        $ 1.40
Diluted earnings per share                                            $ 2.14         $ 1.47        $ 1.35
----------------------------------------------------------------------------------------------------------


NOTE 4: ACQUISITIONS
During 2000, 1999, and 1998, the Company acquired the entities described below. Each of these acquisitions was accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair market value. Operating results of each acquisition are included in the Company's consolidated results since its respective acquisition date.

- On April 3, 2000, the Company purchased certain assets and assumed certain liabilities of the metallic communications cable operations of Corning Communications Limited in Manchester, United Kingdom (Manchester) for cash of approximately $15 million. The Company has recorded a goodwill amount of $3.4 million related to the acquisition at December 31, 2000. Manchester manufactures and markets metallic cable products primarily for the British communications market and is the sole supplier of metallic communications cables to British Telecom.

- On October 25, 1999, the Company purchased for cash of approximately $17 million, Dorfler Kabelwerk GmbH (Dorfler), Klosterneuburg, Austria and Duna Kabel Kft. (Duna), Budapest, Hungary from Siemens Aktiengesellschaft, Munich/Berlin. The Company recorded $7.7 million of goodwill with respect to the transaction. Dorfler and Duna manufacture and market copper communication and specialty electronics cables for the communications and industrial markets.

- On June 28, 1999, the Company acquired all of the outstanding shares of Cable Systems Holding Company (Holdings) and its subsidiary Cable Systems International Inc. (CSI). CSI manufactures copper cable products used mainly for communications applications in the United States. The consideration paid in connection with the transaction totaled $183.5 million including $2.5 million yet to be paid into an escrow account. This amount includes payment of the outstanding amounts owed by Holdings and CSI under a credit agreement and amounts owed to holders of preferred stock of Holdings. No goodwill was recorded with respect to this transaction.



                                                     Page 40 Belden Inc. AR 2000

     The CSI acquisition was funded with a $125 million short-term bridge loan as well as funds available under existing credit arrangements. On September 9, 1999, the Company completed a private placement of $125 million in unsecured debt. The Private Placement was issued in tranches of $64 million, $44 million and $17 million which will mature in 5, 7 and 10 years from closing with stated interest rates of 7.60%, 7.74% and 7.95%, respectively. The proceeds of the Private Placement were used to pay off the borrowings under the short-term bridge loan. The Note Purchase Agreement affecting the Private Placement contains affirmative and negative covenants including a minimum net worth and a maximum ratio of debt to total capitalization.

     The Company's pro forma unaudited information assuming the acquisition had been made at the beginning of each of the years presented is as follows:

     Years Ended
     December 31,

                                                   -----------------------------
     (in thousands, except per share amounts)               1999          1998
     ---------------------------------------------------------------------------

     Revenues                                             $948,919   $1,006,546
     Cost of sales                                         760,573      789,750
     ---------------------------------------------------------------------------
        Gross profit                                       188,346      216,796
     Selling, general and administrative                   114,376      128,436
     ---------------------------------------------------------------------------
        Operating earnings                                  73,970       88,360
     Interest expense                                       21,750       20,330
     ---------------------------------------------------------------------------
        Income from continuing
         operations before income taxes                     52,220       68,030
     Income taxes                                           19,756       26,478
     ---------------------------------------------------------------------------
        Income from continuing operations                 $ 32,464   $   41,552
     ===========================================================================
     Basic earnings per share                             $   1.33   $     1.63
     ===========================================================================
     Diluted earnings per share                           $   1.33   $     1.62

     ===========================================================================


     Pro forma adjustments include primarily the impact of increased debt, adjusted values of assets, differing depreciation lives, redundant costs and certain reclassifications. In addition, certain portions of CSI's business were not acquired, including investments in affiliates, accounted for under the equity method, and two consolidated subsidiaries. Consolidated revenues attributable to the excluded consolidated entities were approximately $58.3 million and $24.8 million for the years ended December 31, 1998 and December 31, 1999, respectively.

     The unaudited pro forma results are provided for informational purposes only, should not be construed to be indicative of the Company's results of operations had the events described above been consummated on the date assumed, and are not intended to project the Company's results of operations for any future periods.

- On November 30, 1998, the Company purchased for cash ABB Elektro-Isolierwerke GmbH (EIW) from Asea Brown Boveri AG, Mannheim, the holding company of the German ABB group to which EIW belonged. EIW designs, manufactures and markets cables serving chiefly the industrial market. The business is located in Villingen, Germany. The Company recorded goodwill of $9.4 million with respect to the acquisition.

- On February 28, 1998, the Company purchased substantially all of the assets of the Olex communication cable operations (Olex) of Pacific Dunlop Limited for cash of approximately $16 million. Olex designs, manufactures, and markets metallic and fiber optic cables serving primarily the communications and networking markets. The Company has not recorded any goodwill with respect to the acquisition. The acquired business is located near Melbourne, Australia.



                                                     Page 41 Belden Inc. AR 2000

NOTE 5:  DISCONTINUED OPERATIONS
On May 7, 1999, the Company completed the sale of its Cord Products Division, which had comprised the Cord Products segment. The operating results of the Cord Products segment, including a first quarter provision for losses on the sale of $5.2 million net of tax, have been segregated from continuing operations and reported separately in the consolidated income statement.

Summarized financial information for the discontinued operation is as follows:

Years Ended
December 31,                                                       1999            1998
------------------------------------------------------------------------------------------
(in thousands)
Revenues                                                         $ 22,525      $ 59,477
Income/(loss) before tax                                         $    143      $ (2,324)
Income/(loss), net of income taxes                               $     89      $ (1,423)
Loss on disposal of discontinued operations, net of
      income taxes                                               $ (5,150)     $      -


Included in income/(loss) before tax is an allocation of interest expense based on the level of identifiable assets of the segment to total identifiable assets. These allocated costs were $181,000 in the year ended December 31, 1999 and $593,000 for 1998.

NOTE 6: NONRECURRING CHARGES
In 1998, the Company recorded a charge of $2.9 million ($1.8 million after tax) for salary continuation, extended medical coverage and other miscellaneous employee benefits related to a reduction of 35 salaried employees in the Electronics segment. Prior to December 31, 1998, 35 salaried employees had been terminated. As of December 31, 1999, none of this amount remained to be paid related to this charge.

Additionally in 1998, the Company discontinued certain product lines. Inventory writedowns related to discontinued product lines within the Electronics business segment were $3 million ($1.8 million after tax) and were recorded net of expected recovery upon disposal. Other nonrecurring charges of $3.2 million ($2 million after tax) were primarily for the write-off of receivables due from a failed Asia/Pacific distributor.

NOTE 7:  INVENTORIES

  December 31,                                        2000         1999
  ----------------------------------------------------------------------------
  (in thousands)
  Raw materials                                       $ 46,671       $ 32,984
  Work-in-process                                        7,883         20,495
  Finished goods                                       134,570         77,966
  Perishable tooling and supplies                        7,312          6,577
  ----------------------------------------------------------------------------
                                                       196,436        138,022
  Excess of current standard
    costs over LIFO costs                              (13,129)        (8,203)
  Obsolescence and other reserves                       (7,976)        (4,449)
  ----------------------------------------------------------------------------
                                                      $175,331       $125,370
  ============================================================================




NOTE 8:  PROPERTY, PLANT AND EQUIPMENT

  December 31,                                        2000         1999
  -----------------------------------------------------------------------------
  (in thousands)
  Land and land improvements                         $  26,745      $  24,603
  Buildings                                            117,119        118,934
  Machinery and equipment                              407,362        341,956
  Construction in process                               17,028         32,776
  -----------------------------------------------------------------------------
                                                       568,254        518,269
  Accumulated depreciation                            (223,194)      (181,452)
  -----------------------------------------------------------------------------
                                                     $ 345,060      $ 336,817
  =============================================================================

NOTE 9:  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

  December 31,                                             2000         1999
  -------------------------------------------------------------------------------
  (in thousands)
  Trade accounts                                        $  91,306     $  68,578

  Payroll and related taxes                                14,136        11,757

  Employee stock purchase plan and
    employee benefits accruals                              9,702         8,348

  Accrued interest                                          5,507         5,560

  Other (individual items less than
    5% of total current liabilities)                       22,220        21,079
  -------------------------------------------------------------------------------
                                                        $ 142,871     $ 115,322
  ===============================================================================



                                                     Page 42 Belden Inc. AR 2000

NOTE 10: LONG-TERM DEBT AND OTHER
BORROWING ARRANGEMENTS


December 31,                                    2000          1999
-------------------------------------------------------------------------
(in thousands)
Variable-rate bank revolving
     credit agreement, due 2001                  $   -     $ 35,000

Short-term borrowings to be
    refinanced, effective interest rate
    6.11% at December 31, 2000                  72,630       48,817

Medium-term notes, face amount
     of $75,000 due from 2005
     through 2009, effective interest
     rate 6.92%                                 75,000       75,000

Medium-term notes, face amount
     of $64,000 due 2004,
     effective interest rate 7.60%              64,000       64,000

Medium-term notes, face amount
     of $44,000 due 2006,
     effective interest rate 7.75%              44,000       44,000

Medium-term notes, face amount
     of $17,000 due 2009,
     effective interest rate 8.06%              17,000       17,000
-------------------------------------------------------------------------
                                              $272,630     $283,817
=========================================================================


The variable-rate bank revolving credit agreement (Credit Agreement) provides for an aggregate $200 million unsecured, multicurrency revolving credit facility expiring in November 2001. Loans under the Credit Agreement can be advanced by the banks either based on their commitments (committed loans) or their offers that have been accepted by the Company under a special bidding procedure (bid loans). Committed loans accrue interest at the option of the Company at LIBOR plus 0.235% to 0.500%, or the higher of the prime rate or the federal funds rate plus 0.500%. Bid loans accrue interest at prevailing interest rates. A facility fee of 0.090% to 0.250% per annum is charged on the aggregate $200 million credit. The facility includes certain covenants, including a maximum leverage ratio and maintaining a minimum net worth. The short-term borrowings relate to unsecured, uncommitted arrangements with 7 banks under which the Company may borrow up to $98 million at prevailing interest rates. At December 31, 2000, these borrowings were reclassified to long-term debt, reflecting the Company's intention and ability to refinance the amounts during the next year on a long-term basis. In this regard, the Company has received commitments from certain lenders subsequent to year-end that would allow the Company to do so.

In 1999, the Company completed a private placement of $64, $44 and $17 million of unsecured medium-term notes. The notes bear interest at 7.60%, 7.74% and 7.95%, respectively, and mature 5, 7 and 10 years from closing, respectively. The Note Purchase Agreement for the notes contains various customary affirmative and negative covenants and other provisions, including restrictions on the incurrence of debt, a maximum leverage ratio and maintaining a minimum net worth.

In 1997, the Company completed a private placement of $75 million of unsecured medium-term notes. The notes bear interest at 6.92% and mature 12 years from closing with an average life of 10 years. The Note Purchase Agreement for the notes contains various customary affirmative and negative covenants and other provisions, including restrictions on the incurrence of debt, a maximum leverage ratio and maintaining a minimum net worth.

Total interest paid during 2000, 1999 and 1998 was $20.5 million, $11.5 million and $7.6 million, respectively.

Payments due on long-term debt during each of the five years subsequent to December 31, 2000 are as follows:

  (in thousands)
  ------------------------------------------------------------------------------
  2001                                                               $   -
  2002                                                                   -
  2003                                                                   -
  2004                                                               64,000
  2005                                                               15,000
  Thereafter                                                        121,000
  ------------------------------------------------------------------------------
                                                                   $200,000
  ==============================================================================

NOTE 11:  RETIREMENT PLANS
Substantially all employees are covered by defined benefit or defined contribution pension plans maintained by the Company. Annual contributions to retirement plans equal or exceed the minimum funding requirements of applicable local regulations. The assets of the pension plans are maintained in various trusts and invested primarily in equity and fixed income securities and money market funds

Benefits provided to employees under defined contribution plans include cash contributions by the Company based on either hours worked by the employee or a percentage of the employee's compensation and in certain plans a partial matching of employees' salary deferrals with Company common stock. Defined contribution expense for the years ended December 31, 2000, 1999 and 1998 was $6.2 million, $5.0 million and $5.8 million, respectively.


                                                     Page 43 Belden Inc. AR 2000

The Company sponsors an unfunded postretirement benefit plan (medical and life insurance benefits) for employees who retired prior to 1989 (as well as certain other employees who were near retirement and elected to receive certain benefits). The net actuarial gain/loss in excess of a 10% corridor, the prior service cost and the transition asset or obligation are being amortized over the average remaining service period of active participants on a straight-line basis.

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over years ended December 31, 2000 and 1999, and a statement of the funded status as of December 31, 2000 and 1999:

                                                    PENSION BENEFITS                       OTHER BENEFITS
                                           ---------------------------------      --------------------------

Years Ended December 31,                       2000                1999             2000            1999
------------------------------------------------------------------------------------------------------------
(in thousands)
Change in benefit obligation:
Benefit obligation, beginning of year       $ (129,128)           $(99,458)      $ (14,028)      $ (14,986)
Service cost                                    (5,076)             (6,135)            (29)            (42)
Interest cost                                   (8,726)             (7,496)         (1,125)           (933)
Plan participants' contributions                  (400)               (198)            (97)           (118)
Transfers in                                      (153)                  -               -               -
Actuarial gain/(loss) and other                 15,632               1,617          (4,885)            185
Plan merger                                          -             (23,465)              -               -
Acquisition                                    (14,043)                  -               -               -
Benefits paid                                    8,476               6,007           2,031           1,866
------------------------------------------------------------------------------------------------------------
Benefit obligation, end of year             $ (133,418)         $ (129,128)      $ (18,133)      $ (14,028)
============================================================================================================



                                                      PENSION BENEFITS           OTHER BENEFITS
                                                  ----------------------      --------------------

Years Ended December 31,                            2000          1999          2000          1999
--------------------------------------------------------------------------------------------------
(in thousands)
Change in plan assets:
Fair value of plan assets, beginning of year         $ 137,204     $  98,836     $     -   $     -
Actual return on plan assets                           (10,318)       18,863           -         -
Plan merger                                                  -        25,079           -         -
Acquisition                                             16,582             -           -         -
Employer contributions                                     161           675       1,934     1,748
Plan participant contributions                             975           198          97       118
Transfers in                                               153             -           -         -
Expenses paid                                              169          (440)          -         -
Benefits paid                                           (8,476)       (6,007)     (2,031)   (1,866)
--------------------------------------------------------------------------------------------------
Fair value of plan assets, end of year               $ 136,450      $137,204     $     -   $     -
==================================================================================================


                                                     Page 44 Belden Inc. AR 2000

During 1999, the Company allowed for the voluntary transfer of assets in a Company-sponsored non-contributory defined contribution plan covering U.S. hourly employees of the Electronics segment into the Company's defined benefit pension plan. The amount of the transfer was $25,079.

                                                  PENSION BENEFITS                  OTHER BENEFITS
                                           -----------------------------      --------------------------

December 31,                                  2000              1999            2000            1999
--------------------------------------------------------------------------------------------------------
(in thousands)
Funded status:
   Funded status                            $   3,032         $   8,076      $ (18,133)      $ (14,028)
   Unrecognized net actuarial (gain)/loss     (15,941)          (26,085)         7,261           2,585
   Unrecognized prior service cost               (273)             (302)        (1,370)         (1,989)
--------------------------------------------------------------------------------------------------------
   Accrued benefit cost                     $ (13,182)        $ (18,311)     $ (12,242)      $ (13,432)
========================================================================================================


Certain of the pension plans had projected benefit obligations in excess of plan assets. The net unfunded status of these plans was $10,259 and $16,747 at December 31, 2000 and 1999, respectively. The table below shows the components of the net unfunded status of these plans:

                                                    PENSION BENEFITS         OTHER BENEFITS
                                                 ---------------------      -----------------

December 31,                                     2000             1999      2000        1999
-----------------------------------------------------------------------------------------------
(in thousands)
Funded status of plans with projected benefit
obligations in excess of plan assets:
   Benefit obligation, end of year             $ (43,233)     $ (55,169)      N/A        N/A
   Fair value of plan assets, end of year         32,974         38,422       N/A        N/A
-----------------------------------------------------------------------------------------------
   Net unfunded status                         $ (10,259)     $ (16,747)      N/A        N/A
===============================================================================================

Plans with assets in excess of projected benefit obligations had assets in excess of projected benefit obligations of $13,292 and $24,823 at December 31, 2000 and 1999, respectively.

Plans with accumulated benefit obligations in excess of plan assets had no plan assets at December 31, 2000 and 1999. The accumulated benefit obligation related to these plans was $2,722 and $2,685 at December 31, 2000 and 1999, respectively.


                                          PENSION BENEFITS                 OTHER BENEFITS
                                         ------------------              ------------------

December 31,                             2000         1999               2000         1999
-------------------------------------------------------------------------------------------
(in thousands)
Weighted-average assumptions:
   Discount rate                          6.9%         6.9%               7.5%         6.8%
   Expected return of plan assets         8.7%         9.0%               N/A          N/A
   Rate of compensation increase          4.4%         4.2%               N/A          N/A

For measurement purposes, a 10.0% gross health care trend rate was used for benefits for 2001. Trend rates were to decrease gradually to 5.5% in 2010 and remain at this level beyond.


                                                     Page 45 Belden Inc. AR 2000

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage-point change in the assumed health care cost trend rates would have the following effects on 2000 expense and year-end liabilities:

                                                               1% Increase        1% Decrease
                                                              --------------- -- --------------
                                                                       (in thousands)

Effect on total of service and interest cost components                $  82           $  (74)
Effect on postretirement benefit obligation                          $ 1,181         $ (1,062)


The following table provides the components of net periodic benefit costs for the plans for the years ended December 31, 2000, 1999 and 1998:

                                                      PENSION BENEFITS                         OTHER BENEFITS
                                            -------------------------------------     ----------------------------------

Years Ended December 31,                      2000           1999         1998         2000         1999         1998
------------------------------------------------------------------------------------------------------------------------
(in thousands)
Components of net periodic benefit cost:
   Service cost                               $ 5,076       $6,135       $3,928         $ 29         $ 42         $ 50
   Interest cost                                8,726        7,496        5,671        1,125          933          939
   Expected return on plan assets             (12,273)      (9,445)      (6,556)           -            -            -
   Amortization of prior service cost             (30)         (30)          (1)        (619)        (619)        (600)
   Net (gain)/loss recognition                 (1,062)          16           18          209           77           52
   Transition (asset)/obligation recognition        -         (223)        (294)           -            -            -
------------------------------------------------------------------------------------------------------------------------
   Net periodic benefit cost                  $   437       $3,949       $2,766         $744        $ 433         $441
========================================================================================================================




NOTE 12: INCOME TAXES
Effective October 6, 1993, the Company and its former owner, Cooper Industries, Inc. (Cooper), entered into a Tax Sharing and Separation Agreement ("Tax Agreement"). Pursuant to the Tax Agreement, the Company and Cooper made an election in connection with the initial public offering of the Company's stock under Section 338(h)(10) of the Internal Revenue Code. The effect of this election is to increase the tax basis of the Company's assets. This additional basis increases income tax deductions and accordingly reduces income taxes otherwise payable by the Company. Pursuant to the Tax Agreement, the Company pays to Cooper the amount of the tax benefit associated with this additional basis (retaining 10% of the tax benefit associated with the amortization of the allocated cost of certain intangibles, such as goodwill) as realized on a quarterly basis, calculated by comparing the Company's actual taxes to the taxes that would have been owed had the increase in basis not occurred. The amount required to be paid to Cooper is subject to certain adjustments if certain business combinations or other acquisitions involving the Company occur. Except for the retained 10% benefit, the effect of the Tax Agreement is to put the Company in the same financial position it would have been in had there been no increase in the tax basis of the Company's assets.

The effect of the retained 10% benefit upon the income tax provisions reflected in the accompanying income statements is to reduce these provisions for the years ended December 31, 2000, 1999 and 1998 by $1,149,000, $1,102,000 and
$922,000, respectively.


                                                     Page 46 Belden Inc. AR 2000

  Years Ended December 31,                               2000           1999            1998
  -------------------------------------------------------------------------------------------------
  (in thousands)
  Income from continuing operations before taxes:
      U.S. operations                                   $ 70,001       $ 57,564        $ 50,351
      Foreign operations                                  13,877          8,284           8,306
  -------------------------------------------------------------------------------------------------
                                                        $ 83,878       $ 65,848        $ 58,657
  -------------------------------------------------------------------------------------------------
  Income tax expense/(benefit):
      Currently payable:
         U.S. federal                                   $ 17,600       $ 14,826        $ 14,675
         U.S. state and local                              3,596          3,643           3,049
         Foreign                                           3,120          2,899           5,223
  -------------------------------------------------------------------------------------------------
                                                          24,316         21,368          22,947
      Deferred:
         U.S. federal                                   $  4,688       $  2,809        $  1,577
         U.S. state and local                                294            421             398
         Foreign                                           1,737            259          (2,192)
  -------------------------------------------------------------------------------------------------
                                                           6,719          3,489            (217)
  -------------------------------------------------------------------------------------------------
                                                        $ 31,035       $ 24,857        $ 22,730
  -------------------------------------------------------------------------------------------------
  Total income taxes paid (*)                           $ 15,337       $ 16,806        $ 27,764
  =================================================================================================


(*) Included in 2000, 1999 and 1998 taxes paid are $8,700, $12,400 and $12,000, respectively, paid to Cooper in accordance with the Tax Agreement.

  Effective tax rate reconciliation:
      U.S. federal statutory rate                35.0%      35.0%     35.0%
      State and local income taxes                2.8        3.9       3.8
      Other                                      (0.8)      (1.0)        -
  --------------------------------------------------------------------------
         Effective tax rate                      37.0%      37.8%     38.8%
  --------------------------------------------------------------------------
  December 31,                                         2000          1999
  --------------------------------------------------------------------------
  (in thousands)
  Components of deferred tax balances:
       Deferred tax liabilities:
            Plant, equipment and intangibles       $(70,889)     $(44,494)
       Deferred tax assets:
            Postretirement benefits
            Reserves and accruals                     9,840        10,752
                                                     12,535        11,773
  --------------------------------------------------------------------------
                                                     22,375        22,525
  --------------------------------------------------------------------------
  Net deferred tax liability                       $(48,514)     $(21,969)
  ==========================================================================


Deferred income taxes have been established for differences in the basis of assets and liabilities for financial statement and tax reporting purposes as adjusted for the Tax Agreement with Cooper.


                                                     Page 47 Belden Inc. AR 2000

NOTE 13:  STOCK COMPENSATION PLANS
The Company has two forms of stock compensation plans, the Long-term Incentive Plan (Incentive Plan) and the Employee Stock Purchase Plan (Stock Purchase
Plan). Under the Incentive Plan, certain employees of the Company are eligible to receive awards in the form of stock options, stock appreciation rights, restricted stock grants and performance shares. An aggregate of 3.8 million shares are reserved for issuance under the Incentive Plan. As of December 31, 2000, 3.2 million stock options have been granted with terms ranging from 5 to 10 years, vesting in equal amounts on each of the first three anniversaries of the grant date. Under the Stock Purchase Plan, all full-time employees in Canada, Germany, the Netherlands, and the United States receive an option to purchase common stock at the lesser of 85% of the fair market value on the offering date or 100% of the fair market value on the exercise date.

With respect to the 1997 offering of the Stock Purchase Plan, on December 3, 1999, the Company sold 18,479 shares to 188 employees at $20.31 per share using existing treasury shares. With respect to the 1999 offering at December 31, 2000, 1,421 participating employees had options to acquire up to 279,729 shares of common stock at the lesser of $17.32 per share or the market price on the exercise date of December 7, 2001. An aggregate of 1.3 million shares of common stock is currently reserved for issuance under the Stock Purchase Plan.

The Company accounts for stock options under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and has adopted the disclosure-only provisions of SFAS 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized for either the Incentive Plan or the Stock Purchase Plan. The effect of applying SFAS 123's fair value method to the Company's stock compensation is as follows:

                                                        2000                      1999                      1998
                                            ----------------------------------------------------------------------------
                                                     AS        PRO            As         Pro           As         Pro
Years Ended December 31,                          REPORTED    FORMA        Reported     forma       Reported     forma
------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                 $52,843     $49,191      $40,991     $38,889      $35,927      $34,263
Basic earnings per share from continuing
operations                                        $ 2.17      $  2.02      $  1.68     $  1.60      $  1.41      $  1.34
Diluted earnings per share from
continuing operations                             $ 2.14      $  1.99      $  1.68     $  1.59      $  1.40      $  1.34


The fair value of common stock options was estimated at the date of grant using the Black-Scholes option-pricing model. For the year ended December 31, 2000, assumptions used in the determination of the option fair value include: dividend yield of 1%, expected volatility of 20%, average expected life of 3.3 years and a risk free interest rate of 5.07%. For the years ended December 31, 1999 and 1998, assumptions used in the determination of the option fair value include: dividend yield of 1%, expected volatility of 20%, expected life of 7 years and a risk free interest rate of 5.00%. For the years ended December 31, 2000, 1999, and 1998, the weighted average per share fair value of options granted under the Incentive Plan was $4.83, $4.67, and $6.17, respectively. For the year ended December 31, 2000, the weighted average per share value of purchase rights granted under the Stock Purchase Plan was $4.83. The Black-Scholes option-pricing model was developed to estimate the fair value of market-traded options. Incentive stock options have certain characteristics, including vesting periods and non-transferability, which market-traded options do not possess. Due to the significant effect that changes in assumptions and differences in option characteristics might have on option fair values, the models may not accurately reflect the fair value of the options.

The following table summarizes the Company's stock option activity and related information for the years ended December 31, 2000, 1999 and 1998:


                                                     Page 48 Belden Inc. AR 2000

Years Ended December 31,                    2000               1999                 1998
-----------------------------------------------------------------------------------------------
                                              WEIGHTED             Weighted            Weighted
                                              AVERAGE              Average             Average
                                              EXERCISE             Exercise            Exercise
                                    OPTIONS   PRICE     Options    Price     Options   Price
-----------------------------------------------------------------------------------------------
Outstanding at beginning of year   1,756,021  $27.59   1,743,694   $28.08    706,536     $25.73
Granted                              622,000   21.89     309,500    20.83  1,288,500      28.64
Exercised                           (48,723)   18.03    (30,917)    18.29  (116,789)      18.49
Canceled                            (86,098)   24.52   (266,256)    24.23  (134,553)      29.24
-----------------------------------------------------------------------------------------------
Outstanding at end of year         2,243,200  $26.34   1,756,021   $27.59  1,743,694     $28.08
-----------------------------------------------------------------------------------------------
Exercisable at end of year         1,088,522  $29.18     694,553   $29.65    369,365     $26.00
-----------------------------------------------------------------------------------------------

The following table summarizes information about fixed stock options outstanding at December 31, 2000:

            OPTIONS OUTSTANDING                                                      OPTIONS EXERCISABLE
  --------------------------------------------------------------------------------------------------------------
                                                                                                     Weighted
    Range of                    Weighted Average                                                     Average
    Exercise                        Remaining           Weighted Average                             Exercise
     Prices      Options        Contractual Life         Exercise Price             Options           Price
  --------------------------------------------------------------------------------------------------------------
      $16 to 21    712,659          7.9 years                 $18.00             386,484            $17.62
       21 to 27    659,500          9.1 years                  21.91              18,503             23.59
       27 to 32    266,875          5.2 years                  30.68             254,875             30.75
       32 to 37     68,000          5.7 years                  35.19              68,000             35.19
       37 to 42    536,166          7.0 years                  39.59             360,660             39.60
  -----------------------------------------------------------------------------------------------------------
      $16 to 42  2,243,200          7.6 years                 $26.34           1,088,522            $29.18
  -----------------------------------------------------------------------------------------------------------


NOTE 14:  STOCKHOLDER RIGHTS PLAN
Under the Company's Stockholder Rights Plan, each share of common stock generally has "attached" to it one preferred share purchase right. Each right, when exercisable, entitles the holder to purchase 1/100th of a share of the Company's Series A Junior Participating Preferred Stock at a purchase price of $100. Each 1/100th of a share of Series A Junior Participating Preferred Stock will be substantially equivalent to one share of common stock and will be entitled to one vote, voting together with the shares of common stock. The rights will become exercisable only if, without the prior approval of the Board of Directors, a person or group of persons acquires or announces the intention to acquire 15% or more of the common stock. If the Company is acquired through a merger or other business combination transaction, each right will entitle the holder to purchase $200 worth of the surviving company's common stock for $100 (subject to adjustment). In addition, if a person or group of persons acquires 15% or more of the common stock, each right not owned by the 15% or greater shareholder would permit the holder to purchase $200 worth of common stock for $100 (subject to adjustment). The rights are redeemable, at the option of the Company, at $.01 per right at any time until ten business days after a person or group of persons acquires 15% or more of the common stock. The rights expire on July 18, 2005.

NOTE 15:  COMMITMENTS
At December 31, 2000, the Company was not a party to any foreign currency exchange contracts. At December 31, 2000, the Company was committed to purchase approximately 39.1 million pounds of copper, a two- to three-month supply of the Company's anticipated U.S. and United Kingdom requirements, at an aggregate cost of $33.9 million. At December 31, 2000, there were unrealized losses of $0.8 million on these commitments. Approximately $0.4 million of these unrealized losses represent losses on derivatives that will be realized as a loss related to the cumulative effect of accounting change with the adoption of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, effective
January 1, 2001. The commitments mature as follows:


                                                     Page 49 Belden Inc. AR 2000

                                                                      2001 (by quarter)
                                                  ------------------------------------------------------
                                                        1             2            3              4      Thereafter
-------------------------------------------------------------------------------------------------------------------
(in millions)
Commitments as of December 31, 2000                  $ 22.5         $8.2          $3.2            $-           $-


NOTE 16:  LEASES
Rental expense for operating leases primarily for office space and machinery and equipment was $4.4 million, $4.1 million and $3.8 million in 2000, 1999 and 1998, respectively.

Minimum annual lease payments for noncancelable operating leases in effect at December 31, 2000 are as follows:

  (in thousands)
  2001                                                               $4,199
  2002                                                                2,365
  2003                                                                1,316
  2004                                                                  746
  2005                                                                  250
  Thereafter                                                            106
                                                               -------------
                                                                     $8,982
                                                               =============

NOTE 17:  MAJOR CUSTOMERS, CONCENTRATIONS OF CREDIT
RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS
Major Customers
Sales to a major customer were $158.8 million or 14% of total revenues in 2000, $134.4 million or 16% of total revenues in 1999 and $121.2 million or 18% of total revenues in 1998.

Concentrations of Credit Risk
The Company sells its products to many customers in several markets across multiple geographic areas. Certain customers, primarily the larger distributors and communications companies, constitute in aggregate approximately 52% and 49% of revenues in 2000 and 1999, respectively. While historically bad debt expense has been minimal, events affecting the viability of such customers could expose the Company to credit risk. However, in general, at December 31, 2000 and 1999, the Company did not consider itself to have any significant concentrations of credit risk except for receivables from several operating units of its major customer of $23.2 million and $13.9 million, respectively.

Fair Value of Financial Instruments
The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables and debt instruments. At December 31, 2000 and 1999, the book values of cash and cash equivalents, trade receivables, trade payables and debt instruments, excluding the medium-term notes, are considered representative of their respective fair values. The book value of the medium-term notes at December 31, 2000 was $200 million. The fair value of the medium-term notes at December 31, 2000 was approximately $206 million estimated on a discounted cash flow basis using current obtainable rates for similar financing.

NOTE 18: INDUSTRY SEGMENTS AND GEOGRAPHIC INFORMATION
The Company conducts its operations through two business segments--the Electronics segment and the Communications segment. The Electronics segment designs, manufactures and markets metallic and fiber optic wire and cable products with communications, entertainment, industrial and networking applications. These products are sold primarily through distributors. The Communications segment designs, manufactures, and markets metallic cable products primarily with communications and networking applications. These products are sold chiefly to Local Exchange Carriers.

The Company evaluates performance and allocates resources based on operating earnings before interest and income taxes.

Operating earnings of the two principal businesses include all the ongoing costs of operations. Allocations to or from these businesses are immaterial. With the exception of certain unallocated tax assets, substantially all the business assets are the owned assets of each of the business segments. Segment information below the quantitative threshold is attributable to Corporate headquarters.


                                                     Page 50 Belden Inc. AR 2000

Business Segment Information

                                                                                CORPORATE &
                 2000                    ELECTRONICS       COMMUNICATIONS       ELIMINATIONS       CONSOLIDATED
---------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)
REVENUES                                 $790,396              $379,936          $(34,996)          $1,135,336
DEPRECIATION &
  AMORTIZATION                             26,099                11,190               246               37,535
OPERATING EARNINGS/(LOSS)                  97,410                16,683           (10,108)             103,985
INTEREST EXPENSE                               -                     -             20,107               20,107
INCOME/(LOSS) FROM CONTINUING
  OPERATIONS BEFORE TAXES                  97,410                16,683           (30,215)              83,878
IDENTIFIABLE ASSETS                       481,012               304,805             9,951              795,768
ACQUISITION OF PROPERTY,
PLANT & EQUIPMENT                          26,984               24,024*               319               44,665


*Includes $17,919 for acquired property, plant & equipment related to the Manchester acquisition.

                                                                                Corporate &
                 1999                     Electronics      Communications       Eliminations        Consolidated
----------------------------------------------------------------------------------------------------------------
(in thousands)
Revenues                                     $695,316             $132,103         $(8,805)            $818,614
Depreciation & amortization                    25,425                4,835              98               30,358
Operating earnings/(loss)                      79,651                4,673          (4,434)              79,890
Interest expense                                    -                    -          14,042               14,042
Income/(loss) from continuing
  operations before taxes                      79,651                4,673         (18,476)              65,848
Identifiable assets                           471,224              235,469           5,771              712,464
Acquisition of property,
  plant & equipment                            26,122*             160,203**             -              186,325


* Includes $7,081 for acquired property, plant & equipment related to the Duna and Dorfler acquisitions.
**Includes $155,778 for acquired property, plant & equipment related to the CSI acquisition.

                                                                              Corporate &
                 1998                    Electronics       Communications     Eliminations          Consolidated
----------------------------------------------------------------------------------------------------------------
(in thousands)
Revenues                                    $664,148            $  -                $   -              $664,148
Depreciation & amortization                   21,628               -                   58                21,686
Nonrecurring items                             9,084               -                    -                 9,084
Operating earnings/(loss)                     69,594               -               (3,792)               65,802
Interest expense                                   -               -                7,145                 7,145
Income/(loss) from continuing
operations before taxes                       69,594               -              (10,937)               58,657
Identifiable assets                          461,359               -                8,913               470,272**
Acquisition of property,
  plant & equipment                           64,403*              -                    -                64,403


*Includes $24,531 for acquired property, plant & equipment related to the acquisitions of Olex and EIW.
**Excludes $24,029 net assets of discontinued operations.




                                                     Page 51 Belden Inc. AR 2000

Geographic Information
The following table identifies revenues by country based on the location of the customer and property, plant and equipment by country based on physical location.

                                   2000                                1999                                 1998
-------------------- ----------- --------- ----------- -- ---------- --------- ----------- --- ---------- --------- -------------
                                 PERCENT   PROPERTY,                 Percent   Property,                  Percent    Property,
                                 OF        PLANT &                   of        Plant &                    of          Plant &
COUNTRY & REGION      REVENUES   REVENUE   EQUIPMENT      Revenues   Revenue   Equipment       Revenues   Revenue    Equipment
-------------------- ----------- --------- -----------    ---------- --------- -----------     ---------- --------- -------------
(in thousands)
UNITED STATES        $  777,489       69%    $257,423     $ 559,247       68%   $ 256,710      $ 433,466       65%     $ 105,282
CANADA                   49,569        4%      13,174        38,789        5%      13,535         40,020        6%        13,372
-------------------- ----------- --------- -----------    ---------- --------- -----------     ---------- --------- -------------
   TOTAL US &           827,058       73%     270,597       598,036       73%     270,245        473,486       71%       118,654
CANADA

THE NETHERLANDS          12,708        1%      33,270        13,574        2%      35,422         17,602        3%        28,660
UNITED KINGDOM           96,566        9%      17,676        23,067        3%           -         28,005        4%             -
REST OF EUROPE          115,340       10%      12,188       100,152       12%      17,334         70,027       11%        23,294
-------------------- ----------- --------- -----------    ---------- --------- -----------     ---------- --------- -------------
   TOTAL EUROPE         224,614       20%      63,134       136,793       17%      52,756        115,634       18%        51,954

ASIA/PACIFIC             48,578        4%      11,306        53,843        7%      13,811         47,702        7%        13,130
LATIN AMERICA            27,862        2%          23        21,710        2%           5         21,426        3%             7
OTHER                     7,224        1%           -         8,232        1%           -          5,900        1%             -
-------------------- ----------- --------- -----------    ---------- --------- -----------     ---------- --------- -------------

TOTAL                $1,135,336      100%    $345,060     $ 818,614      100%   $ 336,817      $ 664,148      100%     $ 183,745
-------------------- ----------- --------- -----------    ---------- --------- -----------     ---------- --------- -------------


NOTE 19: QUARTERLY OPERATING RESULTS (UNAUDITED)


                                                                       2000 (BY QUARTER)
                                            -----------------------------------------------------------------------
                                                    1                  2                 3                 4
  -----------------------------------------------------------------------------------------------------------------
  (in thousands, except per share amounts)
  REVENUES                                          $228,009          $291,199          $306,257          $309,871
  GROSS PROFIT                                        46,870            57,681            59,095            67,941
  OPERATING EARNINGS                                  19,374            25,109            28,824            30,678
  INCOME FROM CONTINUING OPERATIONS                    9,359            12,474            14,802            16,208
  NET INCOME                                           9,359            12,474            14,802            16,208
  BASIC EARNINGS PER SHARE FROM
  CONTINUING OPERATIONS                               $ 0.38            $ 0.51            $ 0.61            $ 0.66
  BASIC EARNINGS PER SHARE                            $ 0.38            $ 0.51            $ 0.61            $ 0.66

  DILUTED EARNINGS PER SHARE FROM
  CONTINUING OPERATIONS                               $ 0.38            $ 0.50            $ 0.60            $ 0.66
  DILUTED EARNINGS PER SHARE                          $ 0.38            $ 0.50            $ 0.60            $ 0.66



                                                     Page 52 Belden Inc. AR 2000

                                                                            1999 (by quarter)
                                            -----------------------------------------------------------------------
                                                        1                 2                   3               4
  -----------------------------------------------------------------------------------------------------------------
  (in thousands, except per share amounts)
  Revenues                                          $159,629          $166,220          $234,419          $258,346
  Gross profit                                        34,804            39,802            49,206            55,820
  Operating earnings                                  11,928            16,746            23,758            27,458
  Income from continuing operations                    6,231             9,234            11,531            13,995
  Net income                                           1,170             9,234            11,531            13,995
  Basic earnings per share
    from continuing operations                       $  0.26            $ 0.38           $  0.47           $  0.57
  Basic earnings per share                           $  0.05            $ 0.38           $  0.47           $  0.57

  Diluted earnings per share
    from continuing operations                       $  0.26            $ 0.38           $  0.47           $  0.57
  Diluted earnings per share                         $  0.05            $ 0.38           $  0.47           $  0.57

NOTE 20: CONTINGENT LIABILITIES
Various claims are asserted against the Company in the ordinary course of business including those pertaining to income tax examinations, product liability and patent matters. Based on facts currently available, management believes that the disposition of the claims that are pending or asserted will not have a materially adverse effect on the financial position of the Company.


                                                     Page 53 Belden Inc. AR 2000

STOCKHOLDER INFORMATION
Corporate Office
Belden Inc.
7701 Forsyth Boulevard
Suite 800
St. Louis, Missouri 63105
(314) 854-8000

Investor Relations Contact
Paul Schlessman
Vice President, Finance
and Chief Financial Officer
7701 Forsyth Boulevard
Suite 800
St. Louis, MO 63105
(314) 854-8054

Annual Meeting
11:00 a.m.
May 3, 2001
St. Louis Club
7701 Forsyth Boulevard
St. Louis, Missouri 63105

Transfer Agent
ChaseMellon Shareholder Services
85 Challenger Road
Overpeak Center
Ridgefield Park, NJ 07660
(201) 296-4266

Independent Auditors
Ernst & Young LLP
701 Market Street, Suite 1400
St. Louis, Missouri 63101
(314) 259-1000

Form 10-K
Stockholders may obtain without charge a copy of the Company's annual report on Form 10-K filed with the Securities and Exchange Commission by writing to the Investor Relations Department at the Company's corporate office.

Market Information
The Company's common stock is traded under the symbol "BWC." Belden's common stock began trading on the New York Exchange on September 30, 1993. At March 1, 2001, the Company had 931 stockholders of record.

Common Stock Prices and Dividends

                                                                     2000 (BY QUARTER)
                                       -------------------------------------------------------------------------------
                                              1                      2                   3                    4
-------------------------------------- ---------------- ------ -------------- ----- ------------- ------ -------------
DIVIDENDS PER COMMON SHARE                   $.05                  $.05                 $.05                 $.05
COMMON STOCK PRICES:
      HIGH                                    29                  30 3/8               28 1/2               26 3/4
      LOW                                  19 3/16                23 1/2                 22                 19 1/2


                                                                     1999 (by quarter)
                                       -------------------------------------------------------------------------------
                                              1                      2                   3                    4
-------------------------------------- ---------------- ------ -------------- ----- ------------- ------ -------------
Dividends per common share                  $.05                    $.05                $.05                 $.05
Common stock prices:
      High                                    22                   24 1/2              25 1/2              21 11/16
      Low                                  15 9/16                 15 3/4              20 5/16              17 1/16




                                                     Page 54 Belden Inc. AR 2000

DIRECTORS
Lorne D. Bain (Director since 1993; Age 59)
(Audit Committee Member)
Director; WorldOil.com, a trade publication and Internet-based business serving the oilfield services industry.

Christopher I. Byrnes (Director since 1995; Age 51)
(Compensation Committee Chairman)
Dean, School of Engineering and Applied Science; Washington University

C. Baker Cunningham (Director since 1993; Age 59)
Chairman of the Board, President and
Chief Executive Officer; Belden Inc.

Arnold W. Donald (Director since 2000; Age 46)
(Audit Committee Member)
Chairman and Chief Executive Officer; Merisant, a newly-formed company which markets global sweeteners under the brands Equal(R) and Canderel(R).

John M. Monter (Director since 2000; Age 53)
(Compensation Committee Member)
President and Chief Executive Officer; Brand Services, Inc., a supplier of scaffolding services and specialty temporary structures.

Bernard G. Rethore (Director since 1997; Age 59)
(Audit Committee Chairman)
Chairman of the Board, Emeritus; Flowserve Corporation, a supplier of advanced-technology fluid transfer and control equipment, systems and services.

Whitson Sadler (Director since 2000; Age 60)
(Compensation Committee Member)
President and Chief Executive Officer; Solvay America, Inc., a producer of chemicals, plastics, and pharmaceuticals.


Officers
C. Baker Cunningham (Age 59)
Chairman of the Board, President and Chief Executive Officer

Peter J. Wickman (Age 51)
Vice President, Operations and President, Belden Electronics

Richard K. Reece (Age 44)
Vice President, Operations and President, Belden Communications

Paul Schlessman (Age 44)
Vice President, Finance, and Chief Financial Officer

Kevin L. Bloomfield (Age 49)
Vice President, Secretary and General Counsel

Cathy O. Staples (Age 50)
Vice President, Human Resources

Stephen H. Johnson (Age 51)
Treasurer

                                                     Page 55 Belden Inc. AR 2000